UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Bavarian Nordic A/S
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Denmark
(Jurisdiction of Subject Company's Incorporation or Organization)

Bavarian Nordic A/S
(Name of Person(s) Furnishing Form)

Shares
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Peter Wulff
Bavarian Nordic A/S
Bøgeskovvej 9
DK-3490 Kvistgaard
Denmark
(45) 33 26 83 83

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Marianne Philip
Pernille H. Dalhoff
Sundkrogsgade 5
DK-2100 Copenhagen Ø
Denmark
(45) 70 12 12 11

May 23, 2005
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit
Number

(1) Rights Issue Prospectus 2005 dated May 19, 2005 firstly distributed on May 20, 2005

(2) Subscription form for US shareholders

Item 2. Informational Legends

The required legend is included on prominent portions of the disclosure documents submitted under Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(3) English translation of press announcement, dated May 19, 2005

PART III – CONSENT TO SERVICE OF PROCESS

Bavarian Nordic A/S is submitting to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BAVARIAN NORDIC A/S

By:

Name: PETER WULFF

Title: Chief Executive Officer

Date: May 23, 2005

EXHIBIT 1


BAVARIAN NORDIC
RIGHTS ISSUE 2005


IMVAMUNE™
Unlicensed Smallpox Vaccine.
Use on official recommendation only.

Prospectus dated 19 May 2005

This prospectus (the "Prospectus") has been translated from the Danish language into the English language. In the event of any discrepancies, the Danish language version shall be the governing text.

BAVARIAN NORDIC

Rights issue of up to 1,159,871 new shares with a nominal value of DKK 10 each at a price of DKK 360 per share with pre-emption rights to the shareholders of Bavarian Nordic A/S

This Prospectus has been prepared in connection with the offering (the "Offering" or the "Rights Issue") of up to 1,159,871 new shares with a nominal value of DKK 10 each in Bavarian Nordic A/S (the "Company" and together with its subsidiaries the "Group" or "Bavarian Nordic" and such shares the "New Shares").

The New Shares are offered in a 1 for 4 Rights Issue to the Company's shareholders to the effect that shareholders will be entitled to subscribe for 1 New Share of DKK 10 for each 4 Existing Shares of DKK 10 held (such rights the "Subscription Rights"). The Subscription Period for the New Shares commences on 4 June 2005 and closes on 17 June 2005. The Subscription Rights will be traded in the period from 1 June 2005 to 14 June 2005, inclusive. An application has been made for the listing of the New Shares on the Copenhagen Stock Exchange A/S (the "Copenhagen Stock Exchange"), *and dealings in the shares are expected to commence on 23 June 2005.*

The Offering is not underwritten, but a number of existing shareholders, A.J. Aamund A/S and LD Pensions, have made binding advance commitments to subscribe for a total of 253,571 New Shares (the "Minimum Offer"), corresponding to total gross proceeds of approximately DKK 91.3 million (the "Minimum Proceeds") by exercising their respective Subscription Rights.

Further to Management's expectations in respect of the Company's IMVAMUNE™ product of winning the whole or a substantial portion of an anticipated supply of third-generation smallpox vaccines to the US Authorities under a so-called RFP-III contract, the purpose of the Offering is (i) to fund the necessary inventory build-up of raw materials and ready-to-use vaccines and receivables in connection with the sale and delivery of these vaccines from 2006 and (ii) to strengthen research and product development activities, including clinical trials in the USA and Europe in the field of smallpox, HIV, measles and cancer, and production, including additional investments in a vaccine filling and packing line, and marketing. The gross proceeds from the capital increase are expected to total up to approximately DKK 417.6 million (the "Maximum proceeds"). For a further description of the Offering, see "Subscription of New Shares".

The New Shares rank *pari passu* with the existing shares in the Company (the "Existing Shares") and are eligible for any dividends payable in respect of the 2005 financial year and all dividends declared and paid thereafter.

Registration of the New Shares in the investor's account with the Danish Securities Centre will take place against cash payment for the New Shares.

This Rights Issue will not be, and is not required to be, registered with the US Securities and Exchange Commission under the US Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemption from the registration requirements of the Securities Act provided by rule 801 promulgated thereunder for rights offerings. Any resale or transfer of Subscription Rights by or on behalf of persons resident in the United States is not permitted except outside the United States pursuant to Regulation S of the Securities Act.

Prospective investors are advised to examine all the relevant risks and legal requirements, including any tax consequences and exchange control regulations that may be relevant in subscribing for shares in Bavarian Nordic A/S. *Investors should be aware that an investment in the New Shares and in Subscription Rights involves a high degree* of risk and should carefully consider the factors set out in the section on "Risk factors" in this Prospectus.

Lead Manager

Nordea Corporate Finance

Contents

General Information	5
Summary	7
Risk factors	14
Reasons for the Rights Issue	19
Market and diseases	21
Technologies	28
Bavarian Nordic	29
Material collaborative agreements	39
Patents and intellectual property rights	42
Summary financial information	43
Funding	48
Current trading and prospects	49
Management	51
Share capital and ownership	54
Rights attaching to the shares	57
Information on Bavarian Nordic	58
Additional information on Bavarian Nordic	59
Subscription of New Shares	60
Taxation	63
Extract from the 2004 Annual Report	65
Extract from the Articles of Association of Bavarian Nordic A/S	92
Glossary and definitions	97
Notes	102
Advisers	103

General information

Information relating to the Offering

The Offering of the New Shares is subject to Danish law. This Prospectus has been drawn up in compliance with the standards and requirements of Danish law, including the rules of the Copenhagen Stock Exchange.

The Prospectus for the Rights Issue has been prepared in a Danish-language version which will be the governing text in relation to the Rights Issue. In connection with the Rights Issue outside Denmark, a Prospectus has been prepared in an English-language version. The Danish-language Prospectus corresponds to the English-language version of the Prospectus but contains certain additional information required by the Copenhagen Stock Exchange and omits certain information of a technical nature which only concerns the Rights Issue outside Denmark.

This Prospectus is not an offer or an invitation by the Company or Nordea Corporate Finance to purchase or subscribe for shares in the Company. The delivery of this Prospectus and the Offering or the sale of the New Shares, the Existing Shares and the Subscription Rights may, in certain jurisdictions outside Denmark, be restricted by current legislation. Persons into whose possession this Prospectus may come are required by the Company and Nordea Corporate Finance to inform themselves about such restrictions and to ensure that they are observed.

No person has been authorised to give any information in connection with the Offering, other than as contained in this Prospectus. The Company, the Board of Directors, the Corporate Management and Nordea Corporate Finance shall not be liable for any information or representation made in connection with this Rights Issue, other than as contained in this Prospectus. Neither the delivery of this Prospectus nor any sale of the New Shares offered through this Prospectus shall, in any circumstances, create any implication that the information contained in this Prospectus is correct as of any time subsequent to the date of this Prospectus or that there have been no changes in the affairs of Bavarian Nordic since the drawing up of this Prospectus. Any amendment of material importance to the contents of the Prospectus will be made public as an addendum hereto pursuant to current legislation.

This Prospectus has been prepared for the purpose of the Rights Issue of Bavarian Nordic A/S. In the ordinary course of business of Nordea Bank AB (publ) (parent company of the Nordea Group), Nordea Bank AB (publ) and/or certain of its affiliated companies may have provided, and may in the future provide, investment banking advice and carry on normal banking business with Bavarian Nordic A/S and any subsidiaries and affiliated companies which Bavarian Nordic A/S may have in the future.

The Copenhagen Stock Exchange has issued the following statement on 19 May 2005 in relation to the Danish-language version of the Prospectus: "In the opinion of the Copenhagen Stock Exchange, the draft Prospectus fully complies with Order no. 330 of April 23, 1996 issued by the Danish Securities Council on the requirements for the Prospectus that must be made public before the securities can be admitted for official listing on a stock exchange and section 2 of Part II of Guidelines on Securities Listing on the Copenhagen Stock Exchange on requirements for prospectuses and offer terms for the admission of securities to listing on the Copenhagen Stock Exchange. We base our opinion solely on the information provided in the draft Prospectus and accept no responsibility for any errors or omissions therein."

Presentation of information

Certain accounting and statistical figures in this Prospectus have been subject to rounding adjustments. The sum of these figures is therefore not necessarily equivalent to the total amounts stated, and the percentage figures are not necessarily exactly equivalent to the absolute figures.

Forward-looking statements

This Prospectus contains forward-looking statements regarding, *inter alia*, the Group's financial position and business strategy. These statements can be identified by use of words such as 'expects', 'intends', 'will', 'may', 'anticipates', 'would', 'could' or similar expressions or their negative. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Group's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Additional factors that could cause the Group's actual results, performance or achievements to differ materially from expectations include, but are not limited to, those discussed under "Risk factors". These forward-looking statements apply only as of the date of this Prospectus.

Expected timetable

Trading in Subscription Rights	1 – 14 June 2005
Allocation of Subscription Rights to the shareholders' accounts with the Danish Securities Centre	3 June 2005
Subscription Period	4 – 17 June 2005
First day of listing of the New Shares	23 June 2005

Financial calendar for the remainder of 2005

H1 interim report	22 August 2005
Q3 interim report	26 October 2005

Important notice to U.S. Residents

This Rights Issue is made to persons resident in the United States only to the extent such persons held Existing Shares, whether directly or through a nominee, as of the record date of the Rights Issue. All persons subscribing for New Shares must attest on the Subscription Form that, to the extent they or any person on whose behalf they are acting are resident in the United States, they or such person, as applicable, held Existing Shares as of such record date.

This Rights Issue will not be, and is not required to be, registered with the US Securities and Exchange Commission under the US Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemption from the registration reqiurements of the Securities Act provided by rule 801 promulgated thereunder for rights offerings. Any resale or transfer of Rights by or on behalf of persons resident in the United States is not permitted except outside the United States pursuant to Regulation S of the Securities Act.

This Rights Issue is made for the securities of a company organised in Denmark. The offer is subject to Danish disclosure requirements, which are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with International Financial Reporting Standards, which may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Bavarian Nordic A/S is located in Denmark and some or all of its officers and directors may be residents of Denmark. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment.

Summary

The following is a summary of the information appearing in greater detail elsewhere in this Prospectus. The information provided should be read in conjunction with the full text of this Prospectus and should not be relied on separately.

The Prospectus contains statements concerning Bavarian Nordic's future growth, activities, results of operations, financial position and cash flow, which are subject to risks and uncertainties. Bavarian Nordic's actual results may differ significantly from the results discussed or implied in the forward-looking statements. Factors that might cause such differences include those discussed in "Risk factors".

Group

Bavarian Nordic develops, manufactures and markets innovative vaccines for the prevention and treatment of infectious diseases and cancer. Most of Bavarian Nordic's pipeline projects, including IMVAMUNE™ and vaccines against HIV, Japanese encephalitis, dengue fever and measles, are based on the Group's MVA-BN® core technology. In addition, Bavarian Nordic has a second-generation smallpox vaccine, Elstree-BN™. IMVAMUNE™ and Elstree-BN™ have been sold and are expected to be sold to a number of countries as products under development. These products along with vaccines against HIV are considered by Management to be the projects that represent the greatest market potential in the short and medium term.

Reasons for the Rights Issue

In the past couple of years, Bavarian Nordic has gone through a successive transformation from a biotechnology company with preclinical and clinical research and development of vaccines into being a completely integrated, international biopharmaceutical company with activities within research and development, production, marketing and sales of its own vaccine products.

Management expects that the US Authorities will place a so-called RFP-III order in late 2005 within the programme for clinical development and delivery of an MVA-based smallpox vaccine. RFP-III is a continuation of the process that was initiated with RFP-I and RFP-II. On 28 April 2005, the US Authorities confirmed that the RFP-III process will be initiated[1]. In continuation of this, the US Authorities released draft tender terms for RFP-III on 13 May 2005. During this stage of the programme, the US Authorities are expected to purchase a preliminary inventory of up to approximately 80 million doses of MVA-based smallpox vaccine in one or more tranches, of which approximately 20 million doses are expected to be delivered within 18 months of award of the contract[2]. The total order is expected to have a value of up to approximately USD 900 million, with an additional approximately USD 1 billion expected for maintenance of the stocks during 2007-2013[3]. The final terms and conditions for the RFP-III order are expected to be published in the summer of 2005, with the award of the contract expected in late 2005. Management expects that Bavarian Nordic will be awarded the whole or a substantial portion of this contract. Bavarian Nordic intends to execute the RPF-III order and the maintenance agreement in a commercial partnership with GlaxoSmithKline Biologicals s.a. ("GSK"), a subsidiary of GlaxoSmithKline Plc. See "Material collaborative agreements – Global framework agreement with GlaxoSmithKline Biologicals s.a. concerning IMVAMUNE™" for a further description of the agreement with GSK.

With a view to positioning Bavarian Nordic as well as possible for this order, the Group has accelerated the development of the global clinical development programme for IMVAMUNE™ and made substantial investments in its own manufacturing facilities in Kvistgård, Denmark so that production can begin in July 2005. These steps have resulted in accelerated costs.

Moreover, the postponement of the expected sales of Elstree-BN™ smallpox vaccines and accelerated investments in order to strengthen the Company's position to win a substantial portion of the RFP-III contract have reduced the Group's capital preparedness.

Use of proceeds

In conjunction with Management's expectation of winning the whole or a substantial part of an order for the supply of third-generation smallpox vaccine to the US Government under the RFP-III contract, the proceeds from the Rights Issue will be used as temporary financing of the necessary build-up of inventories of raw materials and ready-to-use vaccines and trade receivables in connection with the sale and delivery of these vaccines, which are expected to occur from 2006. Management expects that the revenue from this order over the delivery period will generate a significant and increasing liquidity surplus.

In addition, Bavarian Nordic plans to use the proceeds from the Rights Issue to strengthen its research and product development activities, including clinical trials within smallpox, HIV, measles and cancer, and production. In that connection, Bavarian Nordic has, *inter alia*, established a subsidiary in California, USA in order to increase its research and development activities within cancer immunotherapy. Moreover, Bavarian Nordic plans an expansion of its export and marketing function.

In order to reduce production costs and provide maximum supply reliability to Bavarian Nordic's customers, Management plans for Bavarian Nordic to initiate an investment in a vaccine filling and packing line in Kvistgård, Denmark in 2005/2006. This investment is expected to total approximately DKK 115 million. The decision concerning the funding of this investment is expected to be made around the time the investment is initiated.

If the gross proceeds from the Rights Issue amount to approximately DKK 400 million, the Group will have the necessary cash to implement the current strategy and action plans. If the gross proceeds are substantially lower, Management intends to reconsider Bavarian Nordic's future strategy, including action plans and the funding structure. Moreover, the Group intends to focus its research and development activities on projects which Management believes have the greatest market potential in the short and medium term (IMVAMUNE™ and vaccines against HIV). For additional information on Bavarian Nordic's risks relating to the Group's capital preparedness, see "Risk factors – Capital preparedness".

Strategy

Bavarian Nordic's strategy is based on the development of products that make a real difference in the treatment and prevention of infectious diseases and cancer. Bavarian Nordic's future growth builds on the MVA-BN® vector, which Management finds to be a safe multivalent vaccine vector.

Bavarian Nordic believes that it is important to work both with modern recombinant vaccine technologies such as the Group's HIV vaccine projects, and also with other projects based on well-documented vaccine technologies such as IMVAMUNE™.

Furthermore, Bavarian Nordic believes that it is strategically important to diversify its projects to include infectious diseases, in which prophylactic vaccines have historically proven to be effective, such as Japanese encephalitis and measles, but also therapeutic vaccines against chronic infectious diseases such as HIV or cancer. Management is also strongly focused on building Bavarian Nordic's clinical and regulatory functions to ensure targeted product registration strategies. Bavarian Nordic's strategy also involves building expertise and capacity in clinical batch manufacturing, maturing of industrial production lines and actual industrial production with the relevant expertise in quality management of biological production.

In the medium term, Bavarian Nordic plans to invest in the production of other traditional vaccines in addition to IMVAMUNE™.

Clinical pipeline

Smallpox vaccines

Bavarian Nordic develops and sells smallpox vaccines based on MVA-BN® and Elstree-BN™. Bavarian Nordic's regulatory strategy for smallpox vaccines is being established in collaboration with US and EU health authorities.

Bavarian Nordic has ownership of all relevant data for regulatory approval and has developed a number of patents and patent-protected processes used in the production of the Group's vaccines.

IMVAMUNE™

Bavarian Nordic develops MVA-BN® as a stand-alone third-generation smallpox vaccine, IMVAMUNE™. Based on data from a number of animal studies and clinical trials, Management expects that IMVAMUNE™ will offer docu-


Clinical pipeline
Preclinical
Phase I/II
Phase II
Phase III
Market
Smallpox vaccines
IMVAMUNE™ (MVA-BN®)
Elstree-BN™
Registration application in 2008
Supplied to governments as vaccines in development
HIV vaccines
MVA HIV nef
therapeutic
Phase III in 2007
MVA-BN® HIV polytope
therapeutic
prophylactic
MVA-BN® HIV multiantigen
Other vaccines
Japanese encephalitis
Dengue fever
Measles

mented efficacy and protection against smallpox infection 3 to 4 days after only one vaccination, while traditional replicating vaccines only show protection 10 to 14 days after vaccination. The programme is in Phase II clinical trials, and the product is thus still under development. Management expects that the IMVAMUNE™ clinical development programme will result in an Emergency Authorization in 2006 and an application for registration (BLA) in 2008.

In July 2004, Bavarian Nordic's IMVAMUNE™ vaccine was granted "fast track" status by the FDA. "Fast track" status ensures that Bavarian Nordic has ongoing dialogue with the FDA during the development programme and gives priority review status to an application for product approval.

In July 2004, Bavarian Nordic was granted a patent by the United States Patent and Trademark Office ("USPTO"), covering MVA-BN® virus in recombinant and non-recombinant form and derivatives thereof with similar properties, also including the MVA virus with the same or a superior safety profile compared with MVA-BN®.

In February 2003, Bavarian Nordic and another company were awarded part A of the RFP-I contract for the early development of IMVAMUNE™ by the National Institutes of Health ("NIH"), and in September 2003, Bavarian Nordic was the only company to be awarded part B of the RFP-I contract, which provides funds for further clinical testing of IMVAMUNE™. The total funding obtained by Bavarian Nordic under parts A and B of the RFP-I contract amounts to up to approximately USD 29 million.

In September 2004, Bavarian Nordic was awarded funds under RFP-II. This RFP provides funds for further preclinical and clinical development of IMVAMUNE™, involving the vaccination of more than 2,000 persons in three clinical trials. Furthermore, the funds are used to test the robustness of the bulk manufacturing process and validation of the industrial process according to Good Manufacturing Practice (GMP). The contract also encompasses the supply of 500,000 doses of IMVAMUNE™ produced with Bavarian Nordic's validated manufacturing process. The RFP-II contract has a value of up to USD 100 million. In addition, NIH has an option to purchase an additional 2.5 million doses of IMVAMUNE™ at a value of USD 41 million.

RFP-I and RFP-II are development contracts which are expected to lead to the US Department of Health and Human Services (HHS) inviting tenders to supply a major contract (RFP-III) in the summer of 2005. Management expects that the process will encompass up to approximately 80 million doses of MVA-based smallpox vaccine at a value of up to about USD 900 million and an additional maintenance agreement worth approximately USD 1 billion during the period 2007-2013. RFP-III is a continuation of the process that was initiated with RFP-I and RFP-II. On 28 April 2005, the US Authorities confirmed that the RFP-III process will be initiated. Following this, on 13 May 2005 the US Authorities published a draft of the tender terms for RFP-III. During this stage of the programme, the US Authorities are expected to purchase preliminary stocks of up to approximately 80 million doses of MVA-based smallpox vaccine in one or more tranches. Approximately 20 million doses are scheduled for delivery within 18 months of award of the contract. Under the RFP-III order, IMVAMUNE™ will be sold as products under development. Management believes that Bavarian Nordic has a strong competitive edge in terms of winning the whole or a substantial portion of the RFP-III order from the US Authorities. Bavarian Nordic will form a commercial partnership with GSK to effect the RFP-III order and the maintenance agreement.

To give the US Authorities additional supply reliability for IMVAMUNE™, Bavarian Nordic has entered into a framework agreement on production, distribution and marketing with one of the world's largest vaccine manufacturers, GlaxoSmithKline Biologicals s.a. ("GSK), a subsidiary of GlaxoSmithKline Plc. Under the terms of the agreement, the parties will collaborate and form a commercial partnership on RFP-III and future US governmental programmes to ensure adequate production and security of supply to other markets.

Elstree-BN™

Elstree-BN™ is a second-generation vaccinia smallpox vaccine produced in a serum-free medium. Historically, Bavarian Nordic has only produced Elstree-BN™ according to demand. During the period from 2002 to 2004, Bavarian Nordic sold Elstree-BN™ vaccines at a total value of approximately DKK 750 million. In 2004, Bavarian Nordic experienced a limited demand for vaccines. The decision by the G7 countries to establish a WHO stock of 200 million doses of smallpox vaccine has increased demand, and Management expects to sell the total stock of (approximately 17 million doses) of Elstree-BN™ vaccines in 2005.

HIV vaccines

Bavarian Nordic is developing three therapeutic and prophylactic HIV vaccines simultaneously:

- MVA HIV *nef*
- MVA-BN® HIV *polytope*
- MVA-BN® HIV *multiantigen*

MVA HIV nef is a therapeutic HIV vaccine in Phase II clinical trials. This programme is based on an MVA-recombinant vaccine expressing the HIV nef protein. Based on previous clinical results, Management believes that the vaccine could potentially counteract HIV replication and slow disease progression in persons already infected with HIV.

The MVA-BN® HIV polytope vaccine will be tested both as a therapeutic and a prophylactic vaccine. The vaccine is developed in a partnership with Epimmune Inc. ("Epimmune"). The vaccine is tested in a prophylactic study, but Bavarian Nordic is also developing the vaccine as a therapeutic vaccine for the treatment of patients already infected with HIV. MVA-BN® HIV multiantigen is developed as a prophylactic HIV vaccine in the preclinical phase.

Other pipeline projects

In addition to smallpox and HIV vaccines, Bavarian Nordic has a number of research and development projects in the preclinical phase. Thus, the Company has vaccine projects in dengue fever and Japanese encephalitis. Both projects are based on Bavarian Nordic's MVA-BN® technology. In addition, Management expects to conduct a number of preclinical trials in childhood diseases and related illnesses, including measles, in 2005, and to test the applications of IMVAMUNE™ in neonatal immunology.

Bavarian Nordic decided in 2004 to resume its research and development activities in the field of cancer vaccines by establishing the subsidiary BN ImmunoTherapeutics in California, USA. Bavarian Nordic's first cancer vaccine candidate is expected to target breast cancer, based on the Her-2/neu antigen, for which a monoclonal antibody targeting this antigen (Herceptin) is marketed by Roche AG and Genentech Inc. This antibody has proven to be effective in about 20% of patients. Bavarian Nordic's subsidiary in the United States, BN ImmunoTherapeutics, has inlicensed the rights to a Her-2/neu antigen. Management expects to file for an IND in 2006 to initiate the first clinical trials.

Production facilities

Bavarian Nordic has two high-technology production facilities. One of the facilities, located in Kvistgård in Denmark, is designed for the commercial production of IMVAMUNE™ and MVA-BN® recombinant vaccines. The other facility, located in Berlin, Germany, is designed for the production of recombinant vaccines for clinical research.

Management believes that the Group's Kvistgård and Berlin production facilities will meet the requirements set by the EU and the USA (FDA) for "Good Manufacturing Practice" (GMP), and that they will meet all regulatory guidelines for industrial vaccine production. In this connection, Bavarian Nordic has received a number of approvals, including environmental approvals to establish production facilities in Kvistgård, Denmark, and Berlin, Germany.

Bavarian Nordic took over the Kvistgård production facility in the spring of 2004. The combined investment in production equipment, land and buildings and their reconstruction is expected to amount to approximately DKK 250 million. Most of these costs have been incurred and financed, amounting to approximately DKK 225 million as of 31 March 2005.

The reconstruction of the manufacturing unit, which began on 1 September 2004 and was completed in the spring of 2005, proceeded according to plan. The production facility is expected to be fully staffed by the end of Q2 2005, at which time the facility is expected to be fully qualified for production to start up in July 2005. All the necessary manufacturing approvals have been received according to plan.

In Q3 2005, Bavarian Nordic expects to complete the production required to obtain the Danish Medicines Agency's final approval of the site at the beginning of Q4 2005.

Bavarian Nordic has established the Kvistgård facility with an initial capacity of approximately 40 million doses of IMVAMUNE™ per year, which can be expanded to up to 180 million doses per year in order to optimise its position for the anticipated RFP-III tender. The capacity can be immediately adjusted to approximately 60 million doses per year without major additional investments. Management expects to be able to deliever the total expected volume of smallpox vaccine under the RFP-III tender within less than 18 months of receiving the order.

Organisation and employees

During the past couple of years, Bavarian Nordic has gone through a successive transformation from a biotechnology company with preclinical and clinical research and development of vaccines into a fully integrated international biopharmaceutical company with activities in research and development, production, marketing and the sale of its own vaccine products. As a result of the activity increase, the number of Group employees has grown. Bavarian Nordic had a total of 185 employees as of 31 March 2005.

Current trading

Bavarian Nordic generated revenue of DKK 71 million in Q1 2005, realising a pre-tax loss of DKK 18 million. The revenue derived from income from ongoing RFP-I and RFP-II contracts with the US Authorities.

The Company's capital preparedness rose from DKK 165.1 million at the end of 2004 to DKK 189.0 million at 31 March 2005. The increase was mainly due to a credit facility of DKK 100 million with Nordea Bank Danmark A/S.

Outlook for 2005

Management forecasts revenue for the financial year ending 31 December 2005 to be in the range of DKK 450-500 million. Two-thirds of this revenue is expected to come from current (RFP-I and RFP-II) contracts with the US Authorities and to be evenly distributed over the year. The remaining one-third will come from the sale of (approximately 17 million) doses of Elstree-BN™ smallpox vaccines expected to be sold in H2 2005.

In 2005, costs are expected to increase as a result of the start of production, related quality management functions, administration of RFP contracts, establishment of marketing activities and infrastructure, as well as preparations for the global sale of IMVAMUNE™. Moreover, the Company projects an increase in costs due to the acceleration of clinical research and development activities and the corresponding recruitment of new staff to meet the targets defined. Consequently, Management forecasts an income after tax of approximately DKK 0 million.

Bavarian Nordic's budget includes a cash outflow from operating and investing activities in the amount of DKK 110-130 million in 2005. For a more detailed description of the risks relating to Bavarian Nordic's cash preparedness, see "Risk factors – Cash preparedness".

The US Authorities are expected to commence inviting tenders for a contract (RFP-III) in the clinical development programme on an MVA-based smallpox vaccine in the summer of 2005. Management expects to win the whole or a substantial portion of this contract, which is expected to be awarded at the end of 2005. Management expects the RFP-III order to include the purchase of a preliminary stock of up to approximately 80 million doses of MVA-based smallpox vaccine. The value of this purchase is expected to be up to approximately USD 900 million. Bavarian Nordic's share of this order is expected to be recognised as income from 2006. Management expects that income from this order will generate a substantial, increasing liquidity surplus during the course of the delivery period. In addition to the RFP-III order, Management expects the US Authorities to invite tenders for a contract worth an additional USD 1 billion concerning the maintenance of the smallpox vaccine stocks during the period 2007-2013. Management also expects that Bavarian Nordic will win a portion of this maintenance agreement. Bavarian Nordic and GSK will be commercial partners concerning the RFP-III order and the maintenance agreement.

In addition to smallpox vaccine activities, the Group expects to allocate a number of resources to other development projects in 2005. Bavarian Nordic plans to accelerate its HIV programmes by initiating a number of Phase I, Phase I/II and Phase II clinical trials. Furthermore, Management expects that Bavarian Nordic's US operations, BN ImmunoTherapeutics, will apply for permission to conduct Phase I clinical trials in 2006 for an MVA-BN®-based vaccine against breast cancer.

Bavarian Nordic aims to investigate the potential of the MVA-BN® platform in the field of vaccines against infectious diseases in children. In 2005, the measles vaccine programmes will be accelerated.

Management believes that Bavarian Nordic's MVA-BN® vector represents a promising and effective technology. As a result, the Group intends to continue investigating, developing and commercialising the potential of the MVA-BN® platform. Furthermore, Bavarian Nordic finds that it is important to expand the technological platform and will launch activities in 2005 to identify other vector technologies and vaccines to complement and/or supplement the MVA-BN® platform.

Risk factors

An investment in Bavarian Nordic A/S involves a high risk and should therefore only be made by investors with the necessary expertise to appraise the investment.

Prospective investors should, *inter alia*, carefully consider the factors set out in "Risk Factors" in this Prospectus.

Ownership

As of the date of this Prospectus, almost 5,000 shareholders were registered by name in Bavarian Nordic A/S' register of shareholders, representing approximately 80% of the Company's share capital.

Pursuant to Section 29 of the Danish Securities Trading Act, the following shareholders have notified the Company that they hold more than 5% of the share capital as at the date of this Prospectus:

Shareholders	No. of shares of DKK 10	Ownership interest
A.J. Aamund A/S	912,556	19.7%
Lønmodtagernes Dyrtidsfond (LD Pensions)	347,623	7.5%

Subscription of New Shares

Subscription amount and ratio

The Offering consists of a 1 : 4 Rights Issue of 1,159,871 New Shares of DKK 10 each, corresponding to DKK 11,598,710 nominal value, with pre-emption rights to the existing shareholders of the Company.

The Offering is not underwritten, but a number of existing shareholders, A.J. Aamund A/S and LD Pensions, have made binding advance commitments to subscribe a total of 253,571 New Shares of DKK 10 nominal value each, corresponding to DKK 2,535,710 nominal value by exercising their respective subscription rights.

Subscription Period

The Subscription Period for the New Shares commences on 4 June 2005 and closes on 17 June 2005.

Subscription Price

The New Shares are offered at DKK 360 per share of DKK 10, free of brokerage fees.

Allocation of Subscription Rights

The shareholders will be granted 1 Subscription Right for each Existing Share of DKK 10 nominal value held. Accordingly, 4 Subscription Rights are required for the subscription of 1 New Share of DKK 10 nominal value. Shareholders who are registered with the Danish Securities Centre as shareholders of the Company on 3 June 2005 at noon (Copenhagen time) are entitled to subscribe for the New Shares.

Trading in Subscription Rights

The Subscription Rights will be traded on the Copenhagen Stock Exchange in the period from 1 June 2005 to 14 June 2005 inclusive.

Subscription Agent

Shareholders' instructions that they wish to exercise their Subscription Rights and subscribe for New Shares shall be given to each shareholder's custodian institution.

Nordea Bank Danmark A/S, telephone +45 3333 5092, facsimile +45 3333 3182, shall act as subscription agent for the Rights Issue.

Payment and registration with the Danish Securities Centre

Registration of the New Shares in the investor's account with the Danish Securities Centre will take place against payment in cash on subscription on or before 17 June 2005.

Securities identification codes

The Company's shares are registered on the Copenhagen Stock Exchange under the following securities identification codes:

Existing Shares:	DK00 1599801-7
New Shares (temporary code):	DK00 6000290-5
Subscription Rights:	DK00 6000282-2

Lead Manager

The Rights Issue has been arranged by Nordea Corporate Finance, a division of Nordea Bank Danmark A/S, as Lead Manager for Bavarian Nordic A/S.

Proceeds

If all the New Shares are subscribed, Bavarian Nodics's equity will be increased by approximately DKK 397.5 million after deduction of the expenses related to the Rights Issue. If the Minimum Proceeds are received, Bavarian Nordic's equity will be increased by a net amount of approximately DKK 83.1 million.

Underwriting

The Rights Issue is not underwritten, but a number of existing shareholders, A.J. Aamund A/S and LD Pensions, have made binding advance commitments to the Company to subscribe for a total of 253,571 New Shares, corresponding to total gross proceeds of approximately DKK 91.3 million. Of this amount, A.J. Aamund A/S and LD Pensions will subscribe for New Shares corresponding to gross proceeds of DKK 60.0 million and approximately DKK 31.3 million, respectively, by exercising their respective Subscription Rights.

Completion of the Rights Issue

The Rights Issue will be completed if a minimum of 253,571 New Shares are subscribed for (the Minimum Offering), corresponding to Minimum Proceeds of approximately DKK 91.3 million, for which binding advance commitments have been received.

Summary financial information

The summary of Bavarian Nordic's financial results and financial position should be read in conjunction with the Group's audited annual report for 2004, extracts of which are reproduced in "Extract from the 2004 Annual Report" in this Prospectus, which also includes a description of the accounting policies. A summary of the financial figures for Q1 2005 (unaudited) is provided in "Current trading and prospects – Current trading".

(DKK million)	2000	2001	2002	2003	2004	Q1 2004	Q1 2005[2]
			Audited			Unaudited	
Income statement							
Revenue	0.0	0.0	121.1	524.5	164.8	113.8	70.7
Production costs	0.0	0.0	56.5	206.5	70.3	36.3	38.7
Gross result	**0.0**	**0.0**	**64.6**	**318.0**	**94.5**	**77.5**	**32.0**
Development costs	36.7	41.8	34.1	36.9	85.1	11.0	25.7
Research costs	25.1	29.8	25.8	24.1	35.3	7.0	7.3
Sales and administrative costs	17.3	22.0	31.4	43.0	56.4	9.8	16.2
Income from operations	**(79.1)**	**(93.4)**	**(26.7)**	**214.0**	**(82.3)**	**49.7**	**(17.2)**
Financial items	4.3	2.5	1.0	3.6	5.6	3.2	(0.7)
Income before company tax	**(74.8)**	**(90.9)**	**(25.7)**	**217.6**	**(76.7)**	**52.9**	**(17.9)**
Net income for the year	**(74.8)**	**(92.1)**	**70.1**	**150.6**	**(53.0)**	**37.7**	**(12.6)**
Balance sheet							
Non-current assets	8.0	9.4	111.5	71.0	291.8	103.6	354.2
Current assets	75.7	52.5	206.2	358.2	310.3	309.8	303.1
Total assets	**83.7**	**61.9**	**317.7**	**429.2**	**602.1**	**413.4**	**657.3**
Shareholders' equity	62.3	44.1	196.4	347.0	315.4	384.7	303.5
Current liabilities	17.8	17.7	116.7	78.0	240.6	26.0	263.5
Non-current liabilities	3.6	0.1	4.6	4.2	46.1	2.7	90.3
Total liabilities and shareholders' equity	**83.7**	**61.9**	**317.7**	**429.2**	**602.1**	**413.4**	**657.3**
Cash flow statement							
Cash flow from operating activities	(74.6)	(93.1)	(13.7)	209.3	(76.6)	6.0	(30.1)
Cash flow from investment activities	27.4	6.2	(4.9)	(106.9)	(224.6)	(156.1)	(59.9)
Attributable to investments in tangible non-current assets	(2.9)	(5.4)	(8.9)	(28.9)	(190.5)	(42.4)	(55.0)
Cash flow from financing activities	7.8	72.9	85.7	3.1	182.5	3.0	73.7
Cash, end of period	41.1	27.1	94.1	199.8	80.7	52.2	64.4
Financial ratios[1]							
Earnings per share (DKK)	(27.4)	(30.1)	17.6	33.4	(11.5)	8.3	(2.7)
Equity value per share (DKK)	22.8	13.2	43.5	76.9	68.0	85.2	65.4
Stock market price/equity value	7.4	6.5	2.5	3.3	7.9	4.0	8.1
Shareholders' equity share	74%	71%	62%	81%	52%	93%	46%
Number of employees, end of period	67	70	62	87	145	94	185

[1] The ratios are calculated in accordance with "Recommendations and Ratios 2005" issued by the Danish Association of Financial Analysts
[2] The unaudited figures for Q1 2005 are presented in accordance with IFRS.

Cash preparedness and capital preparedness

Bavarian Nordic's capital preparedness rose from DKK 165.1 million at the end of 2004 to DKK 189.0 million at 31 March 2005. The increase was mainly due to a credit facility of DKK 100 million with Nordea Bank Danmark A/S. For a further description of the Company's current funding, see "Funding – Funding agreements with Nordea Bank Danmark A/S".

Among the key assumptions in Bavarian Nordic's budgets for 2005 and 2006 is that the Group is awarded a significant portion of the RFP-III order and sales of Elstree-BN™ vaccines. If the gross proceeds from the Rights Issue amount to approximately DKK 400 million, Management expects, in accordance with the Group budgets, to have the necessary cash preparedness and capital preparedness at least until 30 June 2006 to implement the Group's current strategy and action plans.

If the proceeds from the Rights Issue only amount to approximately DKK 91.3 million, corresponding to the Minimum Proceeds, Bavarian Nordic will have a funding requirement during the first half of 2006, but Management believes that the Company will be able to obtain the necessary temporary credit facilities to build the required working capital in connection with the RFP-III order. In such a situation, Management would also reconsider Bavarian Nordic's future strategy, including action plans and the funding structure. For a more detailed description of the risks relating to the Group's cash preparedness, see "Risk factors – Cash preparedness".

Risk factors

Any investment in shares involves an element of risk. Bavarian Nordic's risk profile reflects the risks related to the Group's pipeline, day-to-day operations, including the formation and fulfilment of customer contracts, and the goal of continuing expansion. The following section outlines a number of risk factors which may influence Bavarian Nordic's pipeline, future performance, activities, results of operations, cash flows and financial position. If one or several of the risk factors described below materialise, the price of the Company's shares may fall, and the shareholders may lose all or part of their investment. The risk factors set out below should not be taken as an exhaustive description of all risks faced by Bavarian Nordic, but as an expression of the risk factors which Management believes are particularly important and relevant for the Group. The risk factors are not listed in any order of priority with regard to significance or probability. The description of risks is qualified in its entirety by the full text of this Prospectus.

Risks related to the business

RFP-III process

Bavarian Nordic has to date entered into two contracts (RFP-I and RFP-II) with the US Authorities, which are administered by the National Institute of Allergy and Infectious Diseases ("NIAID"), a component of the National Institutes of Health ("NIH"). Both agreements are development agreements and have been entered into with the primary objective of supplying a number of doses of IMVAMUNE™ smallpox vaccine and clinical data which are to confirm the safety of IMVAMUNE™ and the ability to supply and the production capacity of Bavarian Nordic. Management expects that the US Authorities will invite tenders (RFP-III) for an order of up to approximately 80 million doses of smallpox vaccine in the summer of 2005 with placement of the order in late 2005, which corresponds to an expected contract value of up to approximately USD 900 million and an additional approximately USD 1 billion expected to be granted for the maintenance of the stocks from 2007-2013[3]. RFP-III is a continuation of the process that was initiated with RFP-I and RFP-II. On 28 April 2005, the US Authorities confirmed[1] that the RFP-III process will be initiated. In continuation of this, the US Authorities released draft tender terms for RFP-III on 13 May 2005. During this stage of the programme, the US Authorities are expected to purchase a preliminary inventory of up to approximately 80 million doses of MVA-based smallpox vaccine in one or more tranches, of which approximately 20 million doses are expected to be delivered within 18 months of award of the contract[2]. In addition, Management considers Bavarian Nordic to be well positioned to obtain the whole or a substantial portion of the order as a result of its clinical development stage, the patent position of IMVAMUNE™ and the Group's newly-established production facilities in Kvistgård, Denmark, which ensure supply to the US Authorities. Bavarian Nordic intends to carry out the RFP-III order and the maintenance agreement in a commercial partnership with GSK.

However, there can be no assurance that the expected RFP-III process from the US Authorities is not deferred or cancelled. Likewise, there can be no assurance that Bavarian Nordic receives the whole or any part of the order under the RFP-III process or that the US Authorities will invite tenders for the RFP-III order in 2005 or in the future. If any of these risks materialise, it may have a material adverse impact on the Group's future growth, activities, results of operations, financial position and cash flow. For a further description of the RFP-III process, see "Bavarian Nordic – IMVAMUNE™".

Cash preparedness

Bavarian Nordic's cash preparedness is limited, and there can be no assurance that Bavarian Nordic will be able to enter into agreements or attract new capital that may secure the Group's ongoing operations after the time when the present cash preparedness will be depleted.

Bavarian Nordic aims to achieve gross proceeds from the Rights Issue totalling DKK 417.6 million. The Rights Issue is not underwritten, but A.J. Aamund A/S and LD Pensions have made binding advance commitments to subscribe for New Shares corresponding to gross proceeds totalling approximately DKK 91.3 million.

Bavarian Nordic's cash preparedness in respect of 2005 and 2006 will be affected in particular by:

- the amount of gross proceeds from the Rights Issue;
- whether the Group sells the whole or significant parts of its total stocks of approximately 17 million doses of Elstree-BN™ smallpox vaccine to a number of customers in H2 2005; and
- whether the Group wins the whole or a significant part of the RFP-III order for up to approximately 80 million doses of smallpox vaccine from the US Authorities in late 2005 with expected delivery from 2006.

Depending on the amount of proceeds from the Rights Issue, a need for additional funding may arise in order for the Group to be able to implement its current strategy and action plans.

If Bavarian Nordic only achieves gross proceeds of approximately DKK 100 million, and revenue from the sale of Elstree-BN™ vaccine stocks in H2 2005 is significantly lower than expected, and if the US Authorities initiate the RFP-III tender process, Management believes that Bavarian Nordic will be able to obtain the credit facilities required to fund the necessary build-up of working capital in connection with the RFP-III order. For a further description of existing credit facilities, see "Funding – Funding agreements with Nordea Bank Danmark A/S".

If the gross proceeds from the Rights Issue are lower than approximately DKK 200 million, and the sale of Elstree-BN™ vaccines in H2 2005 are significantly lower than expected, and the RFP-III order has not commenced or is delayed significantly, the Group will adapt its strategy including its action plans and funding structure so as to have adequate liquidity in 2005 and 2006.

There can be no assurance that Bavarian Nordic will at all times have the required capital preparedness to implement the Group's current strategy and action plan. If that is not the case, it may have a material adverse impact on the Group's cash position, future growth, activities, results of operations, financial position and cash flow.

Forecasts made

Management expects that Bavarian Nordic's revenue for the financial year ending 31 December 2005 will be in the range of DKK 450-500 million. Two-thirds of this revenue is expected to come from already existing (RFP-I and RFP-II) contracts with the US Authorities and to be evenly distributed over the year. The remaining one-third is expected to come from the sale of approximately 17 million doses of Elstree-BN™ smallpox vaccines expected to be sold in H2 2005.

As a result of the planned increase in activity within research and development and start-up costs in connection with the expected RFP-III order from the US Authorities, Management expects a net income after tax of approximately DKK 0 million.

Bavarian Nordic operates in volatile markets, and market trends and expectations are subject to ambiguity. If Bavarian Nordic's incoming orders or its customers' expected buying patterns deviate from expectations, the interim results may deviate from the forecasts.

There can be no assurance that changes and/or postponement will not occur in agreements already signed by Bavarian Nordic for the supply of smallpox vaccine, or that the Group will be able to enter into agreements with the anticipated cash effect. Moreover, there can be no assurance that Bavarian Nordic's customers will not postpone expected agreements, including the expected RFP-III order from the US Authorities.

Bavarian Nordic's forecasts are based on a number of assumptions being met. If these assumptions are not met in full or in part, Bavarian Nordic's future results may deviate significantly from the forecasts stated in this Prospectus, which may have a material adverse impact on the Group's future growth, activities, results of operations, financial position and cash flow.

Production

For Bavarian Nordic to be able to fulfil orders for the supply of smallpox vaccines, it is important to have sufficient production capacity and to be able to achieve and maintain a satisfactory production quality.

The initial production capacity at the Kvistgård facility is approximately 40 million doses of IMVAMUNE™ per year with the possibility of increasing the output to as much as 180 million doses per year. Production capacity can be increased to 60 million doses immediately without major additional investments. To ensure maximum supply reliability, Management is planning to start up an investment of approximately DKK 115 million in a vaccine filling and packing line in Kvistgård, Denmark in 2005/2006. The production facility is expected to be fully staffed by the end of Q2 2005, at which time the facility is expected to be fully qualified for production to start up in July 2005.

In order to further increase supply reliability, Bavarian Nordic has entered into a framework agreement with GlaxoSmithKline Biologicals s.a., a subsidiary of GlaxoSmithKline Plc., one of the world's largest vaccine manufacturers, on the production, distribution and marketing of IMVAMUNE™. See "Material collaborative agreements" for a further description of the agreement with GSK.

There can be no assurance that Bavarian Nordic will be able to supply the required number of vaccines in the required quality, at a competitive price, or within the agreed timeframe.

Bavarian Nordic works with the development of drugs targeting a number of disease areas. If, contrary to Management's expectation, the market for smallpox vaccines should disappear, or be substantially reduced, Management believes that the Group's production facilities in Kvistgård, Denmark, could be re-configured to produce vaccines against other diseases within a period of 4-6 months for an additional investment of DKK 25-50 million. If the market for smallpox vaccines should disappear, or if Bavarian Nordic is unable to supply the products demanded by customers, it may have the effect that the Group's expected revenue cannot be generated or is delayed. There can be no assurance that Bavarian Nordic will be able to successfully re-configure its production facilities, which could have a material adverse impact on the Group's future growth, activities, results of operations, financial position and cash flow.

Authorisations for production facilities
Bavarian Nordic has production facilities in Kvistgård, Denmark and Berlin, Germany. The Group strives to ensure that its production facilities meet the requirements set by the EU and the USA (FDA) for 'Good Manufacturing Practice' (GMP), and that they meet all regulatory guidelines for industrial vaccine production. There can be no assurance that the production facilities will be able to meet these requirements in the future without additional investments, and that it would not have a material adverse impact on the Group's future growth, activities, results of operations, financial position and cash flow.

Bavarian Nordic has received a number of approvals, including environmental approvals, for the establishment of its production facilities. Bavarian Nordic endeavours to comply with the requirements on which such approvals are based. However, there can be no assurance that Bavarian Nordic will be able to comply with the conditions to ensure that the Group receives the necessary approvals for continuing production at its manufacturing facilities. Failure to meet any of these requirements may have a material adverse impact on the Group's future growth, activities, results of operations, financial position and cash flow.

Protection of patents and other intellectual property rights
Bavarian Nordic's future competitive strength will depend substantially on the Group's ability to obtain and maintain patent protection and other protection of its intellectual property rights and production processes. There can be no assurance that the Group's patents will not be challenged, invalidated, declared void or circumvented, or that the Group will be able to enforce its intellectual property rights. The Group seeks to continuously improve and expand its patent position based on its in-house expertise in the patent area and assistance from external experts.

If Bavarian Nordic is unable to efficiently enforce its patents and intellectual property rights, it may have a material adverse impact on the Group's future growth, activities, results of operations, financial position and cash flow.

Risks relating to Bavarian Nordic's technologies
The development of products based on Bavarian Nordic's primary vaccine technology platform, MVA-BN®, is subject to a number of uncertainties and risks which are described below:

- To date, products have not been filed or approved based on the MVA-BN® vector technology.
- Bavarian Nordic has tested the therapeutic effect and safety of the MVA-BN® vector technology in animal models and clinical trials, but there can be no assurance that these results are indicative of the results that will be achieved in the current and future clinical trials in humans, and that adverse side effects will not be observed.
- There can be no assurance that the risks relating to Bavarian Nordic's technologies will not result in material delays or the discontinuation of development programmes.
- There can be no assurance that the potential product will be safe and effective when marketed.
- There can be no assurance that the necessary regulatory approvals are obtained.
- Bavarian Nordic can give no assurance that the Group's products can be produced cost effectively in commercial quantities, or that any products, if launched, will obtain acceptance in the market.
- Finally, there can be no assurance that future clinical trials prove that Bavarian Nordic's MVA-BN® vector technology is as effective as Management expects.

If any of the risks described materialise, it may have a material adverse impact on Bavarian Nordic's future growth, activities, results of operations, financial position and cash flow.

Collaborative agreements
Collaborative agreements with other biopharmaceutical companies, biotechnology companies and production partners form an integral part of Bavarian Nordic's business. There can be no assurance that Bavarian Nordic will be able to retain its present partners or enter into new agreements or new alliances on satisfactory terms. The Group seeks to enhance the possibility of concluding such collaborative agreements by continuously developing its primary technology platform – MVA-BN® – and stand-alone projects.

Clinical development
Bavarian Nordic has not yet obtained regulatory approval for the marketing of any product. Several of the Group's vaccine projects are still at an early development stage. There can be no assurance that these vaccine projects will demonstrate adequate safety and efficacy to form the basis of registration as drugs. Preclinical and clinical trials are associated with significant uncertainty, and there can be no assurance that the effect and safety profile observed in early trials will be confirmed in subsequent trials.

Outsourcing of clinical development is a key element of Bavarian Nordic's development strategy. There can be no assurance that the Group's partners will carry out the development activities as agreed. This may delay the clinical development of the projects. Bavarian Nordic's development partners are all professional within their fields, and Bavarian Nordic intends to enter into partnerships solely with companies and institutions that have extensive experience and expertise within their respective fields.

Dependence on suppliers

The drug market is a market subject to substantial regulation, and there can be no assurance that Bavarian Nordic will continue to be able to purchase the products required for its future operations. Management believes that Bavarian Nordic is not dependent on any single supplier. Any changes in Bavarian Nordic's suppliers' positions and their ability to supply the raw materials required by Bavarian Nordic may have an impact on Bavarian Nordic's ability to fulfil customer contracts, which could have a material adverse impact on Bavarian Nordic's future growth, activities, results of operations, financial position and cash flow.

Dependence on customers

Bavarian Nordic's expectations of entering into further agreements regarding, *inter alia*, the sale of smallpox vaccines are subject to considerable uncertainty. In the event that Bavarian Nordic does not enter into additional agreements, the Group would not achieve revenue beyond what is expected from already existing agreements.

Bavarian Nordic's counterparties in a number of negotiations and agreements concerning the Group's smallpox vaccine programme are governments and other public authorities. The supply of smallpox vaccines is considered by many governments to be a matter of national interest. As a result, the Group is subject to substantial political risks, partly in respect of the final decision as to the conclusion of agreements and partly in respect of the terms and conditions of such agreements. There can be no assurance that political factors will not have a material adverse impact on Bavarian Nordic's ability to enter into contracts and on the terms and conditions of such contracts. Bavarian Nordic seeks to constantly keep in close contact, either through in-house or external representatives, with the governments and authorities with whom negotiations take place in order to gain increased insight into decision-making patterns and processes.

Sales of Bavarian Nordic's Elstree-BN™ and IMVAMUNE™ smallpox vaccines, which have been sold as vaccines under development, have primarily taken place in the form of "one-off" sales. There can be no assurance that Bavarian Nordic will not, in future, become dependent on any single customer, which may have a material adverse impact on Bavarian Nordic's future growth, activities, results of operations, financial position and cash flow.

Liability for damages and product liability

As a biopharmaceutical company, Bavarian Nordic operates in a market which is subject to a certain amount of risk. Bavarian Nordic may hence be subject to the risk of receiving liability claims alleging adverse effects from clinical trials and the use of the Group's products. This risk is significantly increased by concluding agreements for the supply of smallpox vaccines that remain to be completed or approved for use in humans. There can be no assurance that Bavarian Nordic's products will not have major side effects that may give rise to substantial liability claims. Bavarian Nordic seeks to avoid this risk by maintaining adequate insurance coverage relative to the Group's activities. There can be no assurance that Bavarian Nordic will be able to maintain such insurance coverage, or that such existing or any future insurance policies or the Group's own resources will sufficiently cover any claims for damages that may be received in future.

IMVAMUNE™, which is supplied to the US Authorities under the RFP-II contract, is a product under development. As part of the agreement between Bavarian Nordic and the US Authorities, the parties have agreed, for the time being, to solely use IMVAMUNE™ for clinical research. Management believes that Bavarian Nordic has taken all necessary steps to cover the risks relating to the use of IMVAMUNE™. However, there can be no assurance that Bavarian Nordic's products are used solely for clinical research, and that such use would not give rise to significant claims for damages, which may have a material adverse impact on Bavarian Nordic's future growth, activities, results of operations, financial position and cash flow.

In addition, Bavarian Nordic has sold Elstree-BN™ smallpox vaccines as products under development to a number of countries and contracting parties. As part of the supply contracts, Bavarian Nordic has excluded liability in respect of Elstree-BN™. However, there can be no assurance that Bavarian Nordic will not be met with claims for damages, which could have a material adverse impact on the Group's future growth, activities, results of operations, financial position and cash flow.

In addition, there can be no assurance that Bavarian Nordic will not infringe patents and other intellectual property rights held by third-parties and will not be met with claims for damages, which could have a material adverse impact on the Group's future growth, activities, results of operations, financial position and cash flow.

Employees

One of the key resources of Bavarian Nordic is its employees, and it is therefore a key factor in the Group's future success that Bavarian Nordic is able to attract and retain qualified employees. If Bavarian Nordic is unable to attract and retain qualified employees, it may have a material adverse impact on the Group's future growth, activities, results of operations, financial position and cash flow.

Bavarian Nordic has previously implemented an incentive plan, and at the most recent annual general meeting held on 26 April 2005 the shareholders authorised the implementation of a new incentive plan based on warrants to the members of the Board of Directors, Corporate Management and the employees. The programme is intended to motivate and retain the Group's employees and create a workplace that meets the requirements of existing and future employees both in terms of pay and professional challenges.

For a description of Bavarian Nordic's incentive plans, see "Share capital and ownership – Warrants".

Foreign currency risks
A significant share of Bavarian Nordic's costs are settled in euros, whilst most of the Company's revenue is invoiced in US dollars and other currencies, which exposes Bavarian Nordic to foreign currency risks. The RFP-II contract with the US Authorities is settled in US dollars. Revenues from the RFP-II contract come primarily from the reimbursement of costs incurred by Bavarian Nordic in connection with the further development of IMVAMUNE™ for the US Authorities. Foreign currency risks are hence limited to exchange rate fluctuations from the date of invoice until the date of payment. In addition, Management expects that Bavarian Nordic's share of the order under the RFP-III process will also be settled in US dollars, which would potentially substantially increase Bavarian Nordic's exchange rate exposure. The Company intends to seek to hedge this exposure.

Bavarian Nordic has to date not hedged exchange rate risks, but Management continually evaluates the need to do so. Contracts denominated in other currencies than euros and US dollars are not expected to constitute a major exchange rate risk. However, there can be no assurance that any exchange rate fluctuations would not have a material adverse impact on Bavarian Nordic's future growth, activities, results of operations, financial position and cash flow.

Risks related to external factors

Competition and prices
The market for drugs is highly competitive. There are a number of companies that develop drugs targeting the same diseases as Bavarian Nordic and which have greater financial resources and in some areas are more advanced in their product development than Bavarian Nordic. There can be no assurance that the competitors will not develop products or enter into alliances that may significantly impair Bavarian Nordic's competitive position.

Pricing in the pharmaceutical market will have a crucial effect on Bavarian Nordic's ability to generate profits. There can be no assurance that Bavarian Nordic will be able to obtain prices for its products that ensure sufficient earnings to cover Bavarian Nordic's costs.

Advance commitments in respect of the Rights Issue
The Rights Issue is not underwritten, but a number of existing shareholders, A.J. Aamund A/S and LD Pensions, have made binding advance commitments to the Company to subscribe for a total of 253,571 New Shares with total gross proceeds of approximately DKK 91.3 million. Out of this amount, A.J. Aamund A/S and LD Pensions will subscribe for New Shares corresponding to gross proceeds of approximately DKK 60.0 million and approximately DKK 31.3 million, respectively, by exercising their respective Subscription Rights.

Market price risks
The equity market is volatile. Therefore, the price of Bavarian Nordic A/S' shares may be affected by factors that cannot be attributed solely to the Company's circumstances. Consequently, there can be no assurance that the value of the shares will not be affected by fluctuations in the equity market, the market for biopharmaceutical shares, and the market's method of pricing such shares.

Reasons for the Rights Issue

Background

Bavarian Nordic develops, manufactures and markets innovative vaccines for the prevention and treatment of infectious diseases and cancer. Most of Bavarian Nordic's pipeline projects, including IMVAMUNE™ and vaccines against HIV, Japanese encephalitis, dengue fever and measles, are based on the Group's MVA-BN® core technology. In addition, Bavarian Nordic has a second-generation smallpox vaccine, Elstree-BN™. IMVAMUNE™ and Elstree-BN™ have been sold and are expected to be sold to a number of countries as products under development. These products along with vaccines against HIV are considered by Management to be the projects that represent the greatest market potential in the short and medium term.

In the past couple of years, Bavarian Nordic has gone through a successive transformation from a biotechnology company with preclinical and clinical research and development of vaccines into being a completely integrated, international biopharmaceutical company with activities within research and development, production, marketing and sales of its own vaccine products. Bavarian Nordic has entered into delivery and development contracts for smallpox vaccines with the authorities in the USA, Germany and a number of other countries.

The Company's development contracts with the US Authorities were awarded in February 2003 (RFP-I) and September 2004 (RFP-II), respectively, and comprise the clinical development and supply of MVA-BN® as a safe third-generation smallpox vaccine. The value of these contracts totals approximately USD 29 million and up to USD 141 million, respectively.

Management expects that the US Authorities will place an order for an MVA-based smallpox vaccine (RFP-III) in late-2005. RFP-III is a continuation of the process that was initiated with RFP-I and RFP-II. On 28 April 2005[1], the US Authorities confirmed that the RFP-III process will be initiated. In continuation of this, the US Authorities released draft tender terms for RFP-III on 13 May 2005. During this stage of the programme, the US Authorities are expected to purchase a preliminary inventory of up to approximately 80 million doses of an MVA-based smallpox vaccine in one or more tranches, of which approximately 20 million doses are expected to be delivered within 18 months of award of the contract[2]. The total order is expected to have a value of up to approximately USD 900 million, with an additional USD 1 billion expected for maintenance of the stocks during 2007-2013[3]. The final terms and conditions for the RFP-III order are expected to be published in the summer of 2005, with the award of the contract expected in late 2005. Management expects that Bavarian Nordic will be awarded the whole or a substantial portion of this contract. The RFP-III order and the maintenance agreement will be executed in a commercial partnership with one of the world's largest vaccine manufacturers, GlaxoSmithKline Biologicals s.a., a subsidiary of GlaxoSmithKline Plc.

With a view to positioning Bavarian Nordic as well as possible for this order, the Group has accelerated the development of the global clinical development programme for IMVAMUNE™ and made substantial investments in its own manufacturing facilities in Kvistgård, Denmark so that production can begin in July 2005. These steps have resulted in accelerated costs.

Bavarian Nordic's revenue for the year ended 31 December 2004 was DKK 164.8 million, with a pre-tax loss of DKK 76.7 million. The original forecast for 2004 was a revenue of DKK 400 million and a pre-tax profit of DKK 60-80 million. In December 2004, Bavarian Nordic reduced its forecast for 2004 to a revenue of DKK 170 million and a pre-tax loss of DKK 80 million. The revised forecast was primarily attributed to a postponement in the sales of Elstree-BN™ smallpox vaccine. Sales of these vaccines are expected to take place during H2 2005.

The postponement of the sales of Elstree-BN™ smallpox vaccines and the accelerated investments in order to strengthen the Company's position to win a substantial portion of the RFP-III contract have reduced the Group's capital preparedness, which at 31 December 2004 totalled approximately DKK 165 million of which approximately DKK 70 million consisted of leased facilities and mortgages on the plant in Kvistgård.

Use of proceeds

Bavarian Nordic aims to obtain gross proceeds of approximately DKK 417.6 million from the Rights Issue.

In conjunction with Management's expectation of winning the whole or a substantial part of an order for the supply of third-generation smallpox vaccine to the US Government under the RFP-III contract, the proceeds from the Rights Issue will be used as temporary financing of the necessary build-up of inventories of raw materials and ready-to-use vaccines and trade receivables in connection with the sale and delivery of these vaccines, which are expected to occur from 2006. Management expects that the revenue from this order over the delivery period will generate a significant and increasing liquidity surplus.

In addition, Bavarian Nordic plans to use the proceeds from the Rights Issue to strengthen its research and product development activities, including clinical trials within smallpox, HIV, measles and cancer, and production. In that connection, Bavarian Nordic has, *inter alia*, established a subsidiary in California, USA in order to increase its research and development activities within cancer immunotherapy. Moreover, Bavarian Nordic plans an expansion of its export and marketing function.

In order to reduce production costs and provide maximum supply reliability to Bavarian Nordic's customers, Management plans for Bavarian Nordic to initiate an investment in a vaccine filling and packing line in Kvistgård, Denmark in 2005/2006. This investment is expected to total approximately DKK 115 million. The decision concerning the funding of this investment is expected to be made around the time the investment is initiated.

Finally, a portion of the proceeds from the Rights Issue will be used to strengthen the Company's overall capital resources so that the Group can react quickly on international investment and collaboration opportunities that may arise.

If the gross proceeds from the Rights Issue are substantially lower than approximately DKK 400 million, Management intends to reconsider Bavarian Nordic's future strategy, including action plans and the funding structure. Moreover, the Group intends to focus its research and development activities on projects which Management believes have the greatest market potential in the short and medium term (IMVAMUNE™ and vaccines against HIV). For information on the Group's capital preparedness, see also "Risk factors – Capital preparedness".

The speed at which the proceeds from the Rights Issue and the operating income are used will depend on; the investments and the costs of manufacturing smallpox vaccines, the number of research programmes, preclinical and clinical products that are moved on in clinical development, and the timing and terms and conditions of potential collaborative agreements. Lack of income from the sale of smallpox vaccines and out-licensing could contribute to reducing the speed of development of certain programmes in order to optimise the use of the Group's cash preparedness.

Until the proceeds from the Rights Issue are used, Bavarian Nordic intends to invest them in investment grade securities and as cash deposits with banks.

Market and diseases

Unless otherwise indicated, the information in this section is derived from the World Health Organisation ("WHO"), the US Center for Disease Control and Prevention (CDC) and the National Institutes of Health (NIH) websites and relevant links. Management believes that the market and disease description in this section is accurate. However, there can be no assurance that other sources may not have different opinions of the market in which Bavarian Nordic operates.

The references to websites used to prepare this section apply as per 19 May 2005. However, there can be no assurance that the contents of the websites referred to will not be changed after the release of this Prospectus.

Bavarian Nordic is an international biopharmaceutical company that develops, manufactures and markets innovative vaccines for the prevention and treatment of infectious diseases and cancer. Most of Bavarian Nordic's pipeline projects, including IMVAMUNE™ and vaccines against HIV, Japanese encephalitis, dengue fever and measles, are based on the Group's MVA-BN® core technology. In addition, Bavarian Nordic has a second-generation smallpox vaccine, Elstree-BN™.

IMVAMUNE™ and Elstree-BN™ have been sold and are expected to be sold to a number of countries as products under development. These products along with vaccines against HIV, are considered by Management to be the projects that represent the greatest market potential in the short and medium term, so Bavarian Nordic will focus the majority of its resources in these areas.

The Group continually assesses the market potential and the competition for the disease areas in which it conducts research and development projects. These disease areas and their market potential are described in more detail below.

Smallpox

History and background

Throughout history, smallpox caused by the Variola major virus (human smallpox virus) has resulted in more deaths than any other infectious disease. In 1950, 30 years before WHO declared that smallpox had been eradicated, 50 million cases of smallpox occurred in the world each year[4]. The Variola major virus is fatal in 10-30% of those who contract it.

The Variola virus belongs to the orthopox virus family. Gene sequence studies have shown that camelpox is the most closely related virus and that variola and camelpox share the same ancestor, possibly a smallpox virus in rodents. A virus such as variola requires a human population of between 100,000 and 300,000, living closely together, to manifest itself in the population. The virus first appeared in human evolution a few thousand years ago in the Egyptian and Mesopotamian cultural societies and the northern parts of India, at the same time as which the camel became domesticated. Given the close relationship between human smallpox and camelpox, it would be reasonable to assume that both viruses originate from any one of these places 2,000 to 4,000 years ago. This assumption is consistent with the earliest written records and archaeological findings from these civilisations[5].

Orthopox virus and vaccination

In addition to variola and camelpox, vaccinia virus, cowpox virus, mousepox virus, monkeypox virus and several other viruses also belong to the orthopox family of viruses. It is a well-documented fact that there is strong cross-immunity between all members of this family of viruses. From the early 1800s, smallpox vaccination was made mandatory in many countries, evolving to comprehensive vaccination campaigns against smallpox, and finally a global vaccination effort in the 1960s and 1970s, co-ordinated by WHO. In May 1980, human smallpox was officially declared eradicated as a human disease.

The observation made by Edward Jenner, a British physician, that milkmaids who had contracted cowpox no longer developed human smallpox disease has formed the basis for vaccines which over the next two centuries gradually eradicated the disease. Initially, vaccination of humans involved scraping the cowpox virus into the skin after it had been punctured (scarified). The problem with this procedure was that it relied on the availability of active cowpox infections in cows to produce the vaccine. Therefore, a procedure based on an infection chain in humans was developed in which a person vaccinated with cowpox transferred his infection to another person through a so-called "arm-to-arm" method. In this way, the vaccine could be kept "alive" through many generations. Obviously, this procedure was not particularly suitable and led to the transfer of many other infections. During the 20th century, smallpox vaccines were usually manufactured in animals through comprehensive scarification of the animal's abdomen with the vaccinia virus. Currently known as "first-generation vaccines", these vaccines were used until 1980. However, before then, a "second-generation vaccine" had begun to be introduced. In principle, these vaccines were similar to the first-generation vaccines, with the exception that they were produced in cell cultures in laboratories. First and second-generation smallpox vaccines are often referred to as "traditional smallpox vaccines".

In 1980, when WHO declared that human smallpox (variola) had been eradicated, global smallpox vaccination programmes were discontinued with the exception of military personnel in certain countries. The reason for discontinuing general smallpox vaccination programmes was that it was common knowledge that, in spite of the effective protection against human smallpox infection, the use of these vaccines involved significant safety problems. Side effects are built into the mechanism of action in the way cowpox virus and vaccinia virus offer protection against human smallpox. When the variola virus infects an unprotected human, it will normally cause the virus to spread, leading to smallpox pustules on the entire body. Such cases have a fatality rate of 10-30%. An infection with the vaccinia virus, on the other hand, will usually only cause a local infection and a single smallpox pustule at the injection site. Over a period of 10-14 days, an immune response is induced and the vaccinia virus infection is combated. The vaccinated person is subsequently protected against variola or human smallpox infection. However, large groups of people cannot effectively fight the local infection of a vaccinia virus vaccination. This causes side effects such as: generalised vaccinia infection, which is often fatal; progressive vaccinia infection, where the local infection spreads to a large area around the inoculation site; and eczema vaccinatum, which is an eczema that spreads to the entire body or to an infection of the brain. Another common complication seen especially in vaccinated infants is local infections that may eventually lead to blindness or deafness caused by their scratching of the vaccination wound followed by putting their finger in their eyes or ears. High-risk groups for smallpox vaccination with vaccinia virus include infants, elderly people, people infected with HIV and AIDS patients, cancer patients, people who have had an organ transplant and people with atopic disorders such as atopic dermatitis and active eczema as well as allergies such as hay fever. In total, about 10% of the population has a direct risk of experiencing serious side effects from vaccination with vaccinia virus, and when persons in close contact with high-risk groups are included, about one-fourth of the population should be excluded from vaccination with first and second-generation smallpox vaccines[5]. A new side effect from vaccination with vaccinia virus in clinical studies is a heart infection (myopericarditis), observed in up to 1 out of every 140 healthy young men vaccinated with the first and second-generation vaccines which the USA has been stockpiling since 2001[7 8].

After 1980, due to the large number of serious side effects of the vaccinia virus vaccination, WHO recommended that all countries stop vaccinating the general population and either destroy human smallpox virus samples stored for research purposes or submit such samples to one of two public (authorised) institutions in the USA and the Soviet Union, respectively. These countries were thereafter the only countries to store samples of the variola virus or human smallpox virus for medical and research purposes.

Human smallpox was believed to have been eradicated and all virus samples kept under control.

Why a new, safe smallpox vaccine?

In the early 1990s, however, it became clear that, in spite of the convention prohibiting the development, production and stockpiling of bacteriological (biological) weapons and their destruction (from 1972), and the convention prohibiting biological weapons (from 1975), a variola virus had been manufactured for use in warfare[9]. It also became clear that many of the scientists who had been working with biological weapons programmes had emigrated to other countries that gave rise for concern. Furthermore, volumes of manufactured human smallpox virus could not be accounted for.

Up through the 1990s, it also became evident that only very few people were still protected against smallpox infection. In addition, there were indications that the monkeypox virus could potentially spread to other species, including humans[5]. Finally, it became increasingly obvious that new gene technologies could be applied to alter different animal pox viruses with the purpose of manufacturing synthetic viruses that could potentially act like human smallpox[10]. For example, camelpox is very similar to human smallpox, in that there are essentially only three genes that separate the two viruses[5]. DNA synthesis technologies are continually being developed. It is expected that in 2006, the technology will be developed to an extent that would allow the synthesizing of DNA to the size of smallpox virus. Technologies for reconstituting smallpox virus from its DNA already exist[11].

Based on these observations, a number of governments have found that there is a need to stockpile smallpox vaccines in order to be able to quickly respond in the event of an outbreak of smallpox in humans. During 1999-2002, these governments started to stockpile traditional first and second-generation smallpox vaccines. The USA, for example, has stockpiled approximately 320 million doses of traditional vaccines. Germany, the UK and the Netherlands have also built smallpox vaccine stocks for their entire population, and many other countries have stockpiled large or small contingency stocks of smallpox vaccines[12 13 14]. In the autumn of 2004, the G7 countries decided to provide WHO with a stockpile of 200 million doses of smallpox vaccine. However, these vaccines are not available today and therefore have to be manufactured if this decision is to be realised.

The side effects of traditional vaccinia vaccines were already recognised as a serious problem long before the smallpox disease was eradicated. As early as 1950, several initiatives were implemented to develop safer smallpox vaccines. Two particular viruses are known to be the product of this research[15]. One of them is Modified Vaccinia Ankara (MVA) and the other, a Japanese vaccinia virus, is known as LC16m8. The strategy behind the development of these viruses was based on changing the characteristics of the traditional vaccines by modifying these viruses to changed living conditions. The LC16m8 vaccine was developed by modifying the Lister-Elstree vaccine to grow in rabbit kidney cells at reduced temperatures in more than 30 passages. The idea was that the modified virus would be attenuated when administered to humans at body temperatures of 37°C. The LC16m8 vaccine is to some extent attenuated compared with the original vaccine, but it still causes the same side effects as the classical vaccines[15]. MVA was developed in a more radical manner. The idea was to exclusively cultivate from the master virus a number of generations on chicken embryo fibroblast cells, anticipating that the virus would alter its characteristics and no longer be capable of growing in mammalian cells. MVA is a vaccinia virus derived from the vaccinia strain CVA (Chorioallantois Vaccinia Ankara), which is used by the Vaccination Institution Ankara in Turkey as a basis for vaccination of humans. MVA was developed by the German Professor Anton Mayr in Munich[16] as an attenuated vaccinia virus through repeated serial passages in chicken embryo fibroblast (CEF) cells. After 516 passages, CVA, which had now been attenuated, was named MVA (Modified Vaccinia Ankara). MVA 516 was transferred to Bayrischer Impfanstalt in Germany with the objective of being developed into a new and safe smallpox vaccine. This Institute continued the serial passages of MVA 516, leading to MVA passage 571, which formed the basis of the vaccine used for the pre-vaccination of more than 120,000 children and adults in Germany after product approval in 1976. Bavarian Nordic's MVA-BN®-based smallpox vaccine, IMVAMUNE™, is an advancement of the original MVA 571 vaccine. IMVAMUNE™ is a third-generation smallpox vaccine characterised by the fact that it is unable to replicate in human cells and therefore cannot cause a productive infection.

The market for smallpox vaccines in 2005

There is distinct and growing concern in the international community that smallpox may be used as a biological weapon in warfare or in acts of terror, or that the smallpox disease may re-occur by the spreading of other orthopox viruses from animals to humans[5]. Several governments, including the USA, the UK, Germany and the Netherlands have established stockpiles for their entire population, and a number of other countries have stockpiled large or small contingency stocks of smallpox vaccines. In addition, many international organisations are debating contingency strategies concerning the international stockpiling of vaccines. These organisations include the European Commission[17], WHO and the G7 countries. The US health authorities have, together with anthrax bacteria and other microorganisms, classified variola or human smallpox virus, as a Class A pathogen which is deemed to represent one of the greatest threats to US citizens[18].

Bavarian Nordic has supplied traditional smallpox vaccine to authorities in a number of countries and is currently discussing and negotiating for the production, distribution and development of smallpox vaccines to a number of additional countries.

Smallpox vaccine products are not approved in the market today, with the exception of the LC16m8 vaccine approved in Japan. Although Bavarian Nordic's vaccines have yet to be approved for general use by any authority, Bavarian Nordic has seen a demand for its smallpox vaccines.

In July 2004, Bavarian Nordic's IMVAMUNE™ vaccine was granted "fast track" status by the FDA. "Fast track" status ensures that Bavarian Nordic has ongoing dialogue with the FDA during the development programme and gives priority review status to an application for product approval. "Fast track" status is granted to drugs in development for which the FDA believes that there is an acute or great need. Management expects that Bavarian Nordic will be the only company to receive product approval for a third-generation smallpox vaccine within the next few years.

It is difficult to give a precise estimate on the market size for traditional first and second-generation smallpox vaccines. In recent years, a number of countries have stockpiled smallpox vaccines. Management estimates that the USA, Germany, the Netherlands, France, Denmark and the UK have stockpiled a total of 550-600 million doses of first and second-generation smallpox vaccines, and that Japan has stocked approximately 12 million doses of the LC16m8 smallpox vaccine. In addition, Management estimates that a number of other countries in Europe and elsewhere have stockpiled between one and six million doses per country. The size of the stocks in most other countries is unknown.

In addition to the existing stocks, the G7 countries have decided to provide WHO with a stockpile of 200 million vaccine doses. With the exception of minor surplus stocks from the USA, Germany and a few other countries, these are vaccines that currently do not exist in the G7 countries. Less than half of the G7 countries have vaccines for their entire populations or surplus stocks of traditional smallpox vaccines.

With its third-generation smallpox vaccine IMVAMUNE™, Bavarian Nordic is at the forefront of setting new standards for smallpox vaccines. Bavarian Nordic's IMVAMUNE™ vaccine programme has contributed to the US Authorities' creation of the three-step (RFP) tender process (known as the RFP-I, RFP-II and RFP-III programmes) for the development and stockpiling of a safe smallpox vaccine for the 25% of the population who are not without significant risk of side effects from vaccination with traditional first and second-generation vaccines available today. The US Authorities have allocated up to approximately USD 900 million to purchase up to approximately 80 million doses of an MVA-based vaccine such as IMVAMUNE™ and earmarked approximately USD 1 billion in additional funds to maintain the stocks and the infrastructure during the period 2007-2013. RFP-III is a continuation of the process that was initiated with RFP-I and RFP-II. On 28 April 2005, the US Authorities confirmed that the RFP-III process will be initiated. Following this, on 13 May 2005 the US Authorities published a draft of the tender terms for RFP-III. During this stage of the programme, the US Authorities are expected to purchase preliminary stocks of up to approximately 80 million doses of MVA-based smallpox vaccine in one or more tranches. Approximately 20 million doses are scheduled for delivery within 18 months of award of the contract.

Management expects that the US Authorities' purchase of these up to approximately 80 million doses of an MVA-based third-generation vaccine will have a very significant influence on similar decisions in other western countries in the coming years. Management anticipates that the initiation of the RFP-III process will change the market for smallpox vaccines to the benefit of third-generation vaccines. Upon registration, it is Management's opinion that the bulk of the market will be assumed by third-generation vaccines, leaving first and second-generation vaccines as registered contingency vaccines. Management believes that it would be a natural step for a number of governments to resume smallpox vaccination of their populations when a third-generation vaccine becomes available upon registration. In doing so, these countries could avoid maintaining expensive vaccine contingencies which would include emergency vaccine stocks that would have to be replaced every three to five years. Regular vaccination would require re-vaccination every 10 to 20 years, depending on the size of the background immunity required in the population.

Given IMVAMUNE™'s safety profile, Management believes that the future price for IMVAMUNE™ will be competitve. Prices for first and second-generation vaccines that have been sold to a number of countries have fluctuated considerably in recent years, with an average price of about EUR 2.0 per dose. To this price should be added several euros per dose for bandages over the area where the local infection with vaccinia occurred to avoid infection and to protect against the infection being transferred to the eyes, ears or to other persons.

Competition in the market for smallpox vaccines
In addition to Bavarian Nordic's smallpox vaccines, the market for smallpox vaccines is currently covered by first and second-generation vaccines. These include:

- Acambis Plc.'s ("Acambis") ACAM2000 vaccine, which is a cloned NYCBOH (New York City Board of Health) derived vaccine produced in vero cells.
- The LC16m8 vaccine, which is derived from a first-generation Lister-Elstree vaccine through temperature adaptation, supplied by the Chemo-Sero-Therapeutic Research Institute, Kaketsuken (Japan), to the Japanese government.
- The US company Vaxgen Inc. is working under a license to develop the LC16m8 vaccine as an alternative to the ACAM2000 vaccine.
- In recent years, Sanofi-Aventis SA has manufactured an unknown quantity of a Lister-Elstree vaccine which, similar to Bavarian Nordic's Lister-Elstree (Elstree-BN™) vaccine, is produced in CEF cells.

In recent years, approximately 120 million doses of more than 20-year-old first-generation vaccines have been bought by or donated to governments. These vaccines were supplied by Berna Biotech AG, Wyeth Corporation and Sanofi-Aventis SA.

Two companies, Acambis and Bavarian Nordic, are developing third-generation vaccines based on the MVA virus, which Management expects will take over the large majority of the smallpox vaccine market.

Management believes that Bavarian Nordic's third-generation smallpox vaccine IMVAMUNE™ has a competitive edge over the MVA vaccine currently being developed by Acambis (ACAM3000). Management believes that IMVAMUNE™ is more advanced in terms of its preclinical and clinical development as well as production capacity. Acambis' ACAM3000 is derived from a research sample of the polyclonal MVA572 virus developed by Professor Anton Mayr in the 1970s. Acambis has received a sample of this virus from the National Institutes of Health, USA after it had been cloned three times by Professor Bernard Moss of the NIH[19].

HIV

History and background - HIV

The first case of human immunodeficiency virus (HIV) was documented in the USA in 1981. In 1983 the first case was recorded in Africa, although people had for some time before been talking about a "slim disease" which caused rapid weight loss and death, and which later turned out to be AIDS. Research has since shown that HIV occurred in humans long before it was observed in 1981. HIV is a retrovirus that belongs to the lentivirus family of viruses. One of the lentiviruses found in monkeys is the Simian Immunodeficiency Virus (SIV). Research in the human immunodeficiency virus has shown that HIV evolved from an SIV virus that spread from monkeys to humans, probably both in East Africa and West Africa long before the disease had become known. This has led to the two main strains of HIV virus; HIV 1 and HIV 2.

In 1983, teams of researchers in France and the USA identified the human immunodeficiency virus, but the impact of the disease and its rapid proliferation overtook scientific achievement. In 1986, HIV was pronounced both an epidemic and endemic among certain population groups. Since then, unsafe sex and the use of contaminated syringes have been identified as the main cause of the global spread of HIV. The only exception is Africa, where the transmission of HIV from mother to child is a substantial problem.

In less than 25 years, HIV has developed into a global epidemic. HIV/AIDS is now present in all countries around the world. Recently, UNAIDS in conjunction with WHO estimated that approximately 40 million people were living with HIV at the end of 2003, and about 3 million people with AIDS died that year. The developing countries still bear the brunt of the impact from the disease. In 2003, more than 95% of all HIV infected people lived in low and middle-income countries. HIV is also spreading fast in Eastern Europe and Central Asia. According to the most recent data, Eastern Europe has the world's fastest growing rates of HIV/AIDS infection. Growing drug abuse and unsafe sex has accelerated the spreading of HIV in these countries, which, until now, have avoided, or have at least had a very limited rate of HIV infections. According to UNAIDS/WHO projections for the period 2002-2010, an additional 45 million people in 126 low and middle-income countries are estimated to be living with HIV, if the global prevention and action programme is not expanded.

There is no treatment available today that can cure HIV and AIDS. However, progress has been made in developing therapies to slow the progression of the disease. One of the strategies or therapies to control HIV consists of a combination of several antiretroviral drugs and is known as highly active antiretroviral therapy (HAART). The purpose of this aggressive therapy is to prevent the advancement of HIV by reducing the virus concentration to a very low or non-measurable level. HAART is an effective treatment regime, but unfortunately, an increasing number of patients develop resistance to one or more of the substances included in HAART. The existing antiretroviral therapy cannot completely eradicate HIV from the body and is associated with many serious side effects[20].

HIV vaccines

As an alternative to antiretroviral therapy, a number of scientists employed with public research institutions, universities and pharmaceutical companies are working to develop vaccines against HIV. Bavarian Nordic conducts research both in prophylactic and therapeutic vaccines. These are described below.

Prophylactic vaccines against HIV

Scientists have attempted to develop a prophylactic vaccine against HIV for more than 20 years. According to WHO, more than 30 possible vaccine candidates have been evaluated in 60 trials enrolling more than 10,000 individuals without achieving significant results.

Therapeutic vaccines against HIV

While vaccines have primarily been used to prevent disease, the potential use of vaccines in a therapeutic setting has increasingly been the focus of research in recent years. Instead of preventing disease, the idea of a therapeutic vaccine is to prevent or slow the progression of an already existing disease. A successful therapeutic vaccine against HIV infection would slow the advancement of HIV into AIDS by activating the immune system against the existing HIV infection and contributing to suppressing the proliferation of the HIV virus. The goal of a therapeutic HIV vaccine would be to complement the existing antiviral HAART therapy or as a replacement for HAART therapy for individuals who either cannot tolerate the existing HAART therapy or for whom the therapeutic vaccine is effective in terms of suppressing disease progression.

Market potential for HIV vaccines

Bavarian Nordic's HIV vaccines address an unmet demand. The market consists of two very different sub-markets, one of which is the therapeutic market that primarily encompasses the wealthy western market with approximately 2 million people living with HIV infection and AIDS. The other market is a prophylactic market for which there is a global long-term political goal to vaccinate the world population, including third-world countries, where the spread of HIV remains uncontrolled. More than 35 million people with HIV or AIDS live in poor industrialised countries or in developing countries. The Sub-Saharan African region is the most affected area with HIV infection and AIDS spreading at an unprecedented pace. WHO estimates that about 7.4% of the adult population between the ages of 15 and 49 in the Sub-Saharan African region is infected, and that more than 3 million people contracted HIV in 2004. On a global scale in 2004, 39.4 million were living with an HIV infection or AIDS, and in the same year 4.9 million contracted HIV and 3.1 million people died from AIDS[21].

Since HIV was first discovered in 1981, more than 25 million people have died from AIDS. There are no indications that the disease is slowing down. There are no vaccines against HIV and no vaccines are likely to be brought to market in the foreseeable future. Management believes that the therapeutic vaccine market will offer high income margins, while the market for prophylactic vaccines will primarily consist of affluent western countries and international organisations, such as WHO, or foundations such as the Melinda and Bill Gates Foundation, which are expected to buy vaccines at the lowest possible price in order to donate such vaccines to third world countries where the spread of HIV infection remains uncontrolled. Some of these international organisations and foundations will also provide funding for the development of HIV vaccines.

Competition in the market for HIV vaccines
Although it has been 25 years since HIV was identified, there are currently no registered HIV vaccines. Management believes that Bavarian Nordic's MVA-based vaccine projects are among the most promising projects worldwide on which information is publicly available.

Management believes that Bavarian Nordic is the only company offering a vaccine based on more than three HIV proteins in development. Bavarian Nordic's prophylactic vaccine candidate is based on eight HIV virus antigens and could potentially induce a very broad immune response.

Dengue fever

Dengue fever is caused by infection of a flavivirus related to Japanese encephalitis virus (JEV), yellow fever virus, tick-borne encephalitis virus and West Nile virus. Dengue virus consists of four sub-types; dengue 1 to 4 virus. Dengue virus causes many deaths due to a phenomenon known as antibody-mediated immune enhancement, which means that persons who have already had a dengue infection are more exposed to serious disease if they are reinfected. The reason is that, whereas existing antibodies normally help to protect a person against subsequent infections, certain dengue virus antibodies contribute to accelerating a reinfection, and the result for people who are reinfected is serious disease, brain infection and death. Dengue virus is endemic in more than 100 countries on all continents with the exception of Europe. According to WHO, up to 50 million new cases are reported each year, resulting in about 500,000 hospitalisations. Dengue virus causes substantial problems especially in urban areas in Asia, Latin America and Africa, where the disease is mosquito-borne. There are no approved vaccines against dengue virus, and all treatment regimes are symptomatic. Bavarian Nordic is conducting a dengue fever vaccine project in preclinical trials.

Japanese encephalitis

Japanese encephalitis (JE) is caused by an infection with Japanese enchephalitis virus (JEV) which is transmitted by mosquitoes. JEV often causes a serious inflammation of the brain, which may result in permanent brain damage. JEV is endemic in large parts of eastern Asia. Pigs are the natural hosts of JEV, and the transmission to humans is often due to the fact that humans and pigs live in close proximity in the small villages of Southeast Asia. JEV is considered a so-called emerging infectious disease (increasing incidence) in many countries of Southeast Asia despite the fact that the disease has been endemic for many years.

Two vaccines are registered, one of which is manufactured in China and the other by the Korean firm Green Cross Vaccine Corporation. Both vaccines are produced in mouse brains and cause several serious side effects. In addition, Phase III clinical trials are in progress with two additional vaccine candidates. One of these vaccines is of the same type as the vaccine marketed by Green Cross Vaccine Corporation but is produced in cell cultures instead of in mouse brains. This vaccine is developed by the Austrian company Intercell AG. The other vaccine, developed by Acambis plc., is based on a recombinant yellow fever virus. Management believes that the Group's MVA-BN®-based vaccine will be competitive both in terms of efficacy and safety.

Measles

Measles vaccines are commercially available and vaccination has helped control measles in the western world for many years. All existing vaccines are based on live, attenuated or de-activated viruses. Measles is one of the most frequent causes of death among children below the age of 5 in developing countries, where approximately 500,000 children die every year from the disease. Management believes that the measles vaccines currently on the market are inadequate and are associated with too many side effects, as a result of which many parents decide not to have their children vaccinated. One of the reasons why the existing vaccines are not sufficiently effective in infants is that antibodies derived from breast milk often de-activate the vaccine. Following the eradication of smallpox, polio and measles are two of the diseases that WHO is determined to eradicate through global vaccination campaigns. However, to be successful such a campaign will be dependent on a new, safer and more effective vaccine. Bavarian Nordic is conducting preclinical measles research.

Cancer immunotherapy

The most promising new therapies for cancer diseases are based on immunotherapy. Several new drugs based on passive immunotherapy (antibody therapy) have reached the market. Passive immunotherapy is based on recombinant antibodies such as Her-2/neu antibody (Herceptin) for the treatment of breast cancer and Rituxan for the treatment of B-cell lymphoma. The drawback of passive immunotherapy is that it addresses only one arm of the immune system based on antibodies. Research has shown that, as for chronic infectious diseases, controlling cancer will largely depend on a T-cell response.

Management believes that vaccination based on active immunotherapy, activating both a humoral (antibody) and a cellular (T-cell) immune response, could potentially offer improved cancer therapy. However, active immunotherapy (vaccination) is a relatively new treatment regime, and vaccines have not yet been registered in this field, though a number are expected to be registered within the next few years. Some of the vaccine approaches in which research is being conducted include the pulsation of dendritic cells with DNA-based antigens, either directly with the antigen, or with virus vectors expressing the antigen. These methods are based on ex-vivo techniques in which dendritic cells are extracted from the patient, enriched and treated with the antigen, after which the cells are reinserted into the patient. Management believes that it will be complicated but possible to commercialise such vaccines.

Management believes that direct vaccination will be prefered. Research in the field encompasses several technologies for the delivery of cancer antigens, including with DNA-based vaccine, protein-based vaccines and viral vector-based vaccines. Historically, killed cancer cells have also been tested as vaccines.

DNA is not suitable for inducing a humoral immune response, and the cellular immune response is very weak. Protein-based vaccines will primarily induce a humoral immune response. Unlike the above-mentioned technologies, viral vector-based vaccines offer the advantage that the virus will induce both a strong humoral and a cellular immune response. The pharmaceutical industry is also focusing on adenoviruses and smallpox-based viruses. In the field of smallpox-based viruses, focus is centred on canary pox virus (Alvac-based virus from Sanofi-Aventis SA), fowl pox virus and vaccinia virus, with particular attention to MVA-based vaccines.

In its first project, BN ImmunoTherapeutics, Bavarian Nordic's US subsidiary, will seek to develop a vaccine against breast cancer. Breast cancer afflicts about one in ten women at some point in their lives.

Technologies

Conventional vaccine technologies are based on exposing the person receiving the vaccine to either an inactive or an attenuated form of the pathogen that causes the disease. Modern vaccine technologies are often based on vectors. In medicine, a vector is usually an organism that does not inherently cause disease but which spreads infection by transmitting pathogens (an organism that causes disease) from one host to another. A common feature for natural vectors is that a foreign pathogen is introduced in a new host. One example of a natural vector is a mosquito transmitting Japanese encephalitis virus (JEV) from pigs to humans.

In medicine, a vaccine vector is an attenuated or killed version of a virus, bacterium or DNA-plasmid which carries an inserted antigen (a protein which the body perceives as foreign) from a pathogenic micro-organism (usually a bacterium or virus) to the person receiving the vaccine.

Vector vaccines deliver the antigen to the body in a natural fashion by stimulating the body's immune system to respond to a "safe injection". The immune system is "fooled" into eliciting an immune response (antibodies and cellular) to the antigen in question.

Vectors

Research is conducted in a number of vector technologies used in connection with vaccine development. The key types of vector technologies are described below.

Viral vectors

A viral vector can be based on an attenuated virus, which means that it cannot replicate or proliferate in the host (producing new virus particles) but will still be able to introduce and express a gene in the infected cell. In vaccine development, a recombinant virus may be used as a transmitter – or vaccine vector – to deliver genetic material to a cell in which it merges with the vector's own genetic material and is transcribed (translated) into proteins. A key feature of viral vectors is that they can elicit both a strong humoral and T-cell immune response. Viral vectors are the preferred vectors for the development of vaccines to prevent and treat infectious diseases and cancer. Adenovirus and poxviruses (including canary pox, vaccinia and fowl pox) are the most common vector vaccine candidates.

Bacterial vectors

Similar to viral vectors, in bacterial vectors the DNA encoding for an antigen is inserted into its genome. The bacteria then express the antigen together with its own proteins. Since some bacteria can survive in the gastrointestinal tract, a bacterial vector is attractive for oral delivery of antigens and induction of mucosal immune reaction.

Plasmid vectors

Plasmid vectors are DNA-based vaccines that elicit a cellular immune response. These are relatively easy to produce at a relatively low cost. However, the existing DNA vaccine technology is often inefficient in eliciting an adequate immune response in humans. Furthermore, it is not known exactly how long the plasmid DNA persists in the host cell or whether the genetic material introduced into the host cell nucleus could potentially integrate into the host genome and thereby cause permanent changes in the gene material of the vaccinated subject.

Bavarian Nordic's vector technologies

Bavarian Nordic's primary products are based on the Group's viral vector technology MVA-BN®. MVA-BN® is the virus used by Bavarian Nordic in its non-recombinant form as third-generation smallpox vaccine, IMVAMUNE™, and in recombinant forms as a viral vector in its HIV, measles, Japanese encephalitis, dengue fever and cancer programmes.

Bavarian Nordic has established its MVA-BN® technology as a vector vaccination technology that induces both a strong cellular (T-cell) and humoral (antibody) immune response in the vaccination of animals and humans. Bavarian Nordic has demonstrated in clinical trials that MVA-BN® can increase the number of immune cells in newborn animals, seriously immunocompromised animals and humans without causing side effects[23]. Bavarian Nordic has also demonstrated that MVA-BN®-based vaccines stimulate immune growth factors and thereby induce a rapid development of the immune system in newborn animals, and has shown that this effect influences a new-born animal's ability to combat infections in general. A similar effect was observed in humans infected with HIV.

The MVA-BN® technology is described further in "Market and diseases – Why a new, safe smallpox vaccine?".

Bavarian Nordic

Group presentation and historical background

The activities of Bavarian Nordic began in 1994 in connection with a collaborative agreement between an academic research group in Munich, Germany, at the Institute for Molecular Virology–Forschungszentrum für Strahlenforschung und Gesundheit ("GSF") and a group of Danish scientists and investors. During its first years, Bavarian Nordic conducted research in gene therapy, cell therapy and vaccines based on research results obtained by scientists at GSF and other research groups in Munich. The gene therapy activities were later discontinued.

Bavarian Nordic's key technology is its MVA-BN® technology, which was developed from a German smallpox vaccine used in the 1970s. Bavarian Nordic's first MVA-based programme was launched in 1995. This programme built on the fact that a recombinant MVA vaccine based on the HIV nef protein and a theory that a cellular and antibody-based immune response against the HIV nef antigen could potentially slow down an HIV infection that had already been established. Another early research programme involved a therapeutic vaccine based on the melanoma self-antigen tyrosinase. Bavarian Nordic currently pursues active vaccine research and development programmes in smallpox, HIV, measles, cancer, Japanese encephalitis and dengue fever based on MVA-BN®.

Bavarian Nordic A/S was listed on the Copenhagen Stock Exchange in 1998.

Since 2002, Bavarian Nordic has marketed and manufactured a second-generation smallpox vaccine, Elstree-BN™.

In 2002, Bavarian Nordic refocused its strategy towards the development of vaccines, a field in which commercial progress was considered to be imminent. During the period from 2002 to 2004, Bavarian Nordic sold Elstree-BN™ vaccines for a total of approximately DKK 750 million.

Bavarian Nordic vaccinated more than 400 people in 2004 in its IMVAMUNE™/MVA-BN® smallpox vaccine development programme. No side effects were observed.

In 2004, Bavarian Nordic achieved several important milestones. In July 2004, Bavarian Nordic's IMVAMUNE™ development programme was granted "fast track" status by the FDA. Also in 2004, Bavarian Nordic received regulatory approval from the FDA and the German health authorities for the clinical testing of a smallpox vaccine in high-risk subjects such as persons with HIV infections and atopic disorders. To date, Bavarian Nordic remains the only company to receive such authorisation. In July 2004, Bavarian Nordic signed a framework agreement with GlaxoSmithKline Biologicals s.a., a subsidiary of GlaxoSmithKline Plc., one of the world's largest vaccine manufacturers, on the production, distribution and marketing of IMVAMUNE™.

In July 2004, Bavarian Nordic was also granted a patent by the United States Patent and Trademark Office ("USPTO"), covering MVA-BN® virus in recombinant and non-recombinant form and derivatives thereof with similar properties. The patent covers the MVA virus, which cannot replicate in a number of defined mammalian cells and immunocompromised animals, and defines and includes the MVA virus to be a similar or better safety profile as compared with MVA-BN®.

Management expects that Bavarian Nordic will invest a total of approximately DKK 250 million in land, buildings and the reconstruction of the Kvistgård production facility in Denmark. Most of these costs have been incurred and financed, amounting to approximately DKK 225 million as of 31 March 2005.

Strategy

Bavarian Nordic's strategy is based on the development of products that make a real difference in the treatment and prevention of infectious diseases and cancer. Bavarian Nordic's future growth builds on the MVA-BN® vector which Management finds to be a safe multivalent vaccine vector.

Bavarian Nordic's strategy is to develop products that offer distinct competitive advantages while maintaining a well-balanced risk diversification of the Group's operations. Bavarian Nordic believes that it is important to work both with modern recombinant vaccine technologies such as the Group's HIV vaccine projects, and also with other projects based on well-documented vaccine technologies such as IMVAMUNE™. Furthermore, Bavarian Nordic believes that it is strategically important to diversify its projects to include infectious diseases, in which prophylactic vaccines have historically proven to be effective, such as Japanese encephalitis and measles, but also therapeutic vaccines against chronic infectious diseases such as HIV or cancer for which vaccines are to a greater extent untested.

Management is strongly focused on building Bavarian Nordic's clinical and regulatory functions to ensure targeted product registration strategies. Bavarian Nordic's strategy also involves building expertise and capacity in clinical batch manufacturing, maturing of industrial production lines and actual industrial production with the relevant expertise in quality management of biological production. This strategy is important both to support the Group's own research and development programmes and as a risk diversification tool based on existing global bottlenecks in biological production. In the medium term, Bavarian Nordic plans to invest in the production of other traditional vaccines in addition to IMVAMUNE™.

Goals

The Group has defined a number of goals in relation to (1) commercial activities (2) research, development and technology and (3) production.

Commercial activities

- To obtain the full or a substantial portion of the RFP-III order which has an anticipated value of up to approximately USD 900 million from the US Authorities at the end of 2005.
- To achieve a substantial part of the maintenance contract in relation to RFP-III of approximately USD 1 billion during the period from 2007 to 2013 for the replacement of existing vaccine stockpiles.
- To exploit the market potential for IMVAMUNE™ in a number of other countries.
- To sell approximately 17 million doses of Elstree-BN™ smallpox vaccine in 2005.
- To outlicense the MVA-BN® technology to pharmaceutical companies for use outside Bavarian Nordic's focus areas.
- To manufacture MVA-BN®-based vaccines for pharmaceutical companies, who will use the MVA-BN® vector technology outside Bavarian Nordic's focus areas.
- To bring therapeutic as well as prophylactic HIV vaccines to market using in-house marketing functions or through partnering.
  - Product registration of a therapeutic MVA HIV nef vaccine from 2007-2008.
  - Product registration of a prophylactic HIV vaccine from 2008-2009.

Production

- To begin the manufacture of IMVAMUNE™ at the Kvistgård facility, July 2005.
- To obtain the final approval from the Danish Medicines Agency of the Kvistgård facility in early Q4 2005.
- To initiate an investment in a vaccine filling plant in 2005/2006.
- To expand the production facility in 2007-2008 for the production of traditional vaccines against infectious diseases, including influenza vaccines.
- To initiate production batches for clinical trials at the production facilities in Berlin, Germany.

Research, development and technology

- To obtain Emergency Authorization for IMVAMUNE™ in the USA in 2006 and to file a registration application in the USA in 2008.
- To initiate Phase III clinical trials for the MVA HIV nef vaccine in 2007.
- To initiate preclinical trials for measles vaccines in 2005.
- To initiate clinical trials for cancer immunotherapy vaccines in 2006.

Clinical pipeline

Bavarian Nordic's primary products are based on the Group's viral vector technology MVA-BN®. MVA-BN® is the virus used by Bavarian Nordic in its non-recombinant form as third-generation smallpox vaccine, IMVAMUNE™, and in recombinant forms as a viral vector in its HIV, measles,


Clinical pipeline
Preclinical
Phase I/II
Phase II
Phase III
Market
Smallpox vaccines
IMVAMUNE™ (MVA-BN®)
Elstree-BN™
Registration application in 2008
Supplied to governments as vaccines in development
HIV vaccines
MVA HIV nef
therapeutic
Phase III in 2007
MVA-BN® HIV polytope
therapeutic
prophylactic
MVA-BN® HIV multiantigen
Other vaccines
Japanese encephalitis
Dengue fever
Measles

Japanese encephalitis, dengue fever and cancer programmes. Elstree-BN™ is currently the only product that is not based on the MVA-BN® technology.

Smallpox vaccines

Bavarian Nordic develops and sells smallpox vaccines based on MVA-BN® and Elstree-BN™. Bavarian Nordic's regulatory strategy for smallpox vaccines is being established in collaboration with US and EU health authorities.

Bavarian Nordic has ownership of all relevant data for regulatory approval and has developed a number of patents and patent-protected processes used in the production of the Group's vaccines.

IMVAMUNE™

Bavarian Nordic develops MVA-BN® as a stand-alone third-generation smallpox vaccine, IMVAMUNE™. The development programme was initiated in 1999, and since 2003 Bavarian Nordic has collaborated with NIH concerning the clinical development of the MVA-BN® smallpox vaccine (IMVAMUNE™) under the RFP programme for development and stockpile of an MVA-based smallpox vaccine. In February 2003, Bavarian Nordic was one of two companies to be awarded part A of the RFP-I contract for the early development of IMVAMUNE™. In addition to the clinical studies already scheduled to be funded by NIH, part A of RFP-I provides funding for further clinical and technical development of IMVAMUNE™. In September 2003, Bavarian Nordic was the only company to be awarded part B of the RFP-I contract, which provides funds for further clinical testing of IMVAMUNE™. The total funding obtained by Bavarian Nordic under parts A and B of the RFP-I contract amounts to approximately USD 29 million.

In September 2004, Bavarian Nordic was awarded funds under RFP-II. This RFP provides funds for further preclinical and clinical development of IMVAMUNE™, involving the vaccination of more than 2,000 persons in three clinical trials. Furthermore, the funds are used to test the robustness of the bulk manufacturing process and validation of the industrial process according to Good Manufacturing Practice (GMP). The contract also encompasses the supply of 500,000 doses of IMVAMUNE™ produced with Bavarian Nordic's validated manufacturing process. The RFP-II contract has a value of up to USD 100 million. In addition, NIH has an option to purchase an additional 2.5 million doses of IMVAMUNE™ at a value of USD 41 million. For further information about the Group's RFP-I and RFP-II agreements, see "Material collaborative agreements".

RFP-I and RFP-II are development contracts which are expected to lead to the US Department of Health and Human Services (HHS) inviting tenders to supply a major contract (RFP-III) in the summer of 2005. Management expects that the process will encompass approximately 80 million doses of MVA-based smallpox vaccine at a value of up to about USD 900 million and an additional maintenance agreement worth approximately USD 1 billion during the period 2007-2013. RFP-III is a continuation of the process that was initiated with RFP-I and RFP-II. On 28 April 2005, the US Authorities confirmed that the RFP-III process will be initiated. Following this, on 13 May 2005 the US Authorities published a draft of the tender terms for RFP-III. During this stage of the programme, the US Authorities are expected to purchase preliminary stocks of up to approximately 80 million doses of an MVA-based smallpox vaccine in one or more tranches. Approximately 20 million doses are scheduled for delivery within 18 months of award of the contract.

In addition, the RFP-III order is expected to require a commitment from the contracting party to carry out complete product registration of the MVA-based vaccine in the USA. Bavarian Nordic is planning a safety study of 5,000 individuals in this connection. Management believes that Bavarian Nordic has a strong competitive edge in terms of winning the entire or a significant portion of the RFP-III order from the US Authorities.

In order to position itself as favourably as possible in relation to the anticipated RFP-III tender, Bavarian Nordic has established production facilities in Kvistgård Denmark. Initial production capacity at the Kvistgård site will be approximately 40 million doses of IMVAMUNE™ per year. The capacity can be immediately adjusted to approximately 60 million doses of IMVAMUNE™ per year without major additional investments and be further expanded to 180 million doses of IMVAMUNE™ per year. Accordingly, Management expects to be able to deliever the total expected volume of smallpox vaccine under the RFP-III tender within less than 18 months of receiving the order.

To give the US Authorities additional supply reliability for IMVAMUNE™, Bavarian Nordic has entered into a framework agreement with GlaxoSmithKline Biologicals s.a., a subsidiary of GlaxoSmithKline Plc., one of the world's largest vaccine manufacturers, regarding the production, including filling, distribution and marketing of IMVAMUNE™. Under the terms of the agreement, the parties will collaborate and form a commercial partnership on RFP-III and future US governmental programmes to ensure adequate production and security of supply to other markets. In addition, approximately six months after the allocation of the RFP-III contract from the US Authorities, GSK is expected to establish production facilities with about the same capacity as Bavarian Nordic's production capacity at the plant in Kvistgård, Denmark. See "Material collaborative agreements – Global framework agreement with GlaxoSmithKline Biologicals s.a. concerning IMVAMUNE™" for a further description of the agreement with GSK.

In July 2004, Bavarian Nordic was granted a patent by the United States Patent and Trademark Office (USPTO), covering MVA-BN® virus in recombinant and non-recombinant form and derivatives thereof with similar properties. Bavarian Nordic has a number of equivalent patent applications pending in most parts of the world and has filed for a patent on a number of other significant aspects of IMVAMUNE™. See "Patents and intellectual property rights".

In connection with the Group's IMVAMUNE™ clinical development programme, Bavarian Nordic has conducted and completed a Phase I study and a Phase II dose study. In the Phase II study, which inlcuded 165 healthy individuals, IMVAMUNE™ proved to have a high safety profile at the three dose levels tested. At the highest dose, all of the individuals showed a strong and fast immune response. 94.2% of the study population seroconverted after only one vaccination, while 100% of the subjects seroconverted after two vaccinations. In addition, all of the subjects in the two low-dose groups seroconverted after having completed the entire vaccination schedule. Based on data from a number of animal studies and clinical trials, Management expects that IMVAMUNE™ will offer documented efficacy and protection against smallpox infection 3 to 4 days after only one vaccination, while traditional replicating vaccines only show protection 10 to 14 days after vaccination.

Bavarian Nordic has three ongoing Phase I clinical studies. The first study is a direct comparison of IMVAMUNE™ with the traditional DryVax® vaccine from Wyeth Corporation. The other study is a safety and efficacy study in persons with atopic disorders, who represent one of the high-risk groups for traditional smallpox vaccines and therefore have an increased risk of experiencing serious side effects. The third study is a safety study in HIV-infected persons and AIDS patients, who also represent one of the high-risk groups for traditional smallpox vaccines. During the coming 12 months, Management expects to vaccinate close to an additional 2,000 subjects in three Phase II clinical studies. These comprise a placebo-controlled safety and efficacy study in 1,000 persons, a comparative study with DryVax® in 440 persons, and a study involving the vaccination of 500 persons with a range of atopic disorders.

Management expects that the IMVAMUNE™ clinical development programme will result in an Emergency Authorization in 2006 and an application for registration (BLA) in 2008. See "Current trading and prospects – Outlook".

Elstree-BN™

Elstree-BN™ is a second-generation vaccinia smallpox vaccine produced in a serum-free medium. The virus strain is generic and is not covered by patents or other proprietary rights. In its production, Bavarian Nordic essentially employs the same processes as those used when manufacturing MVA-BN®. Elstree-BN™ is a second-generation vaccine and is therefore expected to show exactly the same side effects as other traditional smallpox vaccines. A Phase I clinical trial with Elstree-BN™ in 32 subjects showed that the vaccine induced a typical vaccine reaction in all 32 individuals, and showed no unexpected adverse reactions.

Historically, Bavarian Nordic has only produced Elstree-BN™ according to demand. During the period from 2002 to 2004, Bavarian Nordic sold Elstree-BN™ vaccines at a total value of approximately DKK 750 million. In conjunction with the production of a large order for the German authorities in the beginning of 2004, Bavarian Nordic established a stock of 12 million doses of Elstree-BN™ smallpox vaccines. Furthermore, Management expects that Bavarian Nordic can sell another 5 million doses of Elstree-BN™ smallpox vaccines, currently in stock with Impstoffwerk Dessau-Tornau GmbH ("IDT"), the Group's contract manufacturer. In 2004, Bavarian Nordic experienced limited demand. The decision by the G7 countries to establish a WHO stock of 200 million doses of smallpox vaccine has increased demand, and Management expects to sell 17 million doses of Elstree-BN™ vaccines in 2005.

HIV vaccines

Bavarian Nordic is developing three therapeutic and prophylactic HIV vaccines simultaneously.

MVA HIV nef

This programme is based on an MVA-recombinant vaccine expressing the HIV nef protein. Based on previous clinical results, Management believes that the vaccine could potentially counteract HIV replication and slow disease progression in persons already infected with HIV. To date, Bavarian Nordic has completed three clinical trials with this vaccine. Further development is based on promising results obtained in one of the three trials. In this trial, the vaccine was able to control HIV replication after interruption of HAART therapy in 7 out of 14 subjects for up to 11 months and in 5 of these 7 subjects for 34 months. A multi-centre Phase II clinical study in 75 individuals with more advanced HIV/AIDS is expected to be conducted in 2005. In this study, 50 individuals are expected to be vaccinated with the MVA HIV nef vaccine, while a control group of 25 subjects will receive IMVAMUNE™. The study will compare immunogenicity and the potential effect on disease progression. This study is expected to lead to a large Phase II or Phase III trial in 2007 in several hundred HIV-infected patients and result in the accelerated registration of MVA HIV nef.

MVA-BN® HIV polytope
The Group's second HIV vaccine is based on an MVA-BN® virus expressing 21 killer T-cells and 18 helper T-cell epitopes. The vaccine is developed in a partnership with Epimmune Inc. The vaccine is tested in a prophylactic study in which the MVA-BN® vaccine is administered after priming with the corresponding DNA vaccine. This research programme is supported by the NIH under an RFP to Epimmune Inc., with Bavarian Nordic acting as subcontractor. In addition, Bavarian Nordic is developing the vaccine as a therapeutic vaccine for the treatment of patients already infected. The MVA-BN® vaccine has been cloned and produced. A number of release tests are ongoing before the first Phase I and Phase I/II clinical trials are expected to be initiated.

MVA-BN® HIV multiantigen
Bavarian Nordic's third HIV vaccine is an MVA-BN® vaccine expressing eight whole or truncated antigens from the HIV virus with the aim of eliciting a very broad immune response against the HIV virus. Management believes that this is necessary to develop a successful prophylactic vaccine. The vaccine has been cloned and characterised. In 2005, Bavarian Nordic's production facilities in Berlin, Germany, are expected to manufacture a clinical batch of this vaccine. Following a small Phase I clinical safety study in Europe, the intention is to test the vaccine as a prophylactic vaccine in 1,000 subjects in Africa. The plan is to vaccinate 500 healthy uninfected young men with the multiantigen vaccine and to vaccinate another 500 uninfected young men with IMVAMUNE™. The HIV infection rate in the two groups will subsequently be monitored. The vaccine is based on HIV clade B virus, but Management expects to see cross-immunity to other HIV clades.

Dengue fever
Bavarian Nordic has cloned a vaccine based on the NS1 dengue protein. Results from ongoing research have indicated that the vaccine provides cross-immunity between all four dengue virus strains, while at the same time excluding an antibody response to the E protein. E protein antibodies are believed to accelerate the viral uptake during secondary infections, which in turn could lead to a more serious disease state. Management believes that a vaccine that excludes antibody response to the E protein could offer significant safety benefits. Bavarian Nordic is currently evaluating the vaccine in preclinical trials.

Japanese encephalitis
In 2004, Bavarian Nordic manufactured a clinical batch of MVA-BN® JEV, and initiated preclinical trials to be followed by the planning of Phase I clinical trials.

Childhood diseases and related illnesses, including measles
Bavarian Nordic currently does not have any clinical projects in childhood diseases and related illnesses, but Management expects to conduct a number of preclinical trials in these areas in 2005.

Bavarian Nordic's goal is to develop a new, safe and effective measles vaccine based on MVA-BN®, expressing two of the measles virus surface antigens, F and H, and the regulatory protein, N. The vaccine has been cloned, and during 2005 Bavarian Nordic expects to produce a so-called "master seed virus", to complete toxicity studies and to initiate efficacy studies in a monkey model.

Cancer immunotherapy
From 1996 to 2002, Bavarian Nordic developed an MVA tyrosinase-based vaccine for the therapeutic treatment of melanoma cancer. After two Phase I/II clinical trials in Mainz, Germany, and Milan, Italy, the programme was discontinued due to disappointing results. Using the existing measuring methods, it was impossible to measure a T-cell response in the Mainz trial and only very limited responses in the Milan trial. However, the Milan group of scientists continued to monitor patients and to develop new methods of measuring T-cell response against the tyrosinase protein. In 2004, the final results of the Milan study were finalised. The data showed that the MVA-tyrosinase vaccine had induced a strong T-cell response against the self-antigen, tyrosinase, with a strength similar to that against the actual MVA virus. Consequently, Management believes that Bavarian Nordic's MVA-BN® vector technology has the potential to break tolerance towards cancer self-antigens. Breaking the tolerance towards self-antigens is the key to developing cancer vaccines. Failure to break tolerance towards the self-antigen would render it impossible to elicit an immune response against the cancer. The data from the Milan study also showed that the MVA-BN® vaccine could potentially do more than break the tolerance by also provoking an immune response that lasted for a measuring period of 72 weeks.

Based on these results, Bavarian Nordic decided in 2004 to resume its research and development activities in the field of cancer vaccines by establishing the subsidiary BN ImmunoTherapeutics in California, USA. The strategy for the first vaccine candidate is to be based on "validated target antigens". Bavarian Nordic's first cancer vaccine candidate will target breast cancer, based on the Her-2/neu antigen, for which a monoclonal antibody targeting this antigen (Herceptin) is marketed by Roche AG and Genentech Inc. This antibody has proven to be effective in about 20% of patients. Bavarian Nordic's subsidiary, BN ImmunoTherapeutics, has inlicensed the rights to a Her-2/neu antigen developed by the Danish biotechnology company Pharmexa A/S ("Pharmexa"). Pharmexa's Her-2/neu antigen has been developed to break tolerance to the self-antigen, and for safety reasons, the pro-oncogenic sequences of the antigen have been removed. Bavarian Nordic has cloned the MVA-BN®-based Her-2/neu vaccine and expects to file for an IND in 2006 to initiate the first clinical trials.

New IMVAMUNE™ applications

Neonatal immunology

In 2004, Bavarian Nordic's research group in Munich, Germany, was expanded to include a group of scientists conducting research in vaccines for infants. Results from Bavarian Nordic's researchers in collaboration with an external group of scientists have shown that vaccination of one-day old mice was safe and generated an overall stimulating effect on the immune system[24]. The study also indicated that the vaccinated mice were protected against other infections, including Herpes simplex virus. Similar results were achieved in earlier clinical trials with Bavarian Nordic's MVA HIV nef vaccine in HIV-infected subjects, where the MVA vaccination induced an increase in the number of dendritic cells, helper T-cells and killer T-cells. Furthermore, Bavarian Nordic's scientists have demonstrated that the effect is attributable to an immune cell growth factor, Flt3-L. Management believes that these research results will open up for a number of new therapeutic opportunities, and Bavarian Nordic's scientists are working to elucidate the potential.

CapCell™

In 2002, Bavarian Nordic changed its strategy to focus its business on the development of vaccines – a field in which commercial progress was considered to be imminent. As a result of this decision, the Group adapted its plans for the cell encapsulation technology. Even though an already completed clinical trial in 14 patients had demonstrated a promising therapeutic effect in patients with advanced pancreatic cancer, it became evident in the summer of 2004 that the technology would involve major regulatory problems, in terms of production, products, storage and distribution, and all these problems would have to be overcome prior to an anticipated product approval.

Consequently, Bavarian Nordic revised its goal for the project, instead focusing on bringing the encapsulation technology, the cell line and the production of polymer raw materials into line with applicable cGMP regulations. Subsequently, Bavarian Nordic will aim to form strategic alliances with one or more of the companies that develop cell-based therapies and rely on encapsulation or similar technologies. Also, the company will seek to form a strategic alliance for the pancreatic cancer programme.

Production facilities

Bavarian Nordic has two high-technology production facilities. One of the facilities, located in Kvistgård in Denmark, is designed for the commercial production of IMVAMUNE™ and MVA-BN® recombinant vaccines. The other facility, located in Berlin, Germany, is designed for the production of recombinant vaccines for clinical research.

Management believes that the Group's Kvistgård and Berlin production facilities will meet the requirements set by the EU and the USA (FDA) for "Good Manufacturing Practice" (GMP), and that they will meet all regulatory guidelines for industrial vaccine production. In this connection, Bavarian Nordic has received a number of approvals, including environmental approvals to establish production facilities in Kvistgård, Denmark, and Berlin, Germany, and Bavarian Nordic aims to comply with the terms and conditions on which these approvals rely. The facilities are described in more detail below.

Kvistgård

Bavarian Nordic took over the Kvistgård production facility in the spring of 2004. The combined investment in production equipment, land and buildings and their reconstruction is expected to amount to approximately DKK 250 million. Most of these costs have been incurred and financed, amounting to approximately DKK 225 million as of 31 March 2005.

The reconstruction of the manufacturing unit, which began on 1 September 2004 and was completed in the spring of 2005, proceeded according to plan. The production equipment has been installed, and is being put into operation and tested. The production and quality organisation is almost fully in place with the employment of all managers and most of the operators required. These employees are in the process of finalising the qualification of the production facility.

The production facility is expected to be fully staffed by the end of Q2 2005, at which time the facility is expected to be fully qualified for production to start up in July 2005. All the necessary manufacturing approvals have been received according to plan.

In Q3 2005, Bavarian Nordic expects to complete the production required to obtain the Danish Medicines Agency's final approval of the site at the beginning of Q4

2005. When production starts, Management expects to start stockpiling IMVAMUNE™.

In order to reduce production costs and ensure maximum supply reliability to its customers, Management plans for Bavarian Nordic to initiate an investment in a vaccine filling and packing line in Kvistgård, Denmark in 2005/2006. This investment is expected to total approximately DKK 115 million. If the investment is not made, Management believes that it will be possible to outsource filling activities.

The Kvistgård facility houses the administration, quality control, quality assurance and production functions. The facility is situated on a site of more than 37,500 m^2 of land. The buildings total approximately 9,000 m^2, of which the production area occupies about 6,000 m^2, which includes approximately 1,100 m^2 for clean rooms, and about 3,000 m^2 for office space and laboratory facilities. The Kvistgård facility is designed, built and qualified to manufacture IMVAMUNE™ and MVA-BN® recombinant vaccines for the European and the US markets. In Management's opinion, the Kvistgård facility complies with all European and US quality standards and also complies with the environmental requirements of the Danish authorities.

The administrative facility and quality units have been completed and are now in use. In March 2005, the Danish Medicines Agency approved the quality control laboratory, which has now been approved to prepare release analyses for the IMVAMUNE™ smallpox vaccines and MVA-BN® recombinant vaccines manufactured by Bavarian Nordic. Moreover, the Danish Medicines Agency has approved Bavarian Nordic's overall quality systems.

Initial production capacity at the Kvistgård site will be approximately 40 million doses of IMVAMUNE™ per year. The capacity can be immediately adjusted to approximately 60 million doses of IMVAMUNE™ per year without major additional investments, and can be further expanded to 180 million doses of IMVAMUNE™ per year.

Berlin

The Berlin facility covers an area of approximately 690 m^2, of which approximately 420 m^2 are occupied by clean rooms. In addition to the actual production section, the unit houses a quality control laboratory and an administrative section. The organisation of the unit has been fully developed, and 15 employees currently work at the site. On 1 February 2005, the facility was approved by the German authorities for the production of MVA-BN® recombinant vaccines for clinical testing in humans, and production of the first recombinant vaccine has been initiated. The unit is expected to be capable of manufacturing a minimum of eight production batches per year.

Organisation

During the past couple of years, Bavarian Nordic has gone through a successive transformation from a biotechnology company with preclinical and clinical research and development of vaccines into a fully integrated international biopharmaceutical company with activities in research and development, production, marketing and the sale of its own vaccine products. In connection with this transformation, the Group has increased its focus on expanding the organisation.

Bavarian Nordic's organisation is divided into a research and development department, a department for financial and commercial affairs, and a department for technical operations. The managers responsible for these departments form part of the corporate management group, which ensures joint action plans, an understanding of and commitment to the implementation of the Group's strategies throughout the organisation.

Bavarian Nordic's research and development department is project-based and includes primarily preclinical and clinical research in the Group's pipeline products, vaccine development and regulatory affairs. With the exception of the research activities in cancer immunotherapy, the R&D department is located in Munich, Germany. The Group's cancer immunotherapy activities are conducted by a subsidiary in the USA. Management expects to enlarge the R&D department in line with the expansion of the Group's product pipeline and its advancement.

The department for financial and commercial affairs is mainly involved in sales and marketing of the Group's vaccine products, business development activities, strategy, financial management and investor relations.

The department for technical operations focuses on the production of IMVAMUNE™, including the design and reconstruction of the Kvistgård and Berlin production facilities, as well as quality control and quality assurance of the Group's projects and products. Bavarian Nordic has set up an independent quality organisation under the department for technical operations, which includes a quality control laboratory to enhance the Group's quality assurance expertise. Moreover, the department is responsible for procurement of materials used in production as well as logistics in connection with the supply of products to the Group's customers. Concurrently with the transition from a biotechnology company to a biopharmaceutical company, Bavarian Nordic has substantially increased the number of employees in this department. Management expects to recruit a number of new employees in the department in line with the expected increase in the number of smallpox vaccine orders.

In addition to the departments described above, Bavarian Nordic has a number of staff functions involved with the Group's administrative functions.

Legal structure of the Group

Bavarian Nordic has subsidiaries in Germany and the USA. Bavarian Nordic A/S' German subsidiary, Bavarian Nordic GmbH, has its registered office in Munich and a department in Berlin. The Berlin premises primarily house production facilities used mainly for the production of recombinant MVA-BN® vaccines for clinical testing, while the activities in Munich primarily consist of preclinical and clinical research. In May 2003, Bavarian Nordic acquired Schering AG's wholly owned subsidiary GTB GenTherapeutika Berlin-Buch GmbH in Berlin, which later merged with Bavarian Nordic GmbH in Munich, Germany. In 2004, the Group's Berlin facility implemented the MVA-BN® technology in its manufacturing processes and has subsequently obtained permission to manufacture large volumes of clinical material for the Group's global development programmes.

At the end of 2004, Bavarian Nordic established two companies in the USA. The companies were established as a holding company and a research and development company, respectively. The objective of the research and development company, BN ImmunoTherapeutics, is to establish activities in the field of cancer immunotherapy. BN ImmunoTherapeutics is located in California as Management expects to build close collaborations with nearby universities. These universities are leaders in the field of cancer immunology. BN ImmunoTherapeutics will focus exclusively on research and development activities and otherwise rely on Bavarian Nordic's expertise in Europe for virology, clinical batch production and quality management support.

Customers

Bavarian Nordic's Elstree-BN™ and IMVAMUNE™ smallpox vaccines are in Phase I/II and Phase II clinical studies, respectively. As products under development, they have not been approved for sales and marketing. Bavarian Nordic's smallpox vaccines have been in high demand from a number of countries and governments and other public authorities because there are no approved second or third-generation smallpox vaccines on the market.

Management expects that Bavarian Nordic will win the whole or a substantial portion of the order under the RFP-III tender process. Moreover, Management believes that the expected initiation of the RFP-III tender process will influence demand for third-generation smallpox vaccines from the governments of other countries. To prepare for this anticipated demand from a number of countries and authorities, Management intends to start manufacturing IMVAMUNE™ at the Group's production facilities in Kvistgård, Denmark, in July 2005, and to build a stock of IMVAMUNE™ vaccines. Subsequently, Bavarian Nordic plans to intensify its marketing and sales programmes for IMVAMUNE™ to authorities in a number of other countries.

Sales of Elstree-BN™ and IMVAMUNE™ smallpox vaccines, which have been sold as vaccines under development, have primarily taken place in the form of one-off sales. Historically, Bavarian Nordic has sold Elstree-BN™ to a number of countries and authorities but has not entered into any agreements with its customers that have made the Group reliant on any single customer. However, Management expects that, from 2006 onwards, a substantial part of the Group's income will come from the sale of IMVAMUNE™ to the US Authorities.

Group structure	Country	Ownership interest	Number of employees at 31 March 2005
Bavarian Nordic A/S	Denmark		89
Subsidiaries			
Bavarian Nordic GmbH	Germany	100%	95
Bavarian Nordic Incorporated	USA	100%	0
BN ImmunoTherapeutics Inc.[1]	USA	90%[2]	1
Austrian Nordic Biotherapeutics AG (dormant)	Austria	99.99%	0

[1] BN ImmunoTherapeutics is owned by Bavarian Nordic Incorporated ("Bavarian Nordic Inc."), which solely acts as the holding company in the USA.

[2] The remaining 10% of the shares of BN ImmunoTherapeutics is owned by the company's CEO in the USA, who is secured a 10% stake in the company as part of his employment contract. Half of this allocated stake (5%) is locked for a five-year period. Moreover, the intention is to allocate an additional 6% of the shares to future key employees of BN ImmunoTherapeutics as part of their employment contracts, thus reducing Bavarian Nordic A/S' future ownership of BN ImmunoTherapeutics via Bavarian Nordic Inc. to an anticipated 84%.

Suppliers

With respect to its biotechnology activities, Bavarian Nordic has no major suppliers. In connection with the production of smallpox vaccines, the Company has signed agreements with a key adviser concerning the reconstruction, design and building of the production facility in Kvistgård, Denmark. In addition, Bavarian Nordic has a number of raw materials suppliers. Management believes that Bavarian Nordic is not dependent on any single supplier.

Employees

Bavarian Nordic's employees are one of the Group's most important resources and the key to Bavarian Nordic's future success. Employee efforts and abilities give the Group its dynamics and growth. Bavarian Nordic must be able to attract the very best people in the industry. The Group will only succeed in these endeavours by offering challenging working conditions and an international atmosphere. Bavarian Nordic has an international corporate culture with employees from many different countries.

Bavarian Nordic had a total of 185 employees as of 31 March 2005. Trends in the Group's headcount are illustrated below.


Number of employees
200
150
100
50
0
67
70
62
87
145
185
00
01
02
03
04
Q1 05

The increase in activity has resulted in growth in the number of employees. In 2004, the number of employees in Bavarian Nordic rose by about 56% compared to 2003; at year-end 2004 there were a total of 145 employees. In 2004, Bavarian Nordic increased the number of research and development staff by about 2%, while there was a staff increase of roughly 42% in the technical operations deaprtment relative to 2003. This trend has continued into 2005.

As of 31 March 2005, the breakdown of Group employees by function was as follows: Corporate Management and staff functions: 34 employees; research and development: 56 employees; financial and commercial affairs: 21 employees; and technical operations: 74 employees.

For the purpose of motivating and retaining the Group's employees and to create a workplace where current and future employees experience a combination of professional challenges and financial satisfaction, Bavarian Nordic has previously implemented an incentive programme. At the recent Annual General Meeting held on 26 April 2005 the shareholders authorised the implementation of a new incentive programme based on warrants to the members of the Board of Directors, Corporate Management and employees. Management believes that these measures, combined with the ongoing training of the Group's employees, will continue to ensure dedicated employees in the future.

In 2004, Bavarian Nordic A/S merged the Company's two subsidiaries in Germany in order to focus and enhance the efficiency of operations in the Group's various departments. This involved the relocation of the preclinical research team in Copenhagen, Denmark, to the Group's research and development projects in Munich, Germany. All of these steps were taken in order to simplify administrative procedures and expenses and to optimise the Group's combined resources, including the high level of staff qualifications.

Insurance

Bavarian Nordic A/S handles and takes out all material insurance for the Group via insurance brokers, who obtain offers for renewal and extensions of the Group's insurance portfolio and provide advice to Bavarian Nordic on insurance matters and requirements. Special insurance for foreign subsidiaries is handled locally.

Bavarian Nordic has taken out combined business and product liability insurance including general coverage for Phase I/II and Phase II clinical trials. This insurance covers all countries, with the exception of clinical trials in the

USA and Germany, where additional separate coverage has been taken out for clinical trials. Insurance covering the amount of DKK 100 million has been taken out for clinical trials. The policy has standard terms and conditions, containing the usual provisions on deductible.

Furthermore, Bavarian Nordic has taken out insurance for real and personal property in Denmark on "All Risk" terms and conditions, with additional coverage for the loss of profits from sub-contractors and inventories located at sub-contractors. The Company has also taken out personal property insurance and statutory employee coverage in Germany. Management expects to take out separate policies to cover its US companies at a later date.

In addition, the Company has taken out liability insurance for the Board of Directors and Corporate Management of Bavarian Nordic A/S and for the management of all subsidiaries on standard terms, with extended coverage for employee claims against the management in the USA.

Finally, the Company maintains various standard insurance for business travel, company cars, etc. in Bavarian Nordic.

All of the insurance companies used by Bavarian Nordic are A-rated according to A.M. Best Company Inc. ("A.M. Best").

Management believes that Bavarian Nordic maintains the necessary insurance coverage, and the Group's insurance broker, AON, believes that the Company's most common risks, including the statutory insurances, are adequately covered. However, loss of profit insurance for the Kvistgård production facilities will not be established until the start-up of commercial production.

Offices and facilities

Bavarian Nordic's headquarters and administrative functions are located in Kvistgård, Denmark, where the Company has approximately 6,000 m² of production facilities and approximatley 3,000 m² of office space and laboratory facilities. In addition, Bavarian Nordic has laboratory facilities and office space in Munich, Germany totalling approximately 3,900 m², and laboratory, production and office space in Berlin, Germany, covering approximately 690 m². Furthermore, Management expects that Bavarian Nordic will sign a lease for approximately 1,300 m² of laboratory faciliities and office space in California, USA, for the Group's US operations.

The Kvistgård production facilities are intended to be used for the production of IMVAMUNE™, while the laboratory facilities in Kvistgård will primarily be used for quality control and quality assurance in connection with production at the Kvistgård site.

The facilities in Munich hold R&D laboratories for MVA-BN® and some administrative functions. The Berlin premises will primarily be used for the production of recombinant MVA-BN® vaccines for clinical testing in the future. The office and laboratory facilities in the USA will primarily be used for cancer research.

Bavarian Nordic's headquarters, which include the Group's administrative functions, are located together with the Group's production facilities in Kvistgård, Denmark.

The lease in Berlin concerning the approximately 690 m² of office and laboratory facilities cannot be terminated until 30 April 2008. The annual rent is expected to be approximately DKK 1.8 million in 2005.

The lease in Munich covering the 3,900 m² of office and laboratory facilities was signed with a term ending 31 May 2010. The annual rent is expected to be approximately DKK 4.7 million in 2005.

The final terms and conditions for the lease concerning the activities of the subsidiary BN ImmunoTherapeutics in the USA have not yet been finalised.

Moreover, Bavarian Nordic has the following lease obligations regarding vacated leases: (i) Munich, Frauenhoferstrasse 18b, Munich, Germany, which expires on 31 March 2008 and has a monthly rent of approximately DKK 205,000; (ii) Ved Amagerbanen 23, Copenhagen, Denmark, which will be terminated on its expiration on 1 December 2005. The monthly rent is approximately DKK 111,000. These obligations are fully recognised in the financial statements for 2004.

Material collaborative agreements

Collaborative agreements with other biopharmaceutical and biotechnology companies and production partners form an integral part of Bavarian Nordic's business. The Group will endeavour to retain its current partners or enter into new agreements or partnerships. Bavarian Nordic is not dependent on any single agreement.

Global framework agreement with GlaxoSmithKline Biologicals s.a. concerning IMVAMUNE™

Bavarian Nordic has signed a framework agreement with GlaxoSmithKline Biologicals s.a. (GSK), one of the world's largest vaccine manufacturers, on the production, distribution and marketing of IMVAMUNE™.

Under the agreement, it is the intention that Bavarian Nordic A/S will transfer its production and application technology to GSK, who may then exclusively produce, distribute and market IMVAMUNE™ to most markets, including North and South America, Japan and a number of important EU markets, including the UK and France.

Bavarian Nordic A/S will continue to produce and market the IMVAMUNE™ vaccine to the German-speaking countries, the Nordic and Baltic countries and to China, the Middle East and Southeast Asia.

Bavarian Nordic A/S will be responsible for the development and production of IMVAMUNE™ to the US Authorities under the RFP programme (RFP-I and RFP-II), which has to date been administered by the National Institute of Allergy and Infectious Diseases in the USA. Bavarian Nordic A/S and GSK intend to collaborate and be commercial partners in future US tender programmes, including the coming RFP-III process, which is expected to include an order for the delivery of up to approximately 80 million doses of smallpox vaccine. GSK will assume the total responsibility for the US market at the time IMVAMUNE™ is registered as an approved product in the USA.

The agreement contains provisions regarding remuneration to Bavarian Nordic A/S through proportional profit sharing between Bavarian Nordic and GSK on the sale of IMVAMUNE™ in GSK's territories. The agreement includes the possibility that, in certain situations and against agreed remuneration, both Bavarian Nordic A/S and GSK may produce IMVAMUNE™ for supply and delivery in their respective territories. If Bavarian Nordic or GSK supply IMVAMUNE™ to each other's respective territories, most of the income will be allocated to the company that handles the production of IMVAMUNE™.

Approximately six months after the award of the RFP-III contract from the US Authorities, GSK is expected to establish production capacity of about the same size as Bavarian Nordic's own production capacity at the plant in Kvistgård, Denmark.

The collaboration will cease if Bavarian Nordic A/S does not receive a share of the expected RFP-III order, or if the US health authorities do not approve GSK as a supplier of IMVAMUNE™.

The agreement is subject to Danish law, and any disputes will be settled by the Maritime and Commercial Court in Copenhagen, Denmark.

Development contract (RFP-I) with the National Institute of Allergy and Infectious Diseases

In February 2003, the US Authorities awarded Bavarian Nordic A/S a milestone-based contract with NIAID for the development of Bavarian Nordic's smallpox vaccine, IMVAMUNE™. The RFP-I order was divided into two parts, part A and part B. Part A was a milestone-based contract over a three-year period under which Bavarian Nordic, *inter alia*, within the first 12 months, is to deliver at least 5,000 doses of IMVAMUNE™, prepare a detailed clinical development plan, begin the clinical development and prepare a plan for large-scale production of IMVAMUNE™ in order to show how Bavarian Nordic will be able to produce and deliver up to 30 million doses to the US Authorities. Part A of the RFP-I contract included funding from NIAID of costs for approximately USD 6 million.

In September 2003, the US Authorities also awarded Bavarian Nordic A/S part B under the RFP-I contract. The purpose of part B is to undertake additional studies of IMVAMUNE™ in Phase II clinical studies of healthy volunteers, and Phase I and Phase II clinical studies in persons in the risk groups, including persons with a weakened immune system.

With the award of part B under the RFP-I contract, Bavarian Nordic has obtained funding under part A and part B of this contract for a total amount of approximately USD 29 million.

NIAID is entitled to terminate the contract at any time against reimbursement of all costs already paid. The agreement is regulated by the Federal Acquisition Regulations ("FAR").

Development contract (RFP-II) with the National Institute of Allergy and Infectious Diseases

On 30 September 2004, NIAID awarded Bavarian Nordic A/S a three-year contract for further development of its now patented IMVAMUNE™ vaccine, as a third-generation smallpox vaccine. The contract has a value of more than USD 100 million.

The contract is a milestone-based contract over a three-year period under which Bavarian Nordic will, *inter alia,* during the first 12 months deliver detailed production plans, quality plans, clinical development plans, etc., and produce and deliver 500,000 doses of IMVAMUNE™ vaccine within the first 11 months of the contract period, manufactured according to the final validated production process.

The RFP-II contract also includes an option for the US Authorities to buy an additional 2.5 million doses of IMVAMUNE™ for an additional USD 41 million.

NIAID is entitled to terminate the contract at any time against reimbursement of all costs already paid. The agreement is regulated by the Federal Acquisition Regulations.

Agreement between Pharmexa A/S and BN ImmunoTherapeutics Inc.

Bavarian Nordic's US company, BN ImmunoTherapeutics, focuses on research and development of cancer vaccines, including vaccines against breast cancer, prostate cancer and colorectal cancer.

On 3 March 2005, BN ImmunoTherapeutics entered into an agreement with Pharmexa A/S which gave BN ImmunoTherapeutics the global non-exclusive licence to Her-2 DNA AutoVac™ MVA-BN®-based cancer vaccines.

The agreement includes milestone payments and royalties to Pharmexa A/S on future revenues.

The agreement expires when BN ImmunoTherapeutics' obligation to pay royalties ceases, but may before such time be terminated by BN ImmunoTherapeutics at any time at 90 days' notice.

Any disputes will be solved in accordance with Danish law by arbitration in Copenhagen, Denmark.

Production agreements with Impstoffwerk Dessau-Tornau GmbH

Bavarian Nordic and Impstoffwerk Dessau-Tornau GmbH (IDT) have collaborated for a number of years on the production of Bavarian Nordic's recombinant vaccines and smallpox vaccines. Until 2002, the production partnership was based on separate production agreements entered into for each production.

On 20 September 2002, the parties instead entered into a framework agreement, in which the general terms and conditions for production at IDT were established. The framework agreement established general terms and conditions for procedures in connection with the placing of orders, delivery, terms of payment, technical matters in connection with specifications, raw materials, packing, tests, etc. Accordingly, it is no longer necessary to negotiate a complete contract for each new production and instead a so-called 'Summary Contract' is entered into, which outlines the volume of production, price, the time and place of delivery and any special matters. Bavarian Nordic's and IDT's partnership for the production and delivery of Bavarian Nordic's smallpox vaccines to a number of authorities has consequently been regulated by this framework agreement.

If IDT wishes to make any claims against Bavarian Nordic, any disputes are to be settled in accordance with Danish law by the Maritime and Commercial Court in Copenhagen, Denmark. If Bavarian Nordic wishes to make any claims against IDT, any disputes are to be settled in accordance with German law by the court of Berlin, Germany.

As a consequence of the special circumstances applicable in connection with the supply of IMVAMUNE™ to the US Authorities under the RFP-I and RFP-II contracts, Bavarian Nordic and IDT have entered into separate, individually adapted 'Subcontracts' for these deliveries. Under these contracts, IDT shall produce and supply approximately 5,000 doses of IMVAMUNE™ and 500,000 doses of IMVAMUNE™, respectively, with the possibility of additional production of up to 2.5 million doses of IMVAMUNE™ if NIAID exercises its option under the RFP-II contract.

Agreements with Epimmune Inc.

On 29 November 2001, Bavarian Nordic A/S entered into a collaborative and license agreement with Epimmune Inc. ("Epimmune"), a US biotech company. Under the agreement, the parties will collaborate with the goal of developing an HIV vaccine by combining Epimmune's technology and expertise in the fields of T-cell epitope identification and vaccine design with Bavarian Nordic's MVA-BN® vaccine technology and its development and manufacturing expertise in HIV vaccines.

The research part of the agreement is non-exclusive, allowing both parties to work with other HIV technologies. The agreement generally relates to joint development and commercialisation of a potential HIV vaccine. However, under specific circumstances, the parties have an opportunity to commercialise products on their own against making royalty payments to the other party. Under certain circumstances, Bavarian Nordic retains the worldwide, exclusive rights to manufacture vaccines resulting from the collaboration.

The research collaboration runs for five years, but the earliest expiry of the agreement and any related rights will be subject to the expiry of patents, if any, or a 10 year period from the first commercial sale of an HIV vaccine, whichever is the longer. Prior to that, the agreement may be terminated by either party in the event of breach or bankruptcy, and the agreement is subject to the laws of the state of New York, USA.

Aside from the above-mentioned agreement, Epimmune was awarded a development contract by the US health authorities (NIAID) in late 2003 for the funding of various HIV vaccine development projects. In that connection, Bavarian Nordic entered into an additional contract with Epimmune on 30 September 2004 under which Bavarian Nordic will act as sub-contractor to Epimmune. In that connection, Bavarian Nordic will clone and produce MVA-BN®-based vaccine candidates, and a suitable MVA-BN®-based vaccine candidate will then be selected for further clinical testing. With respect to rights and other commercial terms, the contract refers to the collaborative agreement between the two companies from 2001 as described above.

Agreement with Forschungszentrum für Umwelt und Gesundheit GmbH

In October 1994, Bavarian Nordic entered into its first collaborative and licence agreement with the Forschungszentrum für Umwelt und Gesundheit GmbH (GSF). In September 1997, this agreement was replaced by a new and revised collaborative and licence agreement with GSF.

The 1997 agreement gives Bavarian Nordic the exclusive commercial license rights to a number of technologies owned by GSF as well as to technologies developed under the collaboration. The primary focus of the agreement is the development and commercialisation of recombinant MVA vaccines and the CapCell™ technology.

Under the agreement, Bavarian Nordic is committed to pay royalties to GSF at 10% of Bavarian Nordic's revenues from products covered by the licensed patents and 5% of Bavarian Nordic's revenues from non-patented products developed on the basis of expertise generated within the framework of the collaboration. Several recombinant vaccines and IMVAMUNE™ are not covered by these royalty provisions.

The research collaboration with GSF under the 1997 agreement formally ceased at the end of 2001, and Bavarian Nordic is no longer funding any research activities at GSF. However, under the agreement, Bavarian Nordic's exclusive licence rights continue until the relevant patents expire.

The agreement is subject to German law.

Agreement with Vaccine Solutions PTY Ltd.

On 8 December 2000, Bavarian Nordic A/S signed a contract with Australian-based Vaccine Solutions Pty Ltd. under which Bavarian Nordic A/S received an exclusive worldwide license with the right to sublicense and to develop, manufacture and market HIV vaccines incorporating the polyepitope technology, except peptide or protein-based polyepitope vaccines.

Bavarian Nordic is committed to pay milestone payments and royalties to Vaccine Solutions Pty Ltd.

The term of the agreement is 20 years from the date of the first sale of an end-product or until the patent on which the license is based expires, whichever is the longer.

Bavarian Nordic has the right to terminate the agreement at six months' notice if the Company decides to discontinue the commercial development or the exploitation of the products.

The agreement is subject to the laws of the United Kingdom.

On 21 May 2003, Bavarian Nordic A/S and Vaccine Solutions Pty Ltd. signed an amendment to the agreement in which Bavarian Nordic is also granted a global exclusive license to exploit polyepitope technology for malaria and Hepatitis B.

Patents and intellectual property rights

It is the policy of Bavarian Nordic to protect new technologies and products by filing all relevant patent applications in due time and by prosecuting the same with the goal of obtaining patents in all countries that are considered major or key markets for the corresponding technology or products. Patents last for 20 years from the filing of the patent application. Bavarian Nordic's most important MVA-BN®-based patents were filed within the past five years and consequently will be in force for remaining terms of minimum 15 years.

Bavarian Nordic's patent practice is based on three international patent conventions, specifically: the Paris Convention, the Patent Cooperation Treaty (PCT) and the European Patent Convention (EPC).

Bavarian Nordic's patent policy is to file priority-founding applications either in Denmark or with the European Patent Organisation (EPO). Within twelve months from the date of filing, priority-founding applications are filed as international or PCT applications designating all countries which are members of the PCT (more than 120 states to date). Subsequently, PCT applications are converted into national applications in all countries with major pharmaceutical markets including a number of European countries, the USA, Canada and Japan. To obtain protection in European countries, patent applications are filed with the EPO according to the EPC. European patent applications usually cover all EPC contracting states (currently Austria, Belgium, Bulgaria, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Lithuania, Luxembourg, Monaco, the Netherlands, Poland, Portugal, Rumania, Slovakia, Slovenia, Spain, Sweden, Switzerland and Liechtenstein, Turkey and the UK). They are usually accompanied by a request for an extension to one or more of the countries available for such requests (currently Albania, Bosnia and Herzegovina, Croatia, Latvia and Former Yugoslav Republic of Macedonia, Serbia and Montenegro).

Pursuant to the above stated policy, Bavarian Nordic is applicant or co-applicant, and thus owner or exclusive licensee of approximately 400 pending patents applications or granted patents with a steadily increasing number. The number of patents granted is 54. Moreover, Bavarian Nordic is responsible for prosecuting the majority of the Company's in-licensed patents and patent applications.

The Company's most important patents and patent applications, comprising Bavarian Nordic's MVA-BN® vector technology and other MVA-based products, are described below.

IMVAMUNE™ is covered by three patent families. The first patent family directed to an MVA virus variant has entered the national phase in 25 countries, including Australia, Canada, Europe (EPO), Japan, New Zealand and the USA. In July 2004, Bavarian Nordic was granted a patent by the United States Patent and Trademark Office (the "USPTO") covering MVA-BN® virus in recombinant and non-recombinant form and derived strains thereof with similar properties. All other countries are still in the examination phase. Moreover, trademark applications for 'IMVAMUNE™' have been filed in 40 countries and an international registration covering an additional 40 countries has also been requested.

Vaccination of infants with Bavarian Nordic's MVA-BN® and derivatives thereof is covered by an additional patent family which has entered the national phase in more than 20 countries and the EPO.

In February 2005, the Company filed an additional priority application with the EPO directed to the use of MVA-BN® and derivatives thereof to induce a rapid immune response. Bavarian Nordic intends to file a PCT application within the priority year designating all countries possible.

Two additional patent families cover recombinant smallpox viruses and recombinant MVA strains, respectively. The first patent family is directed to the insertion of foreign genes into deletion sites of the MVA genome. The second patent family covers the insertion of foreign genes into intergenic regions. Both patent families have been filed as PCT applications, which in both cases have already entered the national phase in a number of countries, including Australia, Canada, Europe (EPO), Japan and other Asian countries, New Zealand and the USA. Patents based on the first patent family have been granted in 20 countries, including Australia, Europe, New Zealand and the USA. Prosecution concerning the second patent family is still pending in all the countries in which entry into the national phase has been requested.

The expression of foreign genes in recombinant smallpox viruses and recombinant MVA strains, respectively, by using different promoter technologies is covered by three PCT applications.

Recombinant MVA virus expressing HIV antigens is covered by three patent families in different prosecution phases.

Claims in respect of a recombinant MVA virus, expressing dengue virus antigens, and the use thereof in vaccines are covered by a PCT application. The application has entered the national phase in Europe, Singapore, the USA and Vietnam. Equivalent patent applications, which are not covered by the Paris Convention, have been filed in Indonesia, India, Malaysia, the Philippines, Pakistan, Thailand and Taiwan. Patents have been granted in Singapore, Vietnam, Pakistan and the USA.

Different aspects of the production of smallpox viruses are covered by four patent families. All applications have been filed as PCT applications and have entered the national phase in a number of countries.

Summary financial information

Key figures and ratios

The summary of Bavarian Nordic's financial results and financial position should be read in conjunction with the Group's audited Annual Report for 2004, extracts of which are reproduced in "Extract from the 2004 Annual Report" in this Prospectus, which also includes a description of the accounting policies. A summary of the financial figures for Q1 2005 (unaudited) is provided in "Current trading and prospects – Current trading".

Revenue

Bavarian Nordic's revenue amounted to DKK 121.1 million in 2002. In 2003, revenue more than trebled to DKK 524.5 million. The increase was primarily attributable to a number of contracts for the supply of Elstree-BN™ smallpox vaccine mainly to Germany and the UK. In 2004, revenue dropped by 69% to DKK 164.8 million. Revenue in 2004 derived from the sale of smallpox vaccines, needles and development contracts.

(DKK million)	2000	2001	2002	2003	2004	Q1 2004	Q1 2005[2]
			Audited			Unaudited	
Income statement							
Revenue	0.0	0.0	121.1	524.5	164.8	113.8	70.7
Production costs	0.0	0.0	56.5	206.5	70.3	36.3	38.7
Gross result	**0.0**	**0.0**	**64.6**	**318.0**	**94.5**	**77.5**	**32.0**
Development costs	36.7	41.8	34.1	36.9	85.1	11.0	25.7
Research costs	25.1	29.8	25.8	24.1	35.3	7.0	7.3
Sales and administrative costs	17.3	22.0	31.4	43.0	56.4	9.8	16.2
Income from operations	**(79.1)**	**(93.4)**	**(26.7)**	**214.0**	**(82.3)**	**49.7**	**(17.2)**
Financial items	4.3	2.5	1.0	3.6	5.6	3.2	(0.7)
Income before company tax	**(74.8)**	**(90.9)**	**(25.7)**	**217.6**	**(76.7)**	**52.9**	**(17.9)**
Net income for the year	**(74.8)**	**(92.1)**	**70.1**	**150.6**	**(53.0)**	**37.7**	**(12.6)**
Balance sheet							
Non-current assets	8.0	9.4	111.5	71.0	291.8	103.6	354.2
Current assets	75.7	52.5	206.2	358.2	310.3	309.8	303.1
Total assets	**83.7**	**61.9**	**317.7**	**429.2**	**602.1**	**413.4**	**657.3**
Shareholders' equity	62.3	44.1	196.4	347.0	315.4	384.7	303.5
Current liabilities	17.8	17.7	116.7	78.0	240.6	26.0	263.5
Non-current liabilities	3.6	0.1	4.6	4.2	46.1	2.7	90.3
Total liabilities and shareholders' equity	**83.7**	**61.9**	**317.7**	**429.2**	**602.1**	**413.4**	**657.3**
Cash flow statement							
Cash flow from operating activities	(74.6)	(93.1)	(13.7)	209.3	(76.6)	6.0	(30.1)
Cash flow from investment activities	27.4	6.2	(4.9)	(106.9)	(224.6)	(156.1)	(59.9)
Attributable to investments in tangible non-current assets	(2.9)	(5.4)	(8.9)	(28.9)	(190.5)	(42.4)	(55.0)
Cash flow from financing activities	7.8	72.9	85.7	3.1	182.5	3.0	73.7
Cash, end of period	41.1	27.1	94.1	199.8	80.7	52.2	64.4
Financial ratios[1]							
Earnings per share (DKK)	(27.4)	(30.1)	17.6	33.4	(11.5)	8.3	(2.7)
Equity value per share (DKK)	22.8	13.2	43.5	76.9	68.0	85.2	65.4
Stock market price/equity value	7.4	6.5	2.5	3.3	7.9	4.0	8.1
Shareholders' equity share	74%	71%	62%	81%	52%	93%	46%
Number of employees, end of period	67	70	62	87	145	94	185

[1] The ratios are calculated in accordance with "Recommendations and Ratios 2005" issued by the Danish Association of Financial Analysts

[2] The unaudited figures for Q1 2005 are presented in accordance with IFRS.

Revenue by product type

The Group's revenue derives from the sale of smallpox vaccines and income from public research and development contracts.

Revenue	2002	2003	2004
Vaccine sales and production	100%	96%	70%
Research and development	0%	4%	30%

Revenue in connection with vaccine sales and production derives from the sale of Elstree-BN™, while revenue in connection with research and development derives from the RFP-I and RFP-II contracts with the US Authorities. The contracts under RFP-I and RFP-II are cost-based with the addition of a profit percentage.

Revenue by country of buyer

Historically, the Group has generated revenue from the sale of Elstree-BN™ smallpox vaccine to a number of countries, including Greece, Germany and the UK. The contents of these agreements are usually confidential.

Costs

Bavarian Nordic's operating costs totalled DKK 147.8 million in 2002. In 2003, these costs rose to DKK 310.5 million, primarily as a result of the production of Elstree-BN™ vaccines. In 2004, the Group's total operating costs fell by 20% to DKK 247.1 million due to a DKK 136.2 million decline in production costs following lower sales. As a result of an expansion of the research and development programmes, the Group's other costs increased by DKK 72.8 million.

The Group's operating costs are categorised in four main areas: production, development, research and sales and administration.

Operating costs for 2004 broken down by function


23%
28%
14%
35%
Production
Development
Research
Sales and administration

Production costs include costs of vaccines and needles and costs associated with the development and production of vaccines under the RFP-I and RFP-II contracts with the US Authorities, which also involve salaries, external contractor costs and other internal costs, including indirect production costs related to the contracts. Until now, all of Bavarian Nordic's smallpox vaccines have been produced by Impfstoffwerk Dessau-Tornau (IDT), Germany, with which Bavarian Nordic has concluded a framework agreement. Production costs were DKK 56.5 million in 2002, DKK 206.5 million in 2003 and DKK 70.3 million in 2004.

Development costs amounted to DKK 34.1 million in 2002. In 2003, these costs were up by 8% to DKK 36.9 million due to the Group's increase in development activities in HIV and smallpox vaccines. In 2004, development costs more than doubled to DKK 85.1 million, primarily because of an increase in activities to develop the MVA-BN® vaccine technology.

Research costs were DKK 25.8 million in 2002. In 2003, they fell by 7% to DKK 24.1 million, and subsequently rose by 46% to DKK 35.3 million in 2004. The increase in 2004 was triggered primarily by the Group's allocation of greater resources to the HIV vaccine (MVA-BN® polytope) and Japanese encephalitis (MVA-BN® JEV).

Sales and administrative costs primarily consist of salaries for management, sales and administrative functions. Sales and administrative costs were DKK 31.4 million in 2002, rising 37% in 2003 to DKK 43.0 million. In 2004, these costs amounted to DKK 56.4 million, an increase of 31% relative to 2003. The increase was due to a rising number of employees, the recognition of rent obligations in Munich, Germany, and the relocation in Denmark from the Amager premises to the Kvistgård facility as well as administration of the RFP contracts.

Financial items

The Group realised a net financial income of DKK 1.0 million in 2002, DKK 3.6 million in 2003 and DKK 5.6 million in 2004, which translates into a 56% increase from 2003 to 2004. The increase covered an increase in bank deposits and in bonds.

Net income

In 2002, Bavarian Nordic reported a pre-tax loss of DKK 25.7 million, but a tax income of DKK 95.8 million, primarily as a result of the recognition of a deferred tax asset, enabled the Group to report a net income of DKK 70.1 million in 2002.

In 2003, the Group realised a profit before tax of DKK 217.6 million and a net income after tax of DKK 150.6 million. In 2004, Bavarian Nordic reported a pre-tax loss of DKK 76.7 million. After a tax income of DKK 23.7 million, primarily due to an increase of the parent company's tax asset, the Group reported a net loss of DKK 53.0 million in 2004.

Balance sheet

Assets

Bavarian Nordic's total assets rose from DKK 318 million at the end of 2002 to DKK 429 million at the end of 2003 and to DKK 602 million at year-end 2004, representing an increase of 35% in 2003 and 40% in 2004.

At the end of 2002, the value of Bavarian Nordic's non-current assets was DKK 112 million, of which a deferred tax asset represented the main part of the assets with a value of DKK 98 million. Tangible non-current assets, consisting primarily of laboratory equipment, amounted to DKK 10 million in 2002. At the end of 2003, non-current assets had a total value of DKK 71 million, down 37% compared with 2002 owing primarily to a reduction of the tax asset to DKK 36 million. The value of tangible non-current assets rose to DKK 29 million. The establishment of the production facilities in Kvistgård, Denmark, and in Berlin, Germany, with the investment in the Kvistgård production facility amounting to DKK 168 million in 2004, pushed up the value of the Group's non-current assets to DKK 292 million in 2004. The value of the tax asset was DKK 74 million in 2004.

The value of the Group's current assets rose by 74% from DKK 206 million in 2002 to DKK 358 million in 2003. The increase was spurred primarily by an increase in bank and cash funds and the bond portfolio, whereas inventories dropped from DKK 31 million in 2002 to DKK 0.5 million in 2003. At year-end 2004, the Group's current assets amounted to DKK 310 million, a 13% decline relative to 2003. The decline was triggered mainly by a drop in bank and cash funds, although this was partly offset by a DKK 40 million increase in inventories. The Group's receivables rose 5% from DKK 66 million in 2002 to DKK 69 million in 2003 and by a further 10% to DKK 76 million at the end of 2004, primarily encompassing receivables from the RFP contracts and a VAT receivable.

Liabilities and shareholders' equity

Bavarian Nordic's shareholders' equity amounted to DKK 196 million at the end of 2002. By the end of 2003, equity had climbed to DKK 347 million, primarily as a result of the DKK 150.6 million profit reported in 2003. At year-end 2004, the Group had shareholders' equity of DKK 315 million, down 9% relative to 2003 due to the loss of DKK 53.0 million reported for the year.

In 2002, the Group had total liabilities of DKK 121 million. By the end of 2003, total liabilities had dropped to DKK 82 million. In 2004, Bavarian Nordic increased its liabilities to DKK 287 million.

At year-end 2002, Bavarian had current liabilities of DKK 117 million, with accounts payable representing DKK 89 million and other debts DKK 25 million. In 2003, current liabilities declined to DKK 78 million, including accounts payable of DKK 50 million and other debts of DKK 21 million.

At year-end 2004, the Group's current liabilities had increased to DKK 241 million owing to the raising of debt with credit institutions and the signing of a property lease totalling DKK 131 million, including temporary funding of the expansion of the Kvistgård facility and retention of development and research projects. Accounts payable were up 70% to DKK 85 million, owing to substantial investments in production facilities and other factors. Other debts amounted to DKK 13 million in 2004.

Bavarian Nordic's non-current liabilities were DKK 5 million at year-end 2002 and DKK 4 million at the end of 2003. By the end of 2004, the Group's non-current liabilities had increased to DKK 46 million, primarily as a result of a mortgage loan for DKK 25 million, which is consistent with the Group's policy on funding non-current assets with long-term borrowings, as well as the signing of property leases for DKK 15 million.

Cash flow statement

In 2002, Bavarian Nordic's operating activities generated a cash outflow of DKK 13.7 million, primarily due to negative net results and an increase in inventories and receivables. In 2003, the Group generated a cash inflow from operations of DKK 209.3 million, primarily on account of a positive net income for the year and a reduction of inventories. In 2004, Bavarian Nordic's operating activities generated a cash outflow of DKK 76.6 million due to a financial loss for the year, the building of a stockpile of Elstree-BN™ smallpox vaccines and an increase in receivables, although these were partly funded by an increase in accounts payable.

From 2002 to 2004, Bavarian Nordic's investing activities generated a cash outflow of DKK 4.9 million in 2002,

DKK 106.9 million in 2003 and DKK 224.6 million in 2004. The cash outflow from investing activities in 2003 was primarily due to the investment of excess liquidity in bonds, and in 2004 the cash outflows were primarily the result of investment in tangible non-current assets, including the production site in Kvistgård, Denmark.

In 2002, the Group funded its cash outflows from operating and investing activities by way of a capital increase, which provided Bavarian Nordic with net proceeds of DKK 80.4 million, which contributed to a cash inflow from financing activities in the amount of DKK 85.7 million. In 2003, Bavarian Nordic's financing activities generated a cash inflow of DKK 3.1 million, primarily attributable to interest income. In 2004, the Group funded its operating and investing activities by increasing its borrowings by DKK 166 million, net financial income of DKK 6 million and a DKK 11.2 million contribution via employees' exercise of warrants.

In 2002 and 2003, there was a net increase in bank and cash funds of DKK 67.0 million and DKK 105.7 million, respectively. In 2004, bank and cash funds declined by DKK 119.1 million.

Foreign currency

The contracts under RFP-I and RFP-II with the US Authorities are settled in US dollars. Furthermore, part of the Group's research and development activities are settled in euros. The expected order allocation under the RFP-III contract will also be settled in US dollars, which is expected to increase Bavarian Nordic's foreign exchange exposure. Historically, the Group has not entered into forward exchange transactions to cover currency risks. Management regularly assesses the need for any future hedging of the risk of exchange rate fluctuations.

Interest rates

Until now, Bavarian Nordic has maintained financing agreements with fixed as well as floating interest rates. Management has assessed and regularly assesses the need for additional hedging of interest rates.

Cash preparedness and capital preparedness

Bavarian Nordic has invested its cash in short-term government bonds, mortgage bonds, bank deposits or fixed-term deposits. The fixed-term deposits with banks are denominated in Danish kroner or euros at an interest rate reflecting returns in the bond market. Bond investments are also denominated in Danish kroner or euros, and the distribution between the two currencies was 90%/10% in 2004.

Cash at 31 December 2004 amounted to DKK 80.7 million and the bond portfolio to DKK 112.6 million, provided as security for loans of DKK 115 million. The Group also had unused credit facilities of DKK 86.8 million, of which mortgage loans amounted to DKK 24.8 million payable when the mortgage credit institution has accepted that the conversion has been completed, and DKK 44.1 million in unused leased facilities for production equipment. Thus, the Group's capital preparedness totalled DKK 165.1 million.

Bavarian Nordic's capital preparedness rose from DKK 165.1 million at the end of 2004 to DKK 189.0 million at 31 March 2005. The increase was mainly due to a credit facility of DKK 100 million with Nordea Bank Danmark A/S. For a further description of the Company's current funding, see "Funding – Funding agreements with Nordea Bank Danmark A/S".

Capital preparedness (DKK million)	**2002**	**2003**	**2004**	**Q1 2005**
Bank and cash funds, end of period	94.1	199.8	80.7	64.4
Short-term bonds	15.0	88.8	112.6	118.1
Trust/pledged funds	0.0	0.0	(115.0)	(115.0)
Unused credit facilities				
Overdraft	0.9	4.9	17.9	67.0
Mortgage loans			24.8	24.8
Leasing expected to be used within 1 year	5.0	35.0	44.1	29.7
Capital preparedness, end of period	**115.0**	**328.5**	**165.1**	**189.0**

Among the key assumptions in Bavarian Nordic's budgets for 2005 and 2006 is that the Group is awarded a significant portion of the RFP-III order and sales of Elstree-BN™ vaccines. If the gross proceeds from the Rights Issue amount to approximately DKK 400 million, Management expects, in accordance with the Group budgets, to have the necessary cash preparedness and capital preparedness at least until 30 June 2006 to implement the Group's current strategy and action plans.

If the proceeds from the Rights Issue only amount to approximately DKK 91.3 million, corresponding to the Minimum Proceeds, Bavarian Nordic will have a funding requirement during the first half of 2006, but Management believes that the Company will be able to obtain the necessary temporary credit facilities to build the required working capital in connection with the RFP-III order. In such a situation, Management would also reconsider Bavarian Nordic's future strategy, including action plans and the funding structure. For a more detailed description of the risks relating to the Group's cash preparedness, see "Risk factors – Cash preparedness".

Auditors' emphasis of matter in respect of the 2004 annual report

In the annual report for 2004, the Company's auditors listed the following emphasis of matter:

"Without it having affected our opinion, we refer to the sections in Management's Review, Expectations for 2005 and the Financial Review, in which Management gives an account of the Company's cash preparedness and capital preparedness at 31 December 2004. The Company is planning to carry through a capital increase in the early summer of 2005 for the financing of the Company's regular operations and supplementary investments in production and product development. These plans are conditional upon such capital increase. In preparing the Annual Report, Management has assessed that the implementation of the capital increase is probable and has consequently prepared and presented the Annual Report under the going concern assumption. We agree with Management's description of the uncertainties in this connection as disclosed in Management's Review and with Management's choice of accounting principle."

The funding of the Group's ongoing operations and supplementary investments in production and product development is subject to the successful completion of the capital increase. If the capital increase cannot be completed, Management believes that the Group must reconsider its strategy, including action plans and the funding structure. For a more detailed description of the risks relating to the Group's cash preparedness, see "Risk factors – Cash preparedness".

Funding

Funding agreements with Nordea Bank Danmark A/S

Nordea Bank Danmark A/S has granted the Company a credit facility in the amount of DKK 100 million and a leasing facility of DKK 65 million secured against an owner's mortgage of DKK 75 million on the property in Kvistgård, Denmark and chattel mortgage of DKK 200 million on the Company's intangible assets, including patent rights. The credit facility expires on 1 October 2005, after which time it is expected to be repaid.

In addition, the Group has long-term borrowings with Nordea Bank Danmark A/S of DKK 68 million, and a working capital facility of DKK 23 million. Bavarian Nordic has pledged DKK 80 million in investment securities as security for the loans.

Other funding agreements

Bavarian Nordic has additional long-term loans of DKK 35 million and a DKK 25 million credit facility. Bavarian Nordic has placed investment securities worth DKK 35 million in trust as security for these loans.

On 14 October 2004, the Group raised a mortgage loan for DKK 25.2 million secured against the property at Bøgeskovvej 9, DK-3490 Kvistgård, Denmark. The loan facility is expected to be increased by DKK 24.8 million when the mortgage credit institution has accepted the completion of the conversion.

Current trading and prospects

The following section contains information about Bavarian Nordic's plans, forecasts and future operations which are subject to a number of risks and uncertainties. The Group's future results may deviate significantly from the financial performance forecasts stated in the forward-looking statements. Potential risk factors and uncertainties also include those set forth in the section "Risk factors" herein and those discussed elsewhere in this Prospectus.

Current trading

Bavarian Nordic generated revenue of DKK 71 million in Q1 2005, realising a pre-tax loss of DKK 18 million. The revenue derived from income from RFP-I and RFP-II contracts entered into with the US Authorities.

The Company's capital preparedness rose from DKK 165.1 million at the end of 2004 to DKK 189.0 million at 31 March 2005. The increase was mainly due to a credit facility of DKK 100 million with Nordea Bank Danmark A/S.

The accounting policies for Q1 2005 are unchanged from those applied in the Annual Report 2004 with the exception that the policies have been adjusted to IFRS 2 on share-based payment. This change of policy resulted in costs of DKK 0.8 million for Q1 2005.

For further information on unaudited financial figures for Q1 2005, see "Summary financial information – Financial highlights and ratios".

Outlook for 2005

Management forecasts revenue for the financial year ending 31 December 2005 to be in the range of DKK 450-500 million. Two-thirds of this revenue is expected to come from current (RFP-I and RFP-II) contracts with the US Authorities and to be evenly distributed over the year. The remaining one-third will come from the sale of approximately 17 million doses of Elstree-BN™ smallpox vaccines expected to be sold in H2 2005.

In 2005, costs are expected to increase as a result of the start of production, related quality management functions, administration of RFP contracts, establishment of marketing activities and infrastructure, as well as preparations for the global sale of IMVAMUNE™. Moreover, the Company projects an increase in costs due to the acceleration of clinical research and development activities and the corresponding recruitment of new staff to meet the targets defined. Consequently, Management forecasts an income after tax of approximately DKK 0 million.

Bavarian Nordic's budget includes a cash outflow from operating and investing activities in the amount of DKK 110-130 million in 2005. The 2005 budget includes an investment in the Kvistgård production facilities in Denmark and the necessary build-up of stocks of raw materials and ready-to-use vaccines and receivables in connection with the sale and delivery of IMVAMUNE™ starting in 2006. In addition, the Group expects to strengthen its production and development activities, primarily within smallpox, HIV, measles and cancer, in the USA and Europe. For a more detailed description of the risks relating to Bavarian Nordic's cash preparedness, see "Risk factors – Cash preparedness".

The US Authorities are expected to commence a tender (RFP-III) in the clinical development programme on an MVA-based smallpox vaccine in the summer of 2005. RFP-III is a continuation of the process that was initiated with RFP-I and RFP-II. On 28 April 2005, the US Authorities confirmed that the RFP-III process will be initiated. Following this, on 13 May 2005 the US Authorities published a draft of the tender terms for RFP-III. During this stage of the programme, the US Authorities are expected to purchase preliminary stocks of up to approximately 80 million doses of an MVA-based smallpox vaccine in one or more tranches. Approximately 20 million doses are scheduled for delivery within 18 months of award of the contract. Management expects to win the whole or a substantial portion of this contract, which is expected to be awarded at the end of 2005. The value of this purchase is expected to be up to approximately USD 900 million. Bavarian Nordic's share of this order is expected to be recognised as income from 2006. Management expects that income from this order will generate a substantial, increasing liquidity surplus during the course of the delivery period. In addition to the RFP-III order, Management expects the US Authorities to invite tenders for a contract worth an additional USD 1 billion concerning the maintenance of the smallpox vaccine stocks during the period 2007-2013. Management also expects that Bavarian Nordic will win a portion of this maintenance agreement. Bavarian Nordic and GSK will be commercial partners concerning the RFP-III order and the maintenance agreement. See "Material collaborative agreements – Global framework agreement with GlaxoSmithKline Biologicals s.a. (GSK) concerning IMVAMUNE™" for a further description of the agreement with GSK.

Management expects the Kvistgård facility will be in operation from July 2005.

Management expects to have sufficient clinical data on IMVAMUNE™ towards the end of 2005 to file an application with the US Food and Drug Administration for the use of IMVAMUNE™ for risk populations, including individuals with contra-indications such as HIV/AIDS and immunocompromised patients, according to the criteria for emergency use authorisation.

In addition to smallpox vaccine activities, the Group expects to allocate a number of resources to other development projects in 2005. Bavarian Nordic plans to accelerate its HIV programmes by initiating a number of Phase I, Phase I/II and Phase II clinical trials. Furthermore, Management expects that Bavarian Nordic's US operations, BN ImmunoTherapeutics, will apply for permission to conduct Phase I clinical trials in 2006 for an MVA-BN®-based vaccine against breast cancer.

Bavarian Nordic aims to investigate the potential of the MVA-BN® platform in the field of vaccines against infectious diseases in children. In 2005, the measles vaccine programmes will be accelerated.

Management believes that Bavarian Nordic's MVA-BN® vector represents a promising and effective technology. As a result, the Group intends to continue investigating, developing and commercialising the potential of the MVA-BN® platform. Furthermore, Bavarian Nordic finds that it is important to expand the technological platform and will launch activities in 2005 to identify other vector technologies and vaccines to complement and/or supplement the MVA-BN® platform.

Management

Bavarian Nordic's principles for good corporate governance

Bavarian Nordic regularly evaluates developments within corporate governance and best practice in relation to the Group's business areas.

Accordingly, the Management regularly evaluates the relevant recommendations which support Bavarian Nordic's business model, and which may add value for the benefit of Bavarian Nordic's stakeholders.

Management of the Company

The Board of Directors and Corporate Management manage Bavarian Nordic's affairs. The Board of Directors is responsible for the overall management of the Company, including appointing the Corporate Management, ensuring responsible organisation of the Company's business, establishing the corporate strategy and evaluating the applicability of the Company's financing situation. The Corporate Management is responsible for the day-to-day operations of the Company, observing the guidelines and recommendations issued by the Board of Directors.

The Board of Directors consists of five external members elected by the shareholders in general meeting for terms of one year. The Board of Directors elects a chairman from among its number. The President & CEO of the Company is not a member of the Board of Directors. Asger Aamund, co-founder of Bavarian Nordic A/S, is Chairman of the Board of Directors. Through A.J. Aamund A/S, Asger Aamund owns 19.7% of the total share capital of Bavarian Nordic A/S.

The Board of Directors plans to hold five or six meetings each year. In 2004, the Board of Directors held six meetings. The Corporate Management and certain senior employees of Bavarian Nordic usually attend the board meetings. The Board of Directors receives monthly reports from the Corporate Management on the status of operations and business of the Group.

The Corporate Management of Bavarian Nordic A/S consists of one member. Moreover, there are three Executive Vice Presidents. Together, they constitute the Group Management.

One or more members of the Group Management or senior employees of the parent company are represented on the boards of directors of Bavarian Nordic A/S' subsidiaries.

The Group Management holds monthly meetings in order to coordinate the day-to-day management activities. Monthly meetings are also held with the management teams of the subsidiaries.

Openness

Bavarian Nordic defines insiders as members of the Board of Directors, the Group Management team and other employees and individuals who are deemed to have access to inside information through their affiliation with the Company. Spouses/cohabitees and children below the age of 18 are also considered insiders and are also subject to the Company's code of ethics. The Company's code of ethics implies that trading in Bavarian Nordic A/S' shares is only permitted within a four-week period from publication of interim reports and announcements of financial results. Bavarian Nordic has a system for monitoring and registering dealings in the Company's shares. Other than the exercise of warrants, neither the Board of Directors, nor the Corporate Management, nor the Group Management has traded in Bavarian Nordic A/S shares since 3 September 2004.

In order to provide Bavarian Nordic's stakeholders with the best opportunity to evaluate the Group, all relevant and valuable information about Bavarian Nordic is made available to them. Additionally, members of the Board of Directors, the Corporate Management and senior employees regularly attend meetings with shareholders and investors. Bavarian Nordic holds meetings with analysts and investors and makes presentations at several conferences in Denmark and abroad, primarily in connection with the announcement of its quarterly financial statements.

Bavarian Nordic aims to provide the market with complete and timely information in order that the share price reflects the results and opportunities of the Group. Bavarian Nordic therefore endeavours to maintain an open and proactive dialogue with its investors and analysts in line with the guidelines of the Copenhagen Stock Exchange. As a result of this policy, Bavarian Nordic seeks to make all material information available to all stakeholders immediately through the Copenhagen Stock Exchange and Bavarian Nordic's website.

Bavarian Nordic's website contains the latest announcements to the stock exchange, press releases and investor presentations as well as a description of the Group and its projects.

Board of Directors

Asger Aamund
Chairman of the Board of Directors

A.J. Aamund A/S
Amaliegade 14
DK-1256 Copenhagen K,
Denmark

Born in 1940

Joined the Board of Directors in 1994

President & CEO of A.J. Aamund A/S

Chairman of the Board of Directors
NeuroSearch A/S

Member of the Board of Directors
A.J. Aamund A/S

Bergsøe 4 Gruppen A/S

Nowaco A/S

Modern Times Group MTG AB, Stockholm

The World Wildlife Foundation (WWF)

Other directorships
Chairman of BankInvest Biomedical Venture Advisory Board

Jørgen Buus Lassen

NeuroSearch A/S
Pederstrupvej 93
DK-2750 Ballerup,
Denmark

Born in 1934

Joined the Board of Directors in 1994

President & CEO of NeuroSearch A/S

Chairman of the Board of Directors
NsGene A/S

Gudme Raaschou Healthcare Invest A/S

Member of the Board of Directors
NeuroSearch A/S

NicOx S.A.

Pharmexa A/S

Other directorships
Member of the Collegium Internationale Neuro-Psychiopharmacologicum (C.I.N.P.)

Member of the European College of Neuropsychopharmacology (ECNP)

Member of the Danish Society of Pharmacology and Toxicology

Eigil Bjerl Nielsen

1293, Chemin des Vergers, B.P. 12
06620 Le Bar sur Loup,
France

Born in 1937

Joined the Board of Directors in 1994

President

Deputy Chairman

NeuroSearch A/S

Erling Johansen

Poppel Allé 65
Hareskovby
DK-3500 Værløse,
Denmark

Born in 1944

Joined the Board of Directors in 2000

President

Member of the Board of Directors
Medicon A/S

Ulrik Bülow

VisitDenmark
Islands Brygge 43, 3rd floor
DK-2300 Copenhagen S,
Denmark

Born in 1954

Joined the Board of Directors in 2004

President & CEO of VisitDenmark

Chairman of the Board of Directors
AS/3 Company A/S

Member of the Board of Directors
Royal Unibrew A/S

The Egmont Foundation

Egmont International Holding A/S

Ejendomsselskabet Gothersgade 55 ApS

InterMail A/S

Konvolut Danmark A/S

Lettershop Mailservice A/S
Ejendomsaktieselskabet Matr. 43 ei Avedøre By

WJC Grafisk A/S

Other directorships
Member of the committee of representatives of Danish Marketing Forum

Corporate Management

Peter S. Wulff
President & CEO

Bøgeskovvej 9
DK-3490 Kvistgård
Denmark

Born in 1953

Member of the Board of Directors
Asah Medico A/S

Remuneration of the Board of Directors and the Corporate Management

The shareholders approve the remuneration of the Board of Directors at the general meeting, and the Board of Directors determines the remuneration of the Corporate Management. Information about the remuneration of the Board of Directors and the Corporate Management as well as any warrants granted is included in the notes to the Annual Report and below.

The total remuneration to the Company's Board of Directors (five persons) amounted to DKK 0.3 million in 2004. Moreover, four of the five members of the Board of Directors each hold 5,000 warrants at the date of this Prospectus, corresponding to a total of 20,000 warrants in Bavarian Nordic A/S, see "Share capital and ownership – Warrants". Each warrant entitles the holder to subscribe for one share in the Company of DKK 10 nominal value at a price of DKK 323 per share.

No member of the Board of Directors has received in respect of 2004 or is expected to receive fees or remuneration from Bavarian Nordic A/S in addition to the ordinary remuneration paid to the Board of Directors and incentive plans. No member of the Board of Directors has received or will receive any separate remuneration in connection with the Rights Issue.

The total remuneration to the Corporate Management amounted to DKK 1.8 million in 2004. The Corporate Management does not receive remuneration from subsidiaries of the Group. In addition, the Corporate Management holds 15,000 warrants in Bavarian Nordic A/S at the date of this Prospectus, see "Share capital and ownership – Warrants". Each warrant entitles the holder to subscribe for one share in the Company of DKK 10 nominal value at a price of DKK 323 per share.

The exercise of the warrants vested in the Board of Directors and the Corporate Management may be effected in whole or in part in one issue during the period from 18 April 2007 to 2 May 2007. The warrants cannot be assigned or pledged to any third parties. In connection with the Rights Issue, adjustment of the warrants issued will be carried out to the effect that the number of shares which may be subscribed pursuant to the warrants and the subscription price of such warrants are adjusted so as to position the holder of the warrants both in relation to the shareholding (rounded down) in the Company and to the exercise price, as if the warrants had been exercised immediately prior to the Rights Issue.

Bavarian Nordic has not granted any loans or issued any guarantees for any board member or for the Corporate Management.

No unusual or extraordiary agreements implying financial obligations for the Group, including agreements on bonus plans, other than usual agreements on incentive plans and remuneration for the Board of Directors and Corporate Management, have been concluded between the Company and members of the Board of Directors or the member of the Corporate Management.

The executive service contract of Peter S. Wulff, President & CEO of the Company, includes a non-competition clause. The non-competition clause is effective for one year from the termination of the President & CEO's employment. According to the contract, the Company's President & CEO is not entitled, directly or indirectly, to become financially engaged in any company in Denmark or abroad which competes wholly or partly with the activities performed by Bavarian Nordic at the relevant time without the written consent of the Company's Board of Directors. Also, the Company's President & CEO is not entitled to take up any position in or work as a board member, adviser or consultant for any company competing with the activities performed by Bavarian Nordic at the relevant time.

The executive service contract of Peter S. Wulff may be terminated by his giving six months' notice and by Bavarian Nordic A/S' Board of Directors giving 12 months' notice.

Share capital and ownership

Movements in the share capital of Bavarian Nordic A/S

Movements in the share capital of Bavarian Nordic since 31 December 2001	Capital increase, no. of shares of DKK 10	Gross proceeds, DKK million	Total share capital, no. of shares of DKK 10	Issued share capital, nom. DKK
Share capital at 31 December 2001			3,355,345	33,553,450
2002				
Capital increase, April 2002 at DKK 90 per share. (Directed issue in connection with agreement with Powder Ject Technologies Ltd.).	200,000	18.0	3,555,345	35,553,450
Capital increase, June 2002 at DKK 70 per share (1 : 3 rights issue).	959,140	67.1	4,514,485	45,144,850
2004				
Capital increase, May 2004 at DKK 90 per share. (Exercise of warrants).	125,000	11.3	4,639,485	46,394,850
2005				
This 1 : 4 Rights Issue at the Subscription Price of DKK 360 per share:				
Rights Issue at Minimum Proceeds	253,571	91.3	4,893,056	48,930,560
Rights Issue at Maximum Proceeds	1,159,871	417.6	5,799,356	57,993,560

Authorisations

Pursuant to the Company's Articles of Association, the Board of Directors has the following authorisations to increase the share capital of the Company:

- The Company may, until 30 June 2006, increase the share capital in one or more issues by a total of DKK 20,000,000 nominal value as determined by the board of directors. The capital may be increased by cash payment or in other ways.

  If the share capital is increased by a cash payment at a subscription price below the value of the shares, the existing shareholders shall have pre-emption rights to subscribe for the amount by which the share capital is increased proportional to their shareholdings.

  If the share capital is increased by a cash payment other than what is mentioned in Article 5a, subsection 3, or in other ways, such as by conversion of debts or in payment of a contribution of property, the company's existing shareholders shall not have pre-emption rights. If the share capital is increased in other ways, the provisions of section 33 of the Danish Companies Act shall apply, and the subscription price or the value of the shares issued shall be fixed by the board of directors within the framework of the mandatory provisions under the Danish Companies Act, including sections 79 and 80 of the Act.

- The general meeting has authorised the board of directors to let the Company acquire treasury shares subject to section 48 of the Danish Companies Act. The Company may acquire treasury shares up to a total nominal value of 10% of the Company's share capital. The consideration for the Company's shares must not deviate by more than 10% from the buying price quoted by the Copenhagen Stock Exchange at the time of acquisition. The buying price quoted by the Copenhagen Stock Exchange shall be understood as the closing price – all trades at 5:00 p.m.

  This authorisation is granted to the Company's board of directors for the period until the next Annual General Meeting, however, not to exceed 18 months.

- During the period ending 1 May 2008, the Company may issue up to 200,000 warrants, in one or more portions on resolution of the board of directors. The warrants may be issued to corporate management, employees in the Company or its subsidiaries, including to consultants and the Company's board of directors, for the subscription of shares up to of a nominal value of DKK 2,000,000 by cash contribution at a rate and on terms established by the board of directors. Notwithstanding the foregoing, the issuances of warrants to members of the board of directors may not exceed a nominal value of DKK 200,000. Holders of warrants shall have pre-emption rights to subscribe for the shares issued based on the warrants, meaning that the pre-emption rights to subscribe for warrants and new shares for existing shareholders are deviated from.

  As a consequence of the exercise of granted warrants, the board of directors is authorised during the period until 26 April 2010 to increase the share capital by a nominal value of DKK 2,000,000 in one or more portions on resolution of the board of directors by cash contribution at a rate and on other terms established by the board of directors without pre-emption rights to subscribe for existing shareholders.

Warrants

In 2004, Bavarian Nordic launched a warrant programme for the Board of Directors, Corporate Management, senior executives and other employees.

The programme contains incentive elements intended to motivate and retain employees.

If a resolution is adopted to effect a capital increase in the Company, whereby shares are subscribed at a price lower than the market price of the Company's shares, the number of shares subscribed by exercising the warrants and the exercise price shall be adjusted so as to position the warrant holders, both in relation to their interest in the Company and the exercise price, as if the warrants had been exercised immediately prior to the capital increase. The most significant factors in relation to unexercised warrant programmes, including the number of warrants and the exercise price after the adjustment resulting from the Rights Issue, are set out below.

At the Company's General Meeting held on 26 April 2005, the Company's Board of Directors was authorised, until 1 May 2008, to issue up to 200,000 warrants. The warrants may be issued to the Company's management, employees of the Company or its subsidiaries, including consultants and the Company's Board of Directors, for subscription of shares with a nominal value of up to DKK 2,000,000 by cash payment at a price and on terms and conditions determined by the Company's Board of Directors. The Board of Directors may receive up to 20,000 warrants. The Board of Directors intends to exercise this authorisation over the next two or three years.

Treasury shares

At the Company's General Meeting held on 26 April 2005, the Board of Directors was authorised to let the Company acquire treasury shares with a total nominal value of up to 10% of the Company's share capital, but the Company holds no treasury shares as of the date of this Prospectus.

Ownership

As of the date of this Prospectus, almost 5,000 shareholders were registered by name in Bavarian Nordic A/S' register of shareholders, representing approximately 80% of the Company's share capital.

Pursuant to Section 29 of the Danish Securities Trading Act, the following shareholders have notified the Company that they hold more than 5% of the share capital as at the date of this Prospectus:

			Undiluted						Diluted			
									Minimum		Maximum	
Programme	Exercise period	Exercise price (DKK)	Board of Directors (warrants)	President & CEO (warrants)	Senior Executives (warrants)	Other employees (warrants)	Terminated employees	Total (warrants of DKK 10)	Exercise price (DKK)	Total (warrants of DKK 10)	Exercise price (DKK)	Total (warrants of DKK 10)
2004	18/4-2/5-2007	323	20,000	15,000	52,000	52,500	13,000	152,500	319	154,480	299	164,670
2004	18/4-2/5-2007	498			7,500			7,500	492	7,597	461	8,099
2004	18/4-2/5-2007	673			3,000			3,000	664	3,039	623	3,239
Total			**20,000**	**15,000**	**62,500**	**52,500**	**13,000**	**163,000**				

Undiluted number of warrants and exercise prices have been determined on the basis of the closing price of Bavarian Nordic A/S' shares on 19 May 2005.

Shareholders	No. of shares of DKK 10	Ownership interest
A.J. Aamund A/S	912,556	19.7%
Lønmodtagernes Dyrtidsfond (LD Pensions)	347,623	7.5%

Management's holdings of shares and warrants

The table below shows Management's direct and indirect shareholdings in the Company as of the date of this Prospectus.

Shareholders	No. of shares of DKK 10	Ownership interest	Warrants of DKK 10
Asger Aamund [1]	912,556	19.7%	5,000
Eigil Bjerl Nielsen	46,216	1.0%	5,000
Jørgen Buus Lassen	16,997	0.4%	5,000
Erling Johansen	1,598	0.0%	5,000
Ulrik Bülow	772	0.0%	
Peter S. Wulff	34,558	0.7%	15,000
Total	**1,012,697**	**21.8%**	**35,000**

[1] Held through A.J. Aamund A/S which is wholly owned by Asger Aamund, Chairman of the Board of Directors.

Shareholder agreements

Management has no knowledge of any shareholder agreements concerning Bavarian Nordic A/S.

Dividends and dividend policy

Bavarian Nordic A/S does not expect to distribute dividends until the Group has adequate capital resources. Bavarian Nordic A/S will continue to work towards securing, through earnings, adequate liquidity to distribute dividends in the future.

Rights attaching to the shares

Denomination

The nominal share capital amounts to DKK 46,394,850 divided into 4,639,485 shares of DKK 10 nominal value each.

Voting rights

Each share of DKK 10 carries one vote.

Negotiability and transferability

The shares are negotiable instruments, and no restrictions will apply to their transferability.

Registration by name

The shares are issued to bearer, but may be registered by name in the Company's register of shareholders.

Redemption

No shareholder is under an obligation to have his shares redeemed in full or in part by the Company or any other party.

Dividends

The shares are eligible for any dividends payable in respect of the 2005 financial year and all dividends declared and paid thereafter.

Payment of dividends, if any, will take place in accordance with the rules of the *Danish Securities Centre* in force from time to time and will be made to the shareholder's account with his custodian institution.

Pursuant to the rules currently in force, Danish companies normally withhold 28% tax on dividends.

Registrar

The registrar of shareholders is Nordea Bank Danmark A/S, Issuer Services, P.O. Box 850, DK-0900 Copenhagen C, Denmark.

Issuing agent

Nordea Bank Danmark A/S is the issuing agent for Bavarian Nordic A/S and has been authorised to issue the New Shares via the *Danish Securities Centre*.

Information on Bavarian Nordic

Name, registered office and date of incorporation

Bavarian Nordic A/S
Bøgeskovvej 9
DK-3490 Kvistgård
Denmark
Telephone: +45 3326 8383
Facsimile: +45 3326 8380
Website: www.bavarian-nordic.com

The Company's registered office is situated in the Municipality of Helsingør, Denmark.

Bavarian Nordic A/S was incorporated on 1 July 1992. The activities in Bavarian Nordic commenced on 6 October 1994.

Objects

Pursuant to Article 3 of the Articles of Association, the objects for which the Company has been established are to carry out research, trade, manufacture and any other related activities, primarily within the pharmaceutical industry.

Company reg. (CVR) no. with the Danish Commerce and Companies Agency

Bavarian Nordic A/S' company reg. (CVR) no. is 16 27 11 87.

Financial year

Bavarian Nordic A/S' financial year is from 1 January to 31 December.

Most recent general meeting

The most recent Annual General Meeting of Bavarian Nordic A/S was held on 26 April 2005.

Bankers

The Company's principal bankers are Nordea Bank Danmark A/S.

Auditors

Bavarian Nordic A/S' annual reports for the financial years ended 31 December 2002, 2003 and 2004, respectively, were audited by PricewaterhouseCoopers, Statsautoriseret Revisionsinteressentskab (by Jens Røder and Mogens Nørgaard Mogensen, state authorised public accountants) and Deloitte, Statsautoriseret Revisionsaktieselskab (by Carsten Vaarby and Jørgen Holm Andersen, state authorised public accountants).

Bavarian Nordic A/S' auditor is Deloitte Statsautoriseret Revisionsaktieselskab, which has served as the Company's auditor since 10 June 1998.

Documents

The following documents are available for inspection at the Company's headquarters at Bøgeskovvej 9, DK-3490 Kvistgård, Denmark, and at Nordea Bank Danmark A/S, Strandgade 3, DK-1401 Copenhagen K, Denmark (copies available on request):

- Audited annual reports for the years ended 31 December 2002, 2003 and 2004, respectively, as filed with the Danish Commerce and Companies Agency.
- The Company's Articles of Association.
- The report from the Board of Directors pursuant to *section 29(2)(ii) of the Danish Companies Act dated* 19 May 2005 with the corresponding statement from the auditors pursuant to section 29(2)(iii) of the Danish Companies Act dated 19 May 2005.

Additional information on Bavarian Nordic

Environment

Management believes that Bavarian Nordic observes all statutory environmental rules and regulations pertaining to Bavarian Nordic's activities. Environmental authorities have not issued any enforcement or prohibition notices against Bavarian Nordic.

Bavarian Nordic intends to comply with all future environmental rules and standards pertaining to its current operations, including the rules regarding the planning and establishment of production and similar facilities at the Company's facilities in Kvistgård and Berlin. Bavarian Nordic has established an internal structure to handle environmental issues and questions in an effort to live up its environmental responsibilities.

The newly-established production facilities in Kvistgård, Denmark are designed to ensure that the MVA-BN® virus, which Management considers safe for humans and animals, cannot be released to the environment through air, waste water or waste.

In connection with the establishment of production facilities in Kvistgård, Denmark Bavarian Nordic received approval from the Greater Copenhagen Authority on 27 August 2004 of the regional plan supplement which approved the establishment of vaccine production at the Kvistgård facility. The Environmental Impact Assessment (EIA) upon which the approval is based contained the conclusion that the production scheduled to take place at the Kvistgård facility is not expected to have any impact on the environment. In addition, Bavarian Nordic received environmental approval from the County of Frederiksborg on 7 September 2004, which concluded that the planned production facility in Kvistgård and the related operational conditions are in compliance with existing rules and standards in the area.

The Group has received environmental approval for the facility in Kvistgård, Denmark. Management expects the qualification of the production facility in Kvistgård to be finalised for the start of production in July 2005. Approval of the production facility is expected in early Q4 2005. In addition, Bavarian Nordic has received production approval for the facility in Berlin.

Litigation

There are no pending legal proceedings as of the date of this Prospectus, and Management has no knowledge of any legal or arbitration proceedings pending or being threatened, which would have a significant negative impact on the Group's financial position.

Related party transactions

Transactions between the Group's companies are settled at an arm's length or on a cost recovery basis. Transactions are carried out on the basis of contracts between the companies, except in the case of insignificant transactions.

In addition to Bavarian Nordic A/S' subsidiaries, Corporate Management and the Board of Directors of Bavarian Nordic A/S and NeuroSearch A/S are considered to be related parties in that they exercise a significant influence on the Group. However, none of these parties exercise a controlling influence on Bavarian Nordic.

NeuroSearch A/S is also considered a related party because Asger Aamund is Chairman of the Board of both NeuroSearch A/S and Bavarian Nordic A/S, and as the companies have two board members in common.

Except for intra-group transactions, remuneration to the Board of Directors and the Corporate Management, the incentive plan and the advance commitment from A.J. Aamund A/S in connection with the Rights Issue, no transactions have been entered into with related parties within the past year.

In connection with the Rights Issue, A.J. Aamund A/S has made a binding advance commitment to the Company to subscribe for New Shares corresponding to gross proceeds totalling approximately DKK 60 million.

Public offers

No third party has to date made any public offer for Bavarian Nordic A/S' shares, and Bavarian Nordic has not made any public offers for shares in any other company.

Subscription of new shares

Capital increase

The capital increase is carried out pursuant to the authorisation contained in Article 5a of the Company's Articles of Association which stipulates that the Board of Directors is authorised until 30 June 2006 to increase the Company's share capital in one or more issues by up to 2,000,000 shares of DKK 10 each (DKK 20,000,000) by cash payment or otherwise. The share capital may be increased by cash payment or in other ways. If the share capital is increased by a cash payment at a subscription price below the value of the shares, the existing shareholders will have pre-emption rights to subscribe for the amount by which the share capital is increased proportional to their shareholdings.

On 19 May 2005, the Board of Directors resolved to exercise part of this authority by increasing the share capital by a minimum nominal value of DKK 2,535,710 (253,571 New Shares of DKK 10) and a maximum nominal value of DKK 11,598,710 (1,159,871 New Shares of DKK 10) from DKK 46,394,850 nominal value (4,639,485 shares of DKK 10) to a minimum nominal value of DKK 48,930,560 (4,893,056 shares of DKK 10) and a maximum nominal value of DKK 57,993,560 (5,799,356 shares of DKK 10) as a shareholder has waived the right to subscription in respect of one Subscription Right.

Subscription amount

The offering consists of 1,159,871 New Shares of DKK 10 each, corresponding to DKK 11,598,710 nominal value, with pre-emption rights to the existing shareholders of Bavarian Nordic A/S.

The Offering is not underwritten, but a number of existing shareholders, A.J. Aamund A/S and LD Pensions, have made binding advance commitments to subscribe a total of 253,571 New Shares of DKK 10 nominal value each, corresponding to DKK 2,535,710 nominal value by exercising their respective subscription rights.

Subscription ratio

The Company's shareholders have pre-emption rights to the New Shares at the ratio of 1 for 4 to the effect that shareholders will be entitled to subscribe 1 New Share of DKK 10 for each 4 Existing Shares of DKK 10 held.

Subscription Period

The Subscription Period for the New Shares commences on 4 June 2005 and closes on 17 June 2005. Upon expiry of the Subscription Period, the right to subscribe New Shares will lapse, and the Subscription Rights will then become invalid and without any value. Any unexercised Subscription Rights will be settled according to the business terms of the individual custodian institutions. An application has been made for the listing of the New Shares in Bavarian Nordic A/S on the Copenhagen Stock Exchange, and dealings in the shares are expected to commence on 23 June 2005.

Subscription Price

The New Shares are offered at DKK 360 per share of DKK 10, free of brokerage fees.

Allocation of Subscription Rights

The shareholders will be granted 1 Subscription Right for each Existing Share of DKK 10 nominal value held. Accordingly, 4 Subscription Rights are required for the subscription of 1 New Share of DKK 10 nominal value. Shareholders who are registered with the Danish Securities Centre as shareholders of the Company on 3 June 2005 at noon (Copenhagen time) are entitled to subscribe for the New Shares.

Trading in Subscription Rights

The Subscription Rights will be traded on the Copenhagen Stock Exchange in the period from 1 June 2005 to 14 June 2005 inclusive. Shareholders who do not wish to exercise their Subscription Rights may transfer their rights, and the transferee may use the Subscription Rights to subscribe for the New Shares.

Lead Manager and subscription agent

The Rights Issue has been arranged by Nordea Corporate Finance, a division of Nordea Bank Danmark A/S, as Lead Manager for Bavarian Nordic A/S.

Shareholders' instructions that they wish to exercise their Subscription Rights and subscribe for New Shares shall be given to each shareholder's custodian institution.

Nordea Bank Danmark A/S, telephone +45 3333 5092, facsimile +45 3333 3182, shall act as subscription agent for the Rights Issue.

	No. of shares of DKK 10	Gross proceeds DKK million
Commitment from A.J. Aamund A/S	166,666	60.0
Commitment from LD Pensions	86,905	31.3
Offering without binding subscription commitments	906,300	326.3
Total Offering of New Shares	**1,159,871**	**417.6**

Subscription scenarios

Example 1: Gross proceeds at Maximum Offering:

Subscriber	No. of shares of DKK 10	DKK Nominal value	Price	Gross proceeds DKK million
A.J. Aamund A/S	166,666	1,666,660	360	60.0
LD Pensions	86,905	869,050	360	31.3
Other subscribers	906,300	9,063,000	360	326.3
Total	**1,159,871**	**11,598,710**	**360**	**417.6**

Example 2: Gross proceeds at Minimum Offering:

Subscribers	No. of shares of DKK 10	DKK Nominal value	Price	Gross proceeds DKK million
A.J. Aamund A/S	166,666	1,666,660	360	60.0
LD Pensions	86,905	869,050	360	31.3
Total	**253,571**	**2,535,710**	**360**	**91.3**

Underwriting

The Rights Issue is not underwritten, but a number of existing shareholders, A.J. Aamund A/S and LD Pensions, have made binding advance commitments to the Company to subscribe for a total of 253,571 New Shares, corresponding to total gross proceeds of approximately DKK 91.3 million. Of this amount, A.J. Aamund A/S and LD Pensions will subscribe for New Shares corresponding to gross proceeds of approximately DKK 60.0 million and approximately DKK 31.3 million, respectively, by exercising their respective Subscription Rights.

Completion of the Rights Issue

The Rights Issue will be completed if a minimum of 253,571 New Shares are subscribed for (the "Minimum Offering"), corresponding to Minimum Proceeds of approximately DKK 91.3 million, for which binding advance commitments have been received.

Rights Issue agreement

The Lead Manager has entered into a Rights Issue agreement with the Company in which the Company has agreed to issue the Subscription Rights and the New Shares. The Company has furthermore issued usual warranties and representations to the Lead Manager.

The Company has agreed with the Lead Manager that, for a period of 360 days after the completion of the Rights Issue, the Company will not issue, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, directly or indirectly, any Shares or securities convertible into Shares in the Company or warrants or other rights to purchase or receive Shares in the Company without the written consent of the Lead Manager (such consent not to be unreasonably withheld). However, the above agreement does not include shares and warrants comprised by any incentive plan for the Company's Management, employees of the Company or its subsidiaries, including consultants and the Board of Directors, nor does it include shares and warrants issued to collaborative partners in connection with the signing of agreements with such parties.

Rights

No shares carry any special rights. The New Shares will have the same rights of pre-emption on future capital increases as the Existing Shares and will rank *pari passu* in all respects with the Existing Shares.

The New Shares will be fully eligible for all dividends and other rights in the Company from the date of registration of the capital increase with the Danish Commerce and Companies Agency. The New Shares are eligible for any dividends payable in respect of the 2005 financial year and all dividends declared and paid thereafter. However, Bavarian Nordic A/S does not expect to distribute dividends in respect of the 2005 financial year.

Payment and registration with the Danish Securities Centre

Registration of the New Shares in the investor's account with the Danish Securities Centre will take place against payment in cash on subscription on or before 17 June 2005.

Listing on the Copenhagen Stock Exchange

The New Shares are expected to be admitted for listing on the Copenhagen Stock Exchange on 23 June 2005.

Securities identification codes

The Company's shares are registered on the Copenhagen Stock Exchange under the following securities identification codes:

Existing Shares:	DK00 1599801-7
New Shares (temporary code):	DK00 6000290-5
Subscription Rights:	DK00 6000282-2

Expenses

Depending on the gross proceeds, the expenses for the Rights Issue, exclusive of VAT, are expected to total:

	Expenses	
DKK million	Minimum Proceeds	Maximum Proceeds
Financial intermediary	3.2	14.6
Printing and layout	0.6	0.6
Advertising	0.3	0.3
Fees to legal advisers and auditors	2.9	2.9
Other expenses	1.3	1.7
Total expenses	**8.2**	**20.1**

No commission is payable to custodian institutions. No person will receive any special fee in connection with the Rights Issue.

Proceeds

If all the New Shares are subscribed, Bavarian Nodic's equity will be increased by approximately DKK 397.5 million after deduction of the expenses related to the Rights Issue. If the Minimum Proceeds are reached, Bavarian Nordic's equity will be increased by a net amount of approximately DKK 83.1 million.

Withdrawal of the Offering

The completion of the Offering is subject to no events occurring before 31 May 2005, the last business day before dealings in Subscription Rights begin, which in the opinion of the Company or Nordea Corporate Finance would make it inadvisable to proceed with the Offering. Any such withdrawal of the Offering will be announced to the Copenhagen Stock Exchange and a notice will be inserted in the daily newspapers in which the Offering was advertised.

If the Offering is withdrawn, the Rights Issue will not be completed, and the Subscription Rights will become invalid and without any value for the shareholders as well as for any investors having acquired such Subscription Rights.

Law and venue

The Offering is subject to Danish law. This Prospectus has been drawn up in compliance with the standards and requirements of Danish law, including the rules of the Copenhagen Stock Exchange. Any dispute arising as a result of the Offering shall be brought before the ordinary courts of Denmark.

Taxation

The following is a general description of Danish tax rules relevant to Danish tax residents purchasing, holding or selling shares in Bavarian Nordic. The description deals only with taxation in Denmark and not with foreign tax rules.

The description does not purport to be a complete or exhaustive description of all tax issues. The description does not address investors subject to special tax rules, such as the Danish Act on Pension Investment Return Taxation, banks, dealers in securities and investors holding shares as part of their profession.

The description is based on the legislation in force as of 19 May 2005. Potential investors, who are uncertain about the tax consequences of transferring and holding the shares, are advised to consult their own tax advisers. Likewise, existing shareholders are advised to consult their own advisers with respect to the tax consequences of receiving or exercising Subscription Rights.

Taxation of investors subject to full tax liability in Denmark

Individuals residing in Denmark or spending at least six months in Denmark as well as companies, etc. which are either registered in Denmark or the management of which is based in Denmark are generally subject to full tax liability in Denmark. Individuals or companies that are also subject to full tax liability in another country may be subject to special rules, which are not described herein.

Taxation of dividends

Dividends paid to individuals are taxed as share income at the rate of 28% up to a total share income of DKK 43,300 (2005). Share income exceeding this amount is subject to tax at the rate of 43%. For spouses, the limit for applying the 28% tax rate is DKK 86,600 (2005) irrespective of which spouse receives the share income. Realised gains on shares held for more than three years are also taxed as share income.

Dividends paid are usually subject to withholding tax at the rate of 28%. Where the share income in the relevant year solely comprises dividends and does not exceed DKK 43,300/DKK 86,600 (2005), the withholding tax is final.

Dividends paid to companies are generally subject to withholding tax at the rate of 19.8%.

Capital gains taxation

With respect to gains on disposal of shares, the tax rules distinguish between whether the seller is an individual or a company, etc., and whether the shares have been held for at least three years at the time of disposal. The table illustrates taxation as provided by the rules on listed shares:

Shares held for less than three years		**Shares held for three years or more**	
Individuals	Companies	Individuals	Companies
Gains are taxed as capital income (at a rate of up to 59%). Losses can be offset against other gains on shares held for less than three years. Losses can be carried forward indefinitely. Gains/losses are calculated using the share-for-share method.	Gains are taxable. Gains are taxed as taxable income at the corporation tax rate, currently 30%. Losses can be offset against corresponding gains. Losses can be carried forward indefinitely. Gains/losses are calculated using the average method.	Total holding of shares for three years does not exceed DKK 136,600/DKK 273,100 for spouses (2005): Gains on listed shares are tax free. Losses can neither be deducted nor offset.	Gains are tax free. Losses can neither be deducted nor offset.
		Total holding of shares exceeds DKK 136,600/DKK 273,100 for spouses (2005): Gains are taxed as share income (28/43%). Losses can only be offset against corresponding gains on other listed shares held for three years or more. Losses can be carried forward indefinitely. Gains/ losses are calculated using the average method.	

Under Danish rules, any distributions in connection with a reduction of share capital will generally be taxed as dividends and not as capital gains. Any gains arising on the sale of listed shares to the issuing company will generally be taxed pursuant to the rules on taxation of capital gains.

Shares held for less than three years

Gains realised by individuals on the sale of shares held for less than three years are taxed as capital income. A Danish average municipality will generally apply a tax rate of between 33%-59%, and the actual taxation will depend on the individual's overall income position. Gains are calculated using the share-for-share method, under which gains are made up as the difference between the sales price and the purchase price of each individual share. Shares acquired first are considered to be sold first.

Shares held for three years or more

For individuals, taxation of gains on the sale of shares held for three years or more depends on the market value of their total holding of listed shares within the past three years. Gains are tax free where the total market value has not exceeded DKK 136,600 (2005)/DKK 273,100 (2005) for spouses within the past three years. The market value is measured before a sale, after a purchase and at 31 December. If the total market value of listed shares at any of the three dates of measurement exceeds the lower limit, all listed shares acquired three years or more prior to the date of measurement will be considered to have been acquired at the market price at the time when the limit is exceeded.

If the limit has been exceeded, gains will be taxed as share income. Share income (gains on shares held for three years or more and dividends) up to a limit of DKK 43,300 (2005) is subject to tax at the rate of 28%. For spouses, the limit for applying the 28% tax rate is DKK 86,600 (2005) irrespective of which spouse receives the share income. Share income in excess of DKK 43,300/ 86,600 (for 2005) is subject to tax at the rate of 43%. Gains are calculated using the average method, under which the purchase price of each individual share is made up as a proportionate share of the total purchase price of all shares in the relevant company held by the investor for at least three years. Shares acquired first are considered to be sold first.

Danish taxation of investors not subject to full tax liability in Denmark

Where the shares are held in connection with the operation of activities subject to limited tax liability in Denmark, dividends and gains are generally included in taxable income for such activities.

Other shareholders not subject to full tax liability in Denmark are subject to a limited tax liability to Denmark on dividends on shares in Danish companies.

Taxation of dividends

The distribution of dividends from a Danish company to a non-resident individual or company, etc. is generally subject to withholding tax at the rate of 28%. If Denmark has entered into a double taxation treaty with the country in which the shareholder is resident, the shareholder may seek a refund from the Danish tax authorities of the tax withheld in excess of the tax to which Denmark is entitled under the relevant double taxation treaty.

For individuals resident in certain countries, the obligation to withhold tax may be reduced to the tax rate stipulated in the double taxation treaty with the relevant country.

Capital gains taxation

Shareholders resident abroad are generally not subject to tax in Denmark on the sale of shares except where the shares are held in connection with the operation of activities subject to limited tax liability in Denmark.

Under Danish rules, any distributions in connection with a reduction of share capital will generally be taxed as dividends and not as capital gains. Any gains arising on the sale of listed shares to the issuing company will generally be taxed pursuant to the rules on taxation of capital gains.

Extract from the 2004 Annual Report

Introduction

The published annual report for 2004 includes the management report, financial review and the parent company and consolidated financial statements, including accounting policies and notes, etc., all of which are integral parts of the annual report. Financial data in this Prospectus do not include the management report as appearing from the published annual reports, but include accounting policies, income statement, balance sheets, statement of changes in Equity and cash flow statement for 2004 with comparative figures for 2003.

The published annual reports prepared by the management for 2003 and 2004 are audited by PricewaterhouseCoopers and Deloitte.

Statement from the Board of Directors and Corporate Management

The Board of Directors and the President of the company have approved and submitted the Annual Report of Bavarian Nordic A/S for the year 2004. The Annual Report has been prepared in accordance with International Financial Reporting Standards (IFRS) and the additional Danish reporting requirements. In our opinion, the accounting policies applied are appropriate and the Annual Report gives a true and fair view of the company's and the group's assets, liabilities, financial position, results and cash flow.

We recommend that the Annual General Meeting approve the Annual Report.

Kvistgård, 3 March 2005

Corporate Management

Peter S. Wulff
(President & CEO)

Board of Directors

Asger Aamund (Chairman)	Eigil Bjerl Nielsen	Jørgen Buus Lassen
Erling Johansen	Ulrik Bülow	

Auditors' Report

The 2003 Annual Report
The annual report for 2003 has been provided with an unqualified auditor's report. The audit did not comprise the Supplementary Report in the 2003 annual report.

The auditors' report in the annual report for 2004 is as follows:

Auditors' Report given by the company's independent auditors

To the Shareholders of Bavarian Nordic A/S
We have audited the Annual Report of Bavarian Nordic A/S for the financial year 2004. It has been prepared in accordance with International Financial Reporting Standards (IFRS) and the additional Danish reporting requirements. Our audit did not comprise the Supplementary Report.

The Annual Report is the responsibility of Bavarian Nordic Management. Our responsibility is to express an opinion on the Annual Report based on our audit.

Basis of Opinion
We conducted our audit in accordance with International and Danish Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the Annual Report is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Annual Report. An audit also includes assessing the accounting policies used and significant estimates made by Management, as well as evaluating the overall Annual Report presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not resulted in any qualification.

Opinion
In our opinion, the Annual Report gives a true and fair view of the Group's and the Company's assets, liabilities, shareholders' funds and financial position at 31 December 2004 and of the results of the Group's and parent company's operations and the cash flows for the financial year 2004 in accordance with International Financial Reporting Standards (IFRS) and the additional Danish reporting requirements.

Emphasis of Matter
Without it having affected our opinion, we refer to the sections in Management's Review, Expectations for 2005 and the Financial Review, in which Management gives an account of the Company's liquidity position and capital resources at 31 December 2004. The Company is planning to carry through a capital increase in the early summer of 2005 for the financing of the Company's regular operations and supplementary investments in production and product development. These plans are conditional upon such capital increase. In preparing the Annual Report, Management has assessed that the implementation of the capital increase is probable and has consequently prepared and presented the Annual Report under the going concern assumption. We agree with Management's description of the uncertainties in this connection as disclosed in Management's Review and with Management's choice of accounting principle.

Kvistgård, 3 March 2005

PricewaterhouseCoopers
Statsautoriseret Revisionsinteressentskab

Jens Røder
state authorised public accountant

Mogens Nørgaard Mogensen
state authorised public accountant

Deloitte
Statsautoriseret Revisionsaktieselskab

Carsten Vaarby
state authorised public accountant

Jørgen Holm Andersen
state authorised public accountant

Accounting Policies

General Information

The annual report has been prepared in accordance with the International Financial Accounting Standards (IFRS) and with the additional Danish reporting requirements. Bavarian Nordic's annual report complies with the IFRS currently effective for 2004, i.e. the new and improved IFRS effective from January 1st 2005 have not been adopted.

There are no changes in the accounting policies compared to last year. However income from development contracts with a profit element is re-classified to revenue and the corresponding costs are reclassified from development costs to production costs as these are now considered part of the Company's primary activities. In 2003 DKK 19,850 million is reclassified from Other operating income to Revenue in both parent and group. Re-classification of development costs to production costs amounts to DKK 19,724 million for the parent company, while the re-classification amounts to DKK 19,288 million for the Group.

New IFRS and Improvement project

During 2003 the International Accounting Standards Board carried out an Improvement Project resulting in updates to the existing International Accounting Standards (IAS) and withdrawal of parts or entire standards. In 2004 new IFRS standards were issued. The majority of the new standards and the changes arising from the Improvement Project are effective from January 1, 2005. The financial reporting of Bavarian Nordic is expected to be affected by such new or improved standards to the extent described below.

The primary changes to the financial reporting of Bavarian Nordic are expected to arise from the adoption of IFRS 2 which will result in a substantial change in the accounting policy for share-based payments because warrant programmes have not previously been expensed in the annual reports. The IFRS 2 requires that share-based payments are recognised in the income statement over the vesting period. This change in the accounting policy is expected to have a significant impact on the financial reporting of Bavarian Nordic in 2005.

Furthermore the revised IAS 27, "Consolidated Financial Statements and Accounting for Investments in Subsidiaries", will affect the accounting of the parent company. This revised standard prohibits the application of the equity method in the separate financial statements of a parent company and prescribes investments in subsidiaries to be accounted for either at cost or at fair value in accordance with IAS 39. This revised standard will change the measurement of subsidiaries in the separate financial statements of Bavarian Nordic A/S (Parent), as such items are currently measured by use of the equity method. The revised standard will not affect the consolidated financial statements of the Bavarian Nordic (Group).

Other new or revised standards are expected to influence the disclosures in the financial statements. They are primarily the revised IAS 1, "Presentation of Financial Statements", which requires additional disclosures of management judgments, key assumptions and key sources of estimation uncertainty, and the revised IAS 32, "Financial Instruments: Disclosure and Presentation", which comprise new disclosure requirements, including information about use of valuation techniques and sensitivities on estimates, comparison of fair value and carrying value for various classes of financial assets and financial liabilities, and other extensive disclosures. In addition, the revised IAS 8, "Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies" requires disclosure of impending changes in accounting policies for standards or interpretations issued but not yet come to effect, and the revised IAS 24, "Related Party Disclosures" includes additional disclosure requirements with respect to key personnel compensation.

The revised IAS 16 "property, plant and equipment" clarifies, among others things, that depreciation should be charged separately for each significant part of an item of property, plant and equipment which will result in more detailed information of the non-current assets and the expected useful economic lives. Assets under construction include assets with significant parts of items with different useful economic lives and, consequently, this clarification in the revised standard would have impact on the financial statement for 2005 and onwards. The revised IAS 16 does not have any retrospective impact on the financial statements for 2004 or prior years.

No other new or improved standards are expected to have any significant impact on the financial reporting of Bavarian Nordic, although the disclosure requirements have generally increased compared to the annual report 2004.

Recognition and Measurement

Income is recognised in the financial statement as it is earned. Assets and liabilities are recognised in the balance sheet, when it is probable that any future economic benefit will flow to or from the enterprise, and the value can be measured reliably.

On first recognition, assets and liabilities are measured at cost price. Subsequently, assets and liabilities are measured as described below for each item.

Consolidation
The consolidated financial statements include the parent company, Bavarian Nordic A/S, the 100% owned subsidiary, Bavarian Nordic GmbH and the 99% owned subsidiary Austrian Nordic Biotherapeutics AG.

The consolidated financial statements are prepared on the basis of the financial statements of the parent company and the subsidiaries, which are all prepared in accordance with Group's accounting policies and for the same financial period.

On consolidation, inter-company income and expenses together with all inter-company profits, receivables and payables are eliminated.

On preparation of the consolidated financial statements, the values of shares held by the parent company in the subsidiaries are offset against the equity in the subsidiaries. On acquisition of companies, the method of acquisition will be used, after which the identifiable assets and liabilities of the acquired company will be recognised at fair value as per the day of acquisition, and any remaining cost price for the acquired companies will be recognised as goodwill.

Foreign Currency

Functional and presentation currency
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The functional currency is Euro for both parent company and subsidiaries. The financial statements are presented in Danish kroner (DKK) which is the Company's presentation currency.

The functional currency (EUR) is translated into the presentation currency (DKK) by using the closing rate at the date of the balance sheet for assets and liabilities. Subsidiaries' income and expenses are translated into the presentation currency using the year's average exchange rate. Both realised and non-realised exchange differences are recognised as a separate component of equity.

Translation of foreign currency
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of, the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Group companies
In the consolidated financial statements, the foreign subsidiaries' income statements are translated into the presentation currency using the year's average exchange rate. The balance sheets are translated into the presentation currency using the exchange rate on the balance sheet date. All resulting exchange differences are recognised as a separate component of equity.

Tax
The tax of the year, consisting of the current tax of the year and the deferred tax of the year, will be recognised in the income statement with the proportional share attributable to the income for the year and recognised in equity with the proportional share attributable to the items charged directly to equity.

Current tax liabilities are recognised in the balance sheet as current liability to the extent that no payment hereof has been made.

Deferred tax liability is calculated according to the liability method on all temporary differences between the financial and the tax values. Deferred tax liabilities arising from the above mentioned differences for tax purposes are recognised in the balance sheet as a provision.

Deferred tax assets as a consequence of temporary differences for tax purposes and tax losses carry-forwards are recognised when it is probable that these can be utilised by offsetting tax on future income. Temporary deductible differences, which are not capitalised, are stated in a note indicating the amount.

Warrants
When warrants are exercised, new shares are issued at the same time as the exercise takes place. Consequently no costs are recognised in the income statement as well as no liability is recognised in the balance sheet neither at the time of issuing the warrants nor in relation to a subsequent value adjustment. The value of the warrants is calculated at the time of issuance and year-end according to the Black Scholes calculation method and is stated in a note.

Leasing
Assets held under finance leases are recognised in the balance sheet at the lower of the market value and the discounted present value of the minimum payments at the inception of the lease. The corresponding amount is

recognised under liabilities. The present value of the future lease payments is measured using the interest rate implicit in the lease. The lease payments are deemed to comprise interest and re-payments. Interest is charged to the income statement. The re-payment portion of the lease payment reduces the liability. The assets are depreciated over the expected useful economic lives of the assets, like other similar groups of assets.

Payments on operational leases are expensed in the income statement. Total lease commitments are disclosed in a note.

Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease.

Income statement

Revenue recognition

Revenue comprises the value of sales from products and income derived from development contract fees and development milestone payments in the year, which any major risk and rewards connected with the transfer of the title of the goods or right to the services are transferred and that the company is not in receipt of managerial commitment or control of the goods sold.

Sales income also comprises non-refundable payments, where all risks and rewards have been transferred.

Governmental grants without any profit element are offset against the costs of research and development at the time when a final and binding right to the grant has been obtained.

Production costs

Production costs include the costs incurred to achieve the sales income for the year. Production costs consist of costs of goods, transport insurance and freight costs or for development contracts salaries and external costs required to fulfil the deliveries under the contract and a proportional share of the indirect production costs.

Research and Development Costs

Research and development costs include salaries and costs directly attributable to the Company's research and development programmes less governmental grants. The Company estimate a project to be a development project upon receipt of authorities' approval to initiate clinical trials. Furthermore, salaries and costs supporting the direct research and development, including costs covering patent activities, rent, leasing and depreciation attributable to the laboratories and external scientific consultancy services are included under research and development costs.

In the parent company, all internal purchases derived from the Cost-Plus Agreements between the parent company and subsidiary is included in the research and development costs as the subsidiary is solely engaged in research and development for the parent company.

Research costs are expensed as incurred.

Development costs relating to the clinical projects are capitalised where sufficient security has been provided that the future earnings of the Company covers not only production and direct selling and administrative costs, but also the development costs. Due to the general risk relating to development of pharmaceutical products, capitalisation in the balance sheet requires that the development of the product can be completed with sufficient security. When sufficient security is not ensured, the development costs are expensed.

Sales and Administrative Costs

Parent company

Sales and administrative costs relate to the costs of the Board of Directors, corporate management, administrative personnel, office costs, rent, leasing and depreciation not relating to research and development activities, and general company costs.

Group

The sales and administrative costs for the Group comprise of sales and administrative costs of the parent company and sales and administrative costs from the subsidiaries not relating specifically to research and development activities. Sales and administration costs specific to the research and development activities are included under research costs and development costs, respectively.

Result from Subsidiaries

The income statement of the parent company includes the result after tax recorded by the subsidiaries.

Financial Items

Investment income and expenses are recognised in the income statement with the amounts relating to the financial year.

In addition to this, financial items comprise finance costs relating to financial leasing. Furthermore, any value adjustment of financial instruments, securities and items in foreign currency are recognised.

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying assets which are assets that necessarily take a substantial period of time to prepare for their intended use, are added to the cost of those assets, until such time as the assets are ready for their intended use and depreciated over the life time of the asset.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

Income per Share
Income per share is calculated as the yearly result compared to the weighted average of the issued shares in the financial year.

The basis of calculating diluted earnings per share is the weighted average number of shares in the financial year adjusted for the effects of warrants that may have been acquired at market value due to the monetary value of the rights related to the outstanding warrants.

No adjustment is made for the yearly result.

Balance Sheet

Intangible non-current Assets
Intangible non-current assets are measured at cost less accumulated depreciation.

Development projects meeting the requirements for recognition are measured as direct costs plus indirect production costs relating to the development projects. Depreciation is initiated at the start of using the asset and is calculated on a straight-line basis over the useful economic lives of the assets. The start of using the assets is defined to be at the initiation of the sales activities.

For development activities an individual assessment of the economic lifetime of the project is made.

Bought rights or rights acquired in connection with acquisition meeting the requirements for recognition are measured at cost price.

For rights an individual assessment of the economic lifetime of the right is made.

The expected useful economic lives are as follows:	
Rights	max 10 years
Development projects	max 10 years
Software	3 years

Tangible non-current Assets
Buildings and land, production equipment, leasehold improvements office and IT equipment and laboratory equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes the costs of purchase and expenses directly attributable to the purchase until the asset is ready for use. In the case of assets manufactured by the company, cost includes direct and indirect cost of materials, components, third-party suppliers and labour.

Borrowing costs relating to buildings and land, production equipment, leasehold improvements office and IT equipment and laboratory equipment are capitalised in accordance with the Group's accounting policy.

Depreciation is calculated on a straight-line basis over the useful economic lives of the assets.

The expected useful economic lives are as follows:	
Buildings	20 years
Leasehold improvements	5 years
Office equipment and IT equipment	3 - 5 years
Laboratory equipment	5 years
Production equipment	5 years

Acquisitions of minor tangible assets are expensed. Depreciations and gains and losses by current renewal of tangible non-current assets are expensed under research and development costs and administrative costs, respectively.

Impairment of non-current Assets
The carrying values of both intangible and tangible non-current assets are analysed annually to determine whether there are any indications of impairment in excess of what is expressed in normal amortisation and depreciation of the assets. If that is the case, such lower value is stated as the higher of the net selling price and capitalised value.

Impairment charges regarding intangible and tangible non-current assets are expensed under the same line as the depreciation of the assets.

Financial non-current Assets
Investments in the subsidiaries are stated using the equity method of accounting. Under the item "Investments in subsidiaries" in the balance sheet of the parent company, the owner's share of the financial equity of the subsidiaries is stated using the accounting policies of the parent company with deduction or addition of unrealised group internal profits or losses.

Net reassessment of equity in subsidiaries is recognised under net reserves using the equity method of accounting under the net capital.

Subsidiaries with a negative equity are recognised at zero while receivables of such subsidiaries are depreciated with the share of the negative equity as far as the receivables are estimated to be irrecoverable.

In the event that the negative equity exceeds the receivables, a remaining amount under provisions is recognised as far as the parent company has a legal or constructive obligation to cover the negative balance of the subsidiary.

Inventories
Inventories are measured at cost price as the directly incurred costs relating to the purchase, or, for goods of own production, as the directly incurred costs plus indirect production costs or net realisable value when this is lower. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Cost price is in accordance with the FIFO principle.

Receivables
Receivables are measured at the amortised cost usually equal to nominal value less provision for bad debts based on an individual assessment of risk.

Securities
Bonds are measured at the market value at the balance sheet date. The market value is measured with regard to known future gains and losses due to depreciation at the balance sheet date concerning drawing or final expiration.

Both realised and unrealised capital gains and losses are included in the income statement.

Provisions
Provisions are recognised when the Company has a legal or constructive obligation as a result of an event in this or prior income years, where it is probable that the obligation will result in an outflow of the Company's economic resources.

Credit institutions
Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction and the redemption value) is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Debts
Debts are measured at the amortised cost.

Cash flow statement
The consolidated cash flow statement has been prepared in accordance with the indirect method based on the group's income from operations.

The statement shows the group's cash flows broken down to operating, investment and financing activities, cash and cash equivalents at the end of the year and the impact of the calculated cash flow on the group's cash and cash equivalents.

Cash flow in foreign currency is translated into Danish kroner (DKK) at the exchange rate of the transaction date.

Cash flow used for operating activities includes the income from ordinary operations and is adjusted for non-cash operating items and changes in the working capital.

Cash flow used in investment activities includes cash flow from purchase and sale of intangible, tangible, financial non-current assets, and investment in bonds.

Cash flow from financial activities includes cash flow from raising and repayment of loan and capital injections and financial items.

Cash preparedness includes cash added cash equivalents (bonds) and unexploited credit facilities expected to be utilised within one year reduced by trusted/pledged funds.

Segment reporting
A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. The Company's primary reporting segment is the business segments Vaccine Sales & -Production and Research & Development, where the Vaccine sales & -Production segment includes sales and production to customers, while the Research & Development segment includes costs to Research & Development segment as well as license, royalty, and contract income.

A secondary segment is not shown in the segment reporting because a geographical segmentation will not show a different risk and return than shown in the business segments. The segment information follows the Group's accounting policies.

Income statements - 1 January to 31 December

		Parent Company		Group	
Note	**Amount in DKK thousands**	**2004**	**2003**	**2004**	**2003**
1	Revenue	164,782	524,492	164,782	524,492
	Production costs	70,825	206,915	70,251	206,479
	Gross result	**93,957**	**317,577**	**94,531**	**318,013**
2, 3, 4	Development costs	95,315	47,147	85,116	36,894
2, 3, 4	Research costs	44,073	35,952	35,321	24,088
2, 3	Sales and administrative costs	42,763	31,050	56,416	42,992
	Total operating costs	**182,151**	**114,149**	**176,853**	**103,974**
	Income from operations	**(88,194)**	**203,428**	**(82,322)**	**214,039**
5	Financial items	5,476	4,599	5,599	3,589
9	Result from subsidiaries	5,251	4,210	-	-
	Income before company tax	**(77,467)**	**212,237**	**(76,723)**	**217,628**
6	Tax on income for the year	24,453	(61,672)	23,709	(67,063)
	Net income for the year	**(53,014)**	**150,565**	**(53,014)**	**150,565**
	Distribution of earnings:				
	Proposal for distribution of earnings				
	Retained earnings	(53,014)	150,565	(53,014)	150,565
14	**Earnings per share**				
	-basic earnings per share of DKK 10.00	(11.5)	33.4	(11.5)	33.4
	-diluted earnings per share of DKK 10.00	-	32.9	-	32.9

Balance sheets – Assets

	as of 31 December	Parent Company		Group	
Note	**Amount in DKK thousands**	**2004**	**2003**	**2004**	**2003**
	Purchased rights	5,471	1,786	5,471	1,786
	Software	3,113	645	3,641	743
	Development projects	0	2,945	0	2,892
	Intangible assets in progress	388	0	388	0
7	**Intangible non-current assets**	**8,972**	**5,376**	**9,500**	**5,421**
	Land and buildings	44,142	0	44,142	0
	Leasehold improvements	23	18	4,276	820
	Office and IT equipment	2,159	800	3,634	1,934
	Laboratory equipment	6,787	9,584	25,395	19,458
	Pre-payments of assets	-	5,000	-	5,000
	Assets in progress	130,041	1,868	130,041	1,868
8	**Tangible non-current assets**	**183,152**	**17,270**	**207,488**	**29,080**
9	Investments in subsidiaries	23,475	18,168	-	-
10	Other financial non-current assets	554	544	554	544
	Financial non-current assets	**24,029**	**18,712**	**554**	**544**
6	**Deferred tax asset**	**70,901**	**35,948**	**74,301**	**35,948**
	Total non-current assets	**287,054**	**77,306**	**291,843**	**70,993**
	Supply materials	144	236	1,955	454
	Stock	39,042	43	39,042	43
	Inventories	**39,186**	**279**	**40,997**	**497**
	Receivables from sales	47,847	49,753	47,847	49,753
	Other receivables	22,640	6,428	25,850	8,281
	Company tax	0	10,976	0	10,976
	Pre-payments and accrued income	2,297	155	2,297	155
	Receivables	**72,784**	**67,312**	**75,994**	**69,165**
11	Securities - bonds	112,573	88,756	112,573	88,756
	Bank and cash funds	72,977	194,571	80,694	199,758
	Total current assets	**297,520**	**350,918**	**310,258**	**358,176**
	Total assets	**584,574**	**428,224**	**602,101**	**429,169**

Balance sheets – Equity and liabilities

Note	as of 31 December	Parent Company		Group	
Note	**Amount in DKK thousands**	**2004**	**2003**	**2004**	**2003**
	Share capital	46,395	45,145	46,395	45,145
	Share premium	0	396,167	0	396,167
	Retained earnings	268,995	(94,311)	268,995	(94,311)
	Shareholders' Equity	**315,390**	**347,001**	**315,390**	**347,001**
9	Investment in subsidiaries	288	203	-	-
12	Other provisions	0	1,277	6,860	1,277
13	Credit institutions	39,247	2,904	39,247	2,904
	Non-current liabilities	**39,535**	**4,384**	**46,107**	**4,181**
12	Other provisions	2,173	786	4,758	786
	Accounts payable	76,272	47,276	85,389	49,751
	Company tax	0	0	3,957	2,947
13	Credit institutions	131,039	1,745	131,039	1,745
	Debt to subsidiaries	8,321	6,791	-	-
	Other debts	11,207	19,438	13,476	21,193
	Accruals	637	803	1,985	1,565
	Current liabilities	**229,649**	**76,839**	**240,604**	**77,987**
	Total liabilities	**269,184**	**81,223**	**286,711**	**82,168**
	Total liabilities and shareholders equity	**584,574**	**428,224**	**602,101**	**429,169**

15 Financial risks
16 Related party transactions
17 Contingent liabilities, contractual obligations
18 Warrant programmes
19 Fees to auditors

Cash flow statements

Note		Parent Company		Group	
Note	**Amount in DKK thousands**	**2004**	**2003**	**2004**	**2003**
	Income from operations (EBIT)	(88,194)	203,428	(82,322)	214,039
	Depreciations, impairments and write-down	10,892	8,115	18,258	12,928
	Paid taxes during the year	10,976	(10,975)	7,843	(13,599)
	Net changes in provisions	110	1,027	9,556	1,027
	Net changes in inventories	(38,907)	30,472	(40,500)	30,468
	Net changes in receivables	(16,447)	10,197	(17,805)	6,817
	Net changes in current liabilities	22,130	(36,070)	28,343	(42,411)
	Cash flow from operating activities	**(99,440)**	**206,194**	**(76,627)**	**209,269**
	Acquisition of enterprise deducted acquired cash and cash equivalents and investment in subsidiaries	-	(17,119)	-	(2,381)
	Investments in intangible non-current assets	(9,827)	(3,841)	(10,408)	(3,829)
	Investments in tangible non-current assets	(171,879)	(16,004)	(190,500)	(28,907)
	Proceeds from sale of non-current assets	1,336	-	164	-
	Investment in current bonds	(23,817)	(73,712)	(23,817)	(73,712)
	Net paid deposits	(10)	1,964	(10)	1,964
	Cash flow from investment activities	**(204,197)**	**(108,712)**	**(224,571)**	**(106,865)**
	Decrease/increase of credit insitutions	165,636	(478)	165,636	(478)
	Proceeds from issue of new shares, net of costs	11,240	-	11,240	-
	Net realised interest	5,649	4,509	5,642	3,537
	Cash flow from financing activities	**182,525**	**4,031**	**182,518**	**3,059**
	Net changes in cash and cash equivalents of period	**(121,112)**	**101,513**	**(118,680)**	**105,463**
	Market value adjustments of securities and foreign exchange fluctuations	(482)	91	(383)	152
	Cash as of 1 January	**194,571**	**92,967**	**199,757**	**94,142**
	Cash as of 31 December	**72,977**	**194,571**	**80,694**	**199,757**
	Specification of cash as of 31 December				
	Cash in-hand and bank deposits	72,977	194,571	80,694	199,757
	Cash as of 31 December	**72,977**	**194,571**	**80,694**	**199,757**

Cash preparedness Group	
Cash and cash equivalents as of 31 December	**80,694**
Securities - highly liquid bonds	112,573
Trusted/pledged funds	(115,000)
Unexploited credit facilities	
Credit lines	17,901
Mortgage	24,800
Financial leasing to be exploited within 1 year	44,116
Cash preparedness	**165,084**

Statement of changes in Equity

2004				Parent Company and Group
Amount in DKK thousands	**Share-capital**	**Share premium**	**Retained earnings**	**Total**
Shareholders' equity as of 1 January	**45,145**	**396,167**	**(94,311)**	**347,001**
Share issue from warrants exercise:				
-Issue of new shares	1,250	10,000		11,250
-Expenses		(10)		(10)
Exchange rate adjustments	-	-	(337)	(337)
Settlement of Share premium		*(406,157)*	*406,157*	*0*
Tax on equity			10,500	10,500
Retained earnings	-	-	(53,014)	(53,014)
Shareholders' equity as of 31 December	**46,395**	**0**	**268,995**	**315,390**

2003				Parent Company and Group
Amount in DKK thousands	**Share-capital**	**Share premium**	**Retained earnings**	**Total**
Shareholders' equity as of 1 January	**45,145**	**396,167**	**(244,873)**	**196,439**
Exchange rate adjustments	-	-	(3)	(3)
Retained earnings	-	-	150,565	150,565
Shareholders' equity as of 31 December	**45,145**	**396,167**	**(94,311)**	**347,001**

Transactions on the share capital for the past 5 years have been the following:

Amount in DKK thousands	**2004**	**2003**	**2002**	**2001**	**2000**
Share capital as of 1 January	45,145	45,145	33,553	27,342	27,050
Issue of new shares	1,250	-	11,592	6,211	292
Share capital as of 31 December	**46,395**	**45,145**	**45,145**	**33,553**	**27,342**

The share capital comprises a total of 4,639,485 shares of DKK 10 as of December 2004. The shares are not divided into share classes, and each share carries one vote.

Notes

Note	Amount in DKK thousands		Vaccine Sales & Production	Research & Development	Not allocated	Group
1	**Segments – Group**					
	Revenue	**2004**	**114,976**	**49,806**	**0**	**164,782**
		2003	504,642	19,850	0	524,492
	Operating expenses	**2004**	**41,633**	**156,712**	**48,759**	**247,104**
		2003	199,124	72,499	38,830	310,453
	Income from operations	**2004**	**73,343**	**-106,906**	**-48,759**	**-82,322**
		2003	305,518	-52,649	-38,830	214,039
	Income before company tax	**2004**	**73,343**	**-106,906**	**-43,160**	**-76,723**
		2003	305,518-	-52,649	-35,241	217,628
	Net income of the year	**2004**	**-**	**-**	**-**	**-53,014**
		2003	-	-	-	150,565
	Additions of assets	**2004**	**130,366**	**19,326**	**51,216**	**200,908**
		2003	6,868	22,939	5,310	35,117
	Depreciation of assets	**2004**	**4,980**	**8,213**	**3,727**	**16,920**
		2003	0	7,059	2,961	10,020
	Value of assets	**2004**	**218,884**	**30,866**	**352,351**	**602,101**
		2003	57,118	27,088	344,963	429,169
	Liabilities	**2004**	**106,821**	**19,533**	**160,357**	**286,711**
		2003	26,572	5,666	49,930	82,168

Within Bavarian Nordic's primary segment - business activities - there are two reporting segments: Vaccine Sales & Production and Research & Development.

The Vaccine Sales & Production segment includes production and sales to customers. The Research & Development segment includes the work to develop projects as well as license and royalty income

A secondary segment is not shown in the segment reporting because a geographical segmentation will not show a different risk and return than shown in the business segments.

		Parent Company		Group	
Note	**Amount in DKK thousands**	**2004**	**2003**	**2004**	**2003**
2	**Staff expenses**				
	Wages and salaries	28,743	16,828	56,153	35,646
	Pension and social security expenses	2,488	1,337	7,082	4,107
	Other staff expenses	396	1,033	396	1,108
	Total staff expenses	**31,627**	**19,198**	**63,631**	**40,861**
	Staff expenses are distributed as follows:				
	Production costs	2,364	1,845	2,364	4,794
	Development costs	9,939	3,775	21,885	9,546
	Research costs	3,167	1,813	13,145	8,092
	Sales and administration costs	16,157	11,765	26,237	18,429
	Total staff expenses	**31,627**	**19,198**	**63,631**	**40,861**
	Of which:				
	Remuneration to the Board of Directors	315	315	315	315
	Remuneration to President of the company	1,825	1,500	1,825	1,500
	Total management remuneration	**2,140**	**1,815**	**2,140**	**1,815**
	Incentive programmes are disclosed in note 18.				
	Average number of employees	**49**	**32**	**117**	**82**
3	**Depreciation**				
	Share of Depreciation:				
	Production costs	1,967	147	1,967	587
	Development costs	6,304	3,773	9,938	6,685
	Research costs	829	2,665	3,923	3,483
	Sales and administrative costs	1,792	1,530	2,430	2,173
	Total depreciation	**10,892**	**8,115**	**18,258**	**12,928**
	Hereof profit/loss from disposed fixed assets	(41)	103	(288)	103

Notes

Note	Amount in DKK thousands	Parent Company 2004	Parent Company 2003	Group 2004	Group 2003
4	**Research & Development costs**				
	Development costs				
	Development costs, gross	59,381	23,581	77,738	35,062
	Allocated depreciation	6,304	3,773	9,938	6,686
	Invoiced development costs	(478)	(1,654)	(478)	(1,654)
	Internal purchase from subsidiary	32,207	24,700	-	-
	Capitalised development costs	(2,099)	(3,253)	(2,082)	(3,200)
	Total development costs	**95,315**	**47,147**	**85,116**	**36,894**
	Research costs				
	Research costs, gross	8,580	10,621	35,136	21,571
	Allocated depreciation	829	2,665	3,923	3,483
	Set-off of governmental grant	(3,738)	(771)	(3,738)	(966)
	Internal purchase from subsidiary	38,402	23,437	-	-
	Total research costs	**44,073**	**35,952**	**35,321**	**24,088**
5	**Financial items**				
	Financial income	9,707	5,406	9,773	5,443
	Financial expenses	(3,469)	(1,384)	(3,572)	(1,772)
	Financial leasing expense	(325)	(134)	(325)	(134)
	Net income from exchange rate adjustments	(263)	90	(276)	52
	Net interest income from subsidiaries	(173)	621	-	-
	Total financial items	**5,476**	**4,599**	**5,599**	**3,589**

		Parent Company		Group	
Note	**Amount in DKK thousands**	**2004**	**2003**	**2004**	**2003**
6	**Taxation**				
	Current tax	0	0	4,144	5,391
	Change in deferred tax	(34,953)	61,672	(38,353)	61,672
	Tax for the year	**(34,953)**	**61,672**	**(34,209)**	**67,063**
	Tax on equity transactions	(10,500)	-	(10,500)	-
	Tax on income for the year	**(24,453)**	**61,672**	**(23,709)**	**67,063**
	Tax on income for the year is explained as follows:				
	Calculated 30 percent tax on income before tax	(23,240)	63,671	(23,017)	65,288
	Tax effect of:				
	Result from subsidiaries	(1,575)	(1,263)	-	-
	Different percentage in foreign subsidiaries	-	-	(253)	2,511
	Loss of tax loss carry-forwards	262	-	262	-
	Permanent deviations	100	(736)	84	(736)
	Corrections to previous years	-	-	(785)	-
	Tax on income for the year	**(24,453)**	**61,672**	**(23,709)**	**67,063**
	Deferred tax				
	Recognised deferred tax asset relates to temporary differences between valuations for accounting and taxation purposes and tax losses carried forward in the parent company:				
	Non-current assets	(21,065)	759	(21,052)	759
	Research and development costs	13,999	26,394	13,999	26,394
	Patenting costs	1,901	2,358	1,901	2,358
	Provisions	356	619	3,743	619
	Tax losses carried-forward	72,703	2,547	72,703	2,547
	Corresponding tax corrections relating to tax audit	3,007	3,271	3,007	3,271
	Recognised tax asset	**70,901**	**35,948**	**74,301**	**35,948**

Parent Company

Note	Amount in DKK thousands	Land and buildings	Leasehold improvements	Office and IT equipment	Laboratory equipment	Pre-payment of assets	Assets in progress	2004 Total	2003 Total
8	**Tangible non-current assets**								
	Costs at 1 January	0	2,758	2,429	12,792	5,000	1,868	24,847	8,843
	Additions during the year	39,503	-	2,214	1,878	-	128,284	171,879	16,004
	Transfer	5,000	-	-	-	(5,000)	-	-	-
	Transfer to subsidiary	-	-	-	(2,372)	-	-	(2,372)	-
	Disposals during the year	-	-	(268)	-	-	-	(268)	-
	Exchange rate adjustment	(41)	(2)	(9)	-	-	(111)	(163)	-
	Costs at 31 December	**44,462**	**2,756**	**4,366**	**12,298**	**0**	**130,041**	**193,923**	**24,847**
	Depreciation at 1 January	-	2,740	1,629	3,208	-	-	7,577	2,298
	Transfer to subsidiary	-	-	-	(713)	-	-	(713)	-
	Depreciation during the year	320	-	727	2,073	-	-	3,120	3,261
	Impairments	-	-	-	965	-	-	965	2,018
	Disposals during the year	-	-	(145)	-	-	-	(145)	-
	Exchange rate adjustment	-	(7)	(4)	(22)	-	-	(33)	-
	Depreciation at 31 December	**320**	**2,733**	**2,207**	**5,511**	**0**	**0**	**10,771**	**7,577**
	Book value at 31 December	**44,142**	**23**	**2,159**	**6,787**	**0**	**130,041**	**183,152**	**17,270**
	Book value of leased assets at 31 December	-	-	**571**	**4,902**	-	**9,111**	**14,584**	**1,825**
	Interests capitalised during the year	-	-	-	-	-	**1,106**	**1,106**	-

Group

Amount in DKK thousands	Land and buildings	Leasehold improvements	Office and IT equipment	Laboratory equipment	Pre-payment of assets	Assets in progress	2004 Total	2003 Total
Costs at 1 January	0	5,273	5,862	32,876	5,000	1,868	50,879	22,006
Exchange rate adjustment	(41)	(4)	(12)	(17)	-	(111)	(185)	52
Additions during the year	39,503	4,723	3,140	14,850	-	128,284	190,500	28,907
Transfer	5,000	-	-	-	(5,000)	-	-	-
Disposals during the year	-	-	(596)	(14)	-	-	(610)	(86)
Fixed assets for sale	-	-	-	-	-	-	-	-
Costs at 31 December	**44,462**	**9,992**	**8,394**	**47,695**	**0**	**130,041**	**240,584**	**50,879**
Depreciation at 1 January	-	4,453	3,928	13,418	0	0	21,799	11,824
Exchange rate adjustment	-	(8)	(7)	(31)	-	-	(46)	42
Depreciation during the year	320	647	1,408	8,213	-	-	10,588	7,998
Impairments	-	624	-	965	-	-	1,589	2,018
Disposals during the year	-	-	(569)	(265)	-	-	(834)	(83)
Depreciation at 31 December	**320**	**5,716**	**4,760**	**22,300**	**0**	**0**	**33,096**	**21,799**
Book value at 31 December	**44,142**	**4,276**	**3,634**	**25,395**	**0**	**130,041**	**207,488**	**29,080**
Book value of leased assets at 31 December	-	-	**571**	**4,902**	-	**9,111**	**14,584**	**1,825**
Interests capitalised during the year	-	-	-	-	-	**1,106**	**1,106**	-

As of 31 December 2004 mortgage deeds of a total of DKK 63,200 (thousands) have been issued on the property Bøgeskovvej 9. The public value assessment of the site and building as of 31 December 2004 was DKK 65,502 (thousands).

Notes

		Parent Company	
Note	**Amount in DKK thousands**	**2004**	**2003**
9	**Investments in subsidiaries**		
	Investments in subsidiaries comprise:		
	100% ownership: Bavarian Nordic GmbH, Munich, Germany, share capital amounts to EUR 191,000		
	99% ownership: Austrian Nordic Biotherapeutics AG, Vienna, Austria, share capital amounts to EUR 70,000		
	Investment in subsidiaries:		
	Cost of subsidiaries at 1 January	15,490	710
	Addition during the year	-	14,738
	Exchange adjustment	(14)	42
	Costs of subsidiaries before result as of 31 December	**15,476**	**15,490**
	Result from subsidiaries 1 January	(15,724)	(18,879)
	Result from the subsidiaries after tax	5,251	4,210
	Tax on equity in subsidiaries and acquired loss	-	(1,011)
	Exchange adjustment	12	(44)
	Result from subsidiaries as of 31 December	**(10,461)**	**(15,724)**
	Book value as of 31 december	**5,015**	**(234)**
	Negative investment in subsidiaries transferred to receivables	18,172	18,199
	Negative investment transferred to provisions	288	203
	Investments in subsidiaries as of 31 December	**23,475**	**18,168**
	Receivables from subsidiaries:		
	Receivable from subsidiaries	18,172	18,199
	Negative investment set-off in the receivables	(18,172)	(18,199)
	Receivables from subsidiaries as of 31 December	**0**	**0**
	Provisions:		
	Additional negative investment transferred to provisions	288	203
	Provisions as of 31 December	**288**	**203**
	As of 16 May 2003, Bavarian Nordic A/S acquired 100% of Bavarian Nordic, Berlin GmbH. The acquired assets and rights comprise the following:		
	Total purchase price in cash	-	2,562
	Fair value of acquired retained loss	-	5
	Fair value of acquired cash and cash equivalents	-	(186)
	Rights	**-**	**2,381**

Note	Amount in DKK thousands	Group 2004	Group 2003
10	**Other financial non-current assets**		
	Deposits as of 1 January	544	2,508
	Paid deposits during the year	-	29
	Repaid deposits during the year	14	(1,993)
	Exchange rate adjustment	(4)	
	Deposits as of 31 December	**554**	**544**
11	**Securities - Bonds**		
	Nominal value of the bonds	110,222	85,738
	Market value of the bonds	112,573	88,756

Amount in DKK thousands	*Currency*	*Coupon rate*	*Maturing*	**Nominel value**	**Market value**
Securities-Bonds; 31 December 2004					
	DKK	7.000%	2019-32	628	655
	DKK	6.000%	2019-32	23,023	23,635
	DKK	5.000%	2013-35	8,913	9,215
	DKK	4.000%	2010-20	11,590	11,706
	DKK	2.770%	2038	3,000	2,869
More than 5 years to maturity				47,154	48,080
	EUR	5.250%	2008	10,041	10,764
	DKK	4.000%	2006-08	25,470	26,031
	DKK	3.000%	2006	21,240	21,380
	DKK	Var. CIBOR	2008	17	17
Between 1 and 5 years to maturity				56,768	58,192
	DKK	2.000%	2005	2,300	2,300
	DKK	4.000%	2005	4,000	4,000
Less than 1 year to maturity				6,300	6,300
Securities - Bonds				**110,222**	**112,572**

The company's securities are pledged for non-mortgage loans in Nordea Bank and Danske Bank for a total of DKK 115 million.

Notes

				Parent Company	
Note	**Amount in DKK thousands**	**"Negative investment in subsidiaries"**	**Other provisions**	**2004 Total**	**2003 Total**
12	**Provisions**				
	Provisions as of 1 January	203	2,063	2,266	1,167
	Additions during the year	288	900	1,188	2,266
	Provisions used during the year	(203)	(786)	(989)	(641)
	Disposals during the year	0	0	0	(526)
	Exchange rate adjustment	0	(4)	(4)	0
	Provisions as of 31 December	**288**	**2,173**	**2,461**	**2,266**

Other provisions cover remaining rent obligations for premises at Ved Amagerbanen.

Other provisions	**Due within 1 year**	**Due between 1 and 5 years**	**Due after 5 years**	**Total**
2004	**2,173**	**0**	**0**	**2,173**
2003	786	1,277	0	2,063

		Group	
Amount in DKK thousands	**Other provisions**	**2004 Total**	**2003 Total**
Provisions as of 1 January	2,063	2.063	1,036
Exchange rate adjustments	(4)	(4)	0
Additions during the year	11,225	11,225	2,063
Provisions used during the year	(1,666)	(1,666)	(510)
Disposals during the year	0	0	(526)
Provisions as of 31 December	**11,618**	**11,618**	**2,063**

Other provisions cover remaining rent obligations for premises at Ved Amagerbanen and Fraunhoferstr. 18b.
Other provisions have two major uncertainties: future rent increase to due to change in CPI and sublet possibilities.

Other provisions	**Due within 1 year**	**Due between 1 and 5 years**	**Due after 5 years**	**Total**
2004	**4,758**	**6,860**	**0**	**11,618**
2003	786	1,277	0	2,063

Parent Company & Group

Amount in DKK thousands

	Terms and debt repayment schedule	Due within 1 year	Due between 1 and 5 year	Due after 5 years	2004 Total	2003 Total
13	**Credit Institutions**					
	Committed facilities					
	Mortgage, DKK, fixed 5.33% p.a.	801	3,593	20,638	25,032	0
	Financial leasing, DKK, fixed 5.4% p.a.	1,289	4,271	0	5,560	0
	Financial leasing, DKK, fixed 2.2% p.a.	882	7,274	954	9,110	0
	Financial leasing, DKK, fixed 3.8% p.a.	106	446	0	552	0
	Financial leasing, DKK, fixed 7.2% p.a.	44	0	0	44	71
	Financial leasing, DKK, fixed 6.0% p.a.	70	0	0	70	89
	Financial leasing, DKK, fixed 6.9% p.a.	160	0	0	160	234
	Financial leasing, DKK, fixed 7.6% p.a.	49	73	0	122	167
	Financial leasing, DKK, fixed 6.4% p.a.	256	989	0	1,245	1,486
	Financial leasing, DKK, fixed 6.5% p.a.	254	1,009	0	1.263	1,502
	Total committed facilities	**3,911**	**17,655**	**21,592**	**43,158**	**3,549**
	Uncommitted facilities					
	Construction loan, DKK, variable 2.8075% p.a.	-	68,000	-	68,000	0
	Construction loan, DKK, variable 3.315% p.a.	-	35,000	-	35,000	0
	Credit line, DKK, variable 3.28 p.a.	24,128	-	-	24,128	1,100
	Total non-commited facilities	**24,128**	**103,000**	**-**	**127,128**	**1,100**
	Interest carrying obligations, total	**28,039**	**120,655**	**21,592**	**170,286**	**4,649**

Minimum financial lease payments

	Due within 1 year	Due between 1 and 5 years	Due after 5 years	Total	Future interest rate on lease	Present value of payments
2004	**3,692**	**14,607**	**954**	**19,253**	**(1,127)**	**18,126**
2003	851	3,228	0	4,079	(530)	3,549

	2004	2003
Non-current interest carrying obligations		
Commited facilities due after 1 year	39,247	2,904
Total non-current interest carrying obligations	**39,247**	**2,904**
Current interest carrying obligations		
Commited facilities due within 1 year	3,911	645
Uncommited facilities	127,128	1,100
Total current interest carrying obligations	**131,039**	**1,745**

Notes

Note	Amount in DKK thousands	Parent Company & Group 2004	Parent Company & Group 2003
14	**Earnings per share**		
	Net income for the year (DKK thousands)	(53,014)	150,565
	Weighted average number of shares (thousands)	4,597	4,514
	Earnings per share (DKK per share)	**-11.5**	**33.4**
	Weighted average number of shares (thousands)	-	4,514
	Adjustment for: warrants (thousands)	-	66
	Weighted average number of shares for diluted earings per share (thousands)	-	**4,580**
	Diluted earnings per share (DKK per share)	-	32.9

Note	Currency	Due	Receivables	Liabilities	Cash position	Net position DKK
15	**Financial risks - Group**					
	EUR	< 1 year	16,169	(35,204)	14,888	4,147
		> 1 year	0	0	0	0
	USD	< 1 year	41,756	(903)	6,966	47,819
		> 1 year	0	0	0	0
	Other currencies	< 1 year	0	(174)	12	(162)
		> 1 year	0	0	0	0
	Total		**57,925**	**(36,281)**	**21,866**	**45,510**

Credit risk - Group

The credit risk related to receivables from sale and other income are limited even though the Group has a small number of customers, as the customers are governments/and or military. It is the opinion of the Management and Board of Directors that there is no real credit risk in relation to receivables from sale and other income.

Interest rate risk - Group

The interest rate risks in the company related to the non-commited loan facilities are estimated to be low by the Management and Board of Directors since the interest rates are fixed for a period of three to six months and the time horisons of the loans are short.

Interest rate risk profile on securities is disclosed in note 11 and for loans in note 13.

Note

16 **Related party transactions**

The Management and Board of Directors of Bavarian Nordic as well as NeuroSearch A/S are considered related parties as they have significant influence. No related party has controlling interest.

NeuroSearch A/S is considered to be a related party in that Mr. Asger Aamund is Chairman of the Board for both NeuroSearch A/S and Bavarian Nordic A/S and the two companies have two other Board Members in common.

Apart from Group inter-company transactions, renumeration of the President and the Board of Directors (note 2), and the warrants programmme (note 18), there are no significant transactions with related parties.

Inter-company purchases from the subsidiaries comprise

Amount in DKK thousands	**2004**	**2003**
Production costs	13,034	5,799
7.5% contribution margin hereof	977	435
Production activities	**14,011**	**6,234**
Development costs, regional management and administrative costs	29,960	21,049
7.5% contribution margin hereof	2,247	1,579
Tax audit correction of prior years purchases	-	2,072
Development activities	**32,207**	**24,700**
Research costs, regional management and administrative costs	35,723	16,761
7.5% contribution margin hereof	2,679	1,257
Tax audit correction of prior years purchases	-	5,419
Research activities	**38,402**	**23,437**
Total purchases from subsidiary	**84,620**	**54,371**

Information on further inter-company transactions and balances can be found in notes 5, 8 and 9.

Notes

Note	Amount in DKK thousands	Parent Comany 2004	Group 2004
17	**Contingent liabilities, contractual obligations**		
	On deliveries of goods, the company has given normal guarantees in the range of 2-3 years. These guarantees are mostly covered by equivalent guarantees from sub-contractors.		
	The Parent Company stands surety for a credit facility to the subsidiary of a maximum of EUR 1.3 million to Nordea A/S.	10,000	-
	The Parent Company has given a "letter of subordination" to subsidiary's creditors.		
	Bank guarantees issued as deposits for laboratory and office buildings in Munich, Germany.	-	2,288
	Operational Leasing:		
	Leasing obligations for office and laboratory equipment. The agreements have terms of non-terminability for one to 5 years.		
	- Due during the next year:	250	694
	- Due between 1 and 5 years:	505	1,805
	- Due after 5 years:	0	252
	Rental commitments		
	Rental agreements for laboratory and office facilities in Munich and Berlin, Germany and Copenhagen, Denmark. The rental agreements are irrevocable from 41 to 65 months.		
	The above-mentioned rental agreements have bound payment obligations as follows:		
	- Due during the next year:	0	4,759
	- Due between 1 and 5 years:	0	18,257
	- Due after 5 years:	0	1,748
	Collaborative agreements:		
	The company has contractual obligations with research partners for long-term research projects.		
	- Due during the next year:	13,725	13,725
	- Due between 1 and 5 years:	5,663	5,663
	- Due after 5 years:	0	0
	Other contractual obligations:		
	Significant obligations regarding the re-building of the Kvistgård facility.		
	- Due during the next year:	26,093	26,093
	- Due between 1 and 5 years:	24	24
	- Due after 5 years:	0	0
	Pending lawsuit:		
	There are no significant pending lawsuits		

Note

18 **Warrant programme**

Bavarian Nordic A/S has in 2002 issued warrants to employees and management of the company.
Warrant rights with exercise price of DKK 90.00 pr. warrant, Nominal DKK 1,296 (thousands) is distributed as follows:

DKK thousands	Nominel value	Exercised nominal value	Total exercise value	Value warrant rights at issuance	Expiration date
Board of Directors	176.0	176.0	1,584.0	200.6	Expired
President of the company	130.0	130.0	1,170.0	148.2	Expired
Managerial staff	321.0	321.0	2,889.0	365.9	Expired
Employees	374.0	374.0	3,366.0	426.4	Expired
Former employees	249.0	249.0	2,241.0	283.9	Expired
Not exercised	46.0	0.0	0.0	52.4	Expired
Total	**1,296.0**	**1,250.0**	**11,250.0**	**1,477.4**	

Bavarian Nordic A/S has in 2004 issued warrants to employees and management.
Warrant rights with exercise price of DKK 323 - 673 pr. warrant, Nominal DKK 1,630 (thousands) is distributed as follows:

DKK thousands	Nominel value	Total exercise value	Value warrant rights at issuance	Value warrant right 31 December	Excercise period
Board of Directors	200.0	6,460,0	1,120.0	5,657.4	18 April - 2 May 2007
President of the company	150.0	4,845.0	840.0	4,243.0	18 April - 2 May 2007
Managerial staff	625.0	22,550.0	3,850.6	16,610.5	18 April - 2 May 2007
Employees	525.0	16,957.5	2,940.0	14,850.0	18 April - 2 May 2007
Former employees	130.0	4,199.0	728.0	3,677.3	18 April - 2 May 2007
Total	**1,630.0**	**55,011.5**	**9,478.6**	**45,038.2**	

Value of warrants at issuance (DKK 56-75) and as of 31 December 2004 (DKK 140-282) are calculated using Black Scholes based on historic volatility.

	Parent company		Group	
DKK thousands	**2004**	**2003**	**2004**	**2003**
19 **Fees to auditors**				
Audit of the annual report:				
PricewaterhouseCoopers	366	330	502	544
Deloitte.	244	220	306	220
Audit of the financial report	610	550	808	764
Other assistance:				
PricewaterhouseCoopers	374	557	385	1,352
Deloitte.	620	564	620	564
Other assistance	994	1,121	1,005	1,916
Total fees	1,604	1,671	1,813	2,680

Extract from the Articles of Association of Bavarian Nordic A/S

The appendices to the Articles of Association of Bavarian Nordic A/S have been left out. These appendices are available for inspection at the Company's headquarters at Bøgeskovvej 9, DK-3490 Kvistgård, Denmark, and at Nordea Bank Danmark A/S, Strandgade 3, DK-1401 Copenhagen K, Denmark (copies available on request).

Articles of Association of Bavarian Nordic A/S - CVR no. 16271187

Name, registered office and objects of the company

Article 1
The name of the company is Bavarian Nordic A/S ("the Company").

Article 2
The registered office of the Company will be situated in the Municipality of Helsingør.

Article 3
The objects for which the Company has been established is to carry on research, trade, manufacture and any other related activities, primarily within the pharmaceutical industry.

The company's share capital

Article 4
The Company's share capital amounts to DKK 46,394,850.00, in words fortysixmillionandthreehundredandninetyfourthousandandeighthundredfifty 00/100 Danish kroner, divided into shares in the denomination of DKK 10 and multiples thereof. The share capital has been paid up in full.

Authorisation to increase the capital stock

Article 5a
For the period ending on 30 June 2006, the board of directors shall be authorised to increase the company's share capital in one or more issues in total nominally DKK 20,000,000 (2,000,000 shares of DKK 10).

The share capital may be increased by cash payment or in other ways.

If the share capital is increased by a cash payment at a subscription price below the value of the shares, the existing shareholders shall have pre-emption right to subscribe for the amount by which the share capital is increased, proportional to their shareholdings.

If the share capital is increased by a cash payment other than what is mentioned in article 5a, subsection 3 or in other ways, such as by conversion of debts or in payment of a contribution of property, the company's existing shareholders shall not have pre-emption right. If the share capital is increased in other ways, the provisions of section 33 of the Danish Companies Act shall apply, and the subscription price or the value of the shares issued shall be fixed by the board of directors within the framework of the mandatory provisions under the Danish Companies Act, including sections 79 and 80 of the Act.

Terms and conditions of the subscription for shares shall be determined by the board of directors.

The New Shares shall be negotiable instruments and shall be issued to bearer but they may be registered in the bearer's name in the company's register of shareholders. No restrictions shall apply to the transferability of the New Shares, and no shareholder shall be obliged to have his shares redeemed – in whole or in part. The shares shall carry the right to dividend as from the date fixed by the board of directors but not later than the first financial year following the capital increase.

Article 5b
During the period ending 1 May 2008, the Company may issue up to 200,000 warrants, in one or more portions on resolution of the Board of Directors. The warrants may be issued to corporate management, employees in the Company or its subsidiaries, including to consultants and the Company's Board of Directors, for the subscription of up to shares of a nominal value of DKK 2,000,000 by cash contribution at a rate and on terms established by the Board of Directors. Notwithstanding the foregoing, the issuances of warrants to members of the Board of Directors may not exceed a nominal value of DKK 200,000. Holders of warrants shall have pre-emption right to subscribe to the shares, issued based on the warrants, meaning that the pre-emption rights to subscribe to warrants and New Shares for existing shareholders' are deviated.

As a consequence of the exercise of awarded warrants, the Board of Directors is authorised during the period until 26 April 2010 to increase the share capital by a nominal value of DKK 2,000,000 in one or more portions on resolution of the Board of Directors by cash contribution at a rate and on other terms established by the Board of Directors without pre-emption rights to subscribe for existing shareholders.

The New Shares issued based on warrants shall have the same rights according to the Articles of Association as Existing Shares. The New Shares shall be negotiable and be issued to the bearer, but may be registered in the Company's Stock Register. No restrictions in the transferability of the New Shares shall apply and no shareholder shall be obliged to allow for their shares to be redeemed. The New Shares shall be eligible for dividends from the time of subscription

This article 5b replaces the previous authorisation to the Board of Directors in article 5b, which has been used, cf. articles 5c, 5d and 5e, and Annex 1, Annex 2 and Annex 3.

Article 5c

In accordance with authorization given at the company's ordinary General Meeting held on 29 April 2003 the board has partly exercised the authority provided in the former Article 5b and have issued 155,000 warrants, providing the right to subscribe to a maximum of 155,000 shares, each with a nominal value of DKK 10 (a total nominal value of 1,550,000), at a rate of DKK 323 per share of DKK 10, and with an exercise period 18 April 2007 to 2 May 2007. The board has been awarded warrants, providing the right to subscribe to a maximum of 20,000 shares, each with a nominal value of DKK 10 (a total value of DKK 200,000. The enclosed Appendix 1 to the Articles of Association - 'Boards decision concerning warrants' describes the details of the warrant programme.

For the purpose of the exercise of the warrants and the related increase of the company's share capital the board is authorized to increase the share capital in the period until 28 April 2008 with a maximum of nominal DKK 1,550,000 by cash payment at a price of DKK 323 per share of nominal DKK 10. The details of the issue are specified by the Board according to Appendix 1 to the Articles of Association.

Article 5d

In accordance with authorization given at the company's ordinary General Meeting held on 29 April 2003 the board has partly exercised the authority provided in the former Article 5b and have issued 7,500 warrants, providing the right to subscribe to a maximum of 7,500 shares, each with a nominal value of DKK 10 (a total nominal value of DKK 75,000), at a rate of DKK 498 per share, each with a nominal value of DKK 10, and with an exercise period 18 April 2007 to 2 May 2007. The enclosed Appendix 2 to the Articles of Association - 'Boards decision concerning warrants' describes the details of the warrant programme.

For the purpose of the exercise of the warrants and the related increase of the company's share capital the board is authorized to increase the share capital in the period until 28 April 2008 with a maximum of nominal DKK 75,000 by cash payment at a price of DKK 498 per share of nominal DKK 10. The details of the issue are specified by the Board according to Appendix 2 to the Articles of Association.

Article 5e

In accordance with authorization given at the company's ordinary General Meeting held on 29 April 2003 the board has partly exercised the authority provided in the former Article 5b and have issued 3,000 warrants, providing the right to subscribe to a maximum of 3,000 shares, each with a nominal value of DKK 10 (a total nominal value of DKK 30,000), at a rate of DKK 673 per share, each with a nominal value of DKK 10, and with an exercise period 18 April 2007 to 2 May 2007. The enclosed Appendix 3 to the Articles of Association - 'Boards decision concerning warrants' describes the details of the warrant programme.

For the purpose of the exercise of the warrants and the related increase of the company's share capital the board is authorized to increase the share capital in the period until 28 April 2008 with a maximum of nominal DKK 30,000 by cash payment at a price of DKK 673 per share of nominal DKK 10. The details of the issue are specified by the Board according to Appendix 3 to the Articles of Association.

Shares

Article 6

All shares shall be issued to bearer, but may be recorded in the name of the holder in the Company's Stock register. The shares shall be negotiable instruments and there shall be no restrictions as to their transferability.

Article 7

No share shall confer any special rights upon the holder, and no shareholder shall be obligated to have his shares redeemed, whether in whole or in part, by the Company or by any other party.

Article 8

As resolved by the Board of Directors, the Company's Stock Register may be kept either by the appropriate officer of the Company, or by a secretary outside the Company to be designated by the Board of Directors. The Company's Stock Register is kept by Nordea Issuer Service, 0900 Copenhagen C.

Article 9

Share certificates may be declared null and void without a prior court order in accordance with the statutory rules applying from time to time to the annulment of negotiable instruments.

General Meetings

Article 10

Within the framework laid down by statute and these Articles of Association, the shareholders at the General Meeting shall give general supervision and direction to all corporate affairs.

General Meetings shall be held in the municipality in which the Company's registered office is situated, or in the Greater Copenhagen area.

General Meetings shall be convened by the Board of Directors giving not less than 14 days nor more than four weeks' notice.

Meetings shall be convened by publication in two leading newspapers. Furthermore, a written notice convening the annual meeting shall be sent to all shareholders of record who have so requested.

The convening notice shall contain the agenda of the relevant General Meeting. If any proposals are to be considered at the General Meeting, the adoption of which is subject to a special majority, then this fact shall be emphasized in the convening notice and the essentials of the relevant proposal shall be reproduced in it.

During the last eight days prior to each General Meeting, the agenda and the complete proposals to be considered at the General Meeting, and with respect to the Annual General Meeting moreover the audited annual report with the audit report, shall be available for the inspection of shareholders at the Company's offices. At the same time, copies of this material shall be circulated to all shareholders of record.

Article 11

Any shareholder shall be entitled to attend each annual and special meeting, provided that he has requested an admission card from the Company's offices no later than five days prior to the pertinent meeting. His capacity as a shareholder shall be documented by his title having already been entered in the Company's Stock Register, or against presentation of the appropriate documentation from the shareholder's bank, such documentation not to have been issued more than 14 days prior to the time when the shareholder requests an admission card. In addition, in order to receive an admission card a shareholder must issue a statement in writing to the effect that the shares have not, or will not, be transferred to any third parties prior to the pertinent general meeting. The shareholder may attend in person or be represented by proxy, and a shareholder shall be entitled to attend together with an advisor.

The voting right can be exercised according to an instrument of proxy issued to a person who need not be a shareholder in the Company. Unless containing a provision to the contrary, instruments of proxy shall be deemed to be in force until revoked in writing by notification to the Company. However, instruments of proxy may not be issued for a period of more than 12 months.

Article 12

The ordinary general meeting shall be held in time to allow for the audited and approved annual report to be received in the Danish Commerce and Companies Agency no later than 4 months after the end of the financial year.

The agenda of the Annual General Meeting shall contain the following business:

1. The Directors' report on the Company's activities in the past year.
2. The presentation of the annual report for adoption.
3. A proposal from the Board of Directors regarding the application of profit or covering of loss pursuant to the annual report as adopted.
4. A resolution for ratification of the acts of the Board of Directors and the Board of Management.
5. Election of members to the Board of Directors.
6. Election of auditors.
7. Any proposals from the Board of Directors or shareholders, including proposals authorizing the Company to acquire shares of Company stock.

Any proposals from shareholders for consideration at the Annual General Meeting must be lodged with the Company no later than two months after the end of the financial year.

Article 13

Extraordinary General Meetings shall be held as directed by the shareholders at the General Meeting, the Board of Directors or an auditor, or when requested by shareholders holding in the aggregate not less than 1/10 of the share capital. The request from the shareholders shall be lodged with the Board of Directors and must contain a specification of the business desired to be considered at the General Meeting. The General Meeting shall be convened no later than 14 days after the appropriate request having reached the Board of Directors.

Article 14
A chairman appointed by the Board of Directors shall preside over the General Meeting.

The Chairman thus appointed shall officiate at the General Meeting and shall settle all matters relating to the transaction of business.

Minutes of the proceedings at a General Meeting shall be entered in a Minute Book, such minutes to be signed by the Chairman and all members of the Board of Directors present at the General Meeting.

No later than 14 days after a General Meeting, the Minute Book or a certified copy of the appropriate entries shall be available for the inspection of shareholders at the Company's offices, and a copy thereof shall be sent to all shareholders who have so requested in writing.

Voting Rights

Article 15
Each share amount of DKK 10 shall give one vote at General Meetings. Shareholders who have acquired shares by transfer may not exercise the voting right on the relevant shares unless such shares have already been entered in the Company's Stock Register, or the shareholder has filed notification and substantiated his acquisition prior to the time when the relevant general meeting is convened. Even where the voting right cannot be exercised for failure to comply with any of the conditions referred to above in this Article 15, the shareholding transferred shall nevertheless be deemed represented at the relevant general meeting if the shares have been entered in the Stock Register prior to the general meeting, or the shareholder has filed notification of his acquisition and proved his title.

Article 16
All resolutions put to the vote of shareholders at General Meetings shall be subject to adoption by a simple majority of votes, unless the Danish Companies Act or these Articles of Association prescribe special rules regarding representation and majority.

Unless a greater majority or unanimity is required pursuant to legislation, the adoption of resolutions regarding amendment of these Articles of Association, the dissolution of the Company or its merger or amalgamation with another company or business is subject to such resolution being adopted by not less than 2/3 of all the votes cast as well as of the votes represented at the relevant General Meeting, and to not less than 50% of the share capital being represented at the General Meeting in question. In case less than half of the share capital is represented at the general meeting, but the resolution is passed by at least 2/3 of the votes cast as well as of the votes represented at the general meeting, the resolution may at a new general meeting called within 14 days after the date of the preceding general meeting be passed by 2/3 of the votes cast as well as of the votes represented.

Board of Directors and Board of Management

Article 17
The Company shall be managed by a Board of Directors of not less than three nor more than six members to be elected for one year at a time by the shareholders at the General Meeting. Retiring Directors shall be eligible for reelection. In addition, such members that are to be elected pursuant to the statutory rules regarding representation of the employees on the Board of Directors shall be elected as well.

The shareholders at the General Meeting shall determine the remuneration of Directors.

Article 18
Minutes shall be taken of all proceedings at Board Meetings. Such minutes shall be signed by all Directors in attendance at the relevant Board Meeting.

The Board of Directors shall elect its own chairman and deputy chairman.

The Board of Directors may grant powers of procuration to individuals to sign singly or collectively.

In addition, the Board of Directors shall lay down more specific Rules of Procedure regarding the discharge of its duties.

The Board of Directors shall appoint a Board of Management.

Binding Signatures

Article 19
The Company shall be bound in legal transactions by the joint signatures of the Chairman of the Board of Directors and that of either any one member of the Board of Management or any two members of the Board of Directors, or by the joint signatures of any two members of the Board of Directors and any member of the Board of Management.

Auditors

Article 20
The Company's annual report shall be audited by one or two Danish state-authorized public accountants elected by the shareholders at the General Meeting.

Auditors shall be elected for a term of one year at a time. Retiring auditors shall be eligible for re-election.

Accounts

Article 21
The Company's financial year shall coincide with the calendar year.

The annual report shall be prepared in pursuance of the legislation from time to time in force regarding the presentation of annual reports.

Glossary and definitions

Glossary

AIDS	Acquired immunodeficiency syndrome.
Antigen	A compound that can induce an immune response in animals or humans.
Antibody	A compound, specific for a certain antigen, produced by the immune system. Antibodies combat antigens and assist other parts of the immune system in recognising antigens.
Atopic disorders	Diseases such as atopic dermatitis, allergy and hay fever.
CapCell™	A technology that facilitates the encapsulation of cells in capsules that can be injected into a patient.
CEF cells	Chicken embryo fibroblast cells.
Clinical trials	Tests in humans of drugs under development.
Dendritic cells	Immune cells formed by monocytes such as Langerhans cells.
Dengue fever	Disease caused by a virus belonging to the flavivirus family, dengue virus.
DNA plasmid	Small, circular, double-stringed DNA.
Elstree-BN™	Bavarian Nordic's second-generation vaccinia smallpox vaccine. Developed from a generic virus strain.
Emergency Authorization	Emergency authorization approval by the FDA.
Endemic	Occurring frequently in a particular area or especially associated with a particular area.
Fast-track	Designation awarded by the FDA to drugs under development for which a serious demand is deemed to exist.
First-generation smallpox vaccine	Replicating vaccinia virus produced in animals.
Gene	DNA sequence encoding a protein.
Gene therapy	The transfer of genes to a patient with a resulting therapeutic effect.
GMP	Good Manufacturing Practice. Production according to approved quality standards.
Her-2/neu	Protein overexpressed by many breast cancer cells, among others.
HIV	Human Immunodeficiency Virus. Retrovirus that causes AIDS in humans.
HIV clades	HIV is divided into two main groups (HIV-1 and HIV-2) and into several variants described as clades, e.g. A, B, C, etc.
Humoral immune response	Antibody-mediated immune response.
Immune enhancement	In dengue disease, accelerated disease in secondary infections mediated by dengue antibodies.
Immunogenicity	The ability to invoke an immune response.
Immunotherapy	Common description for therapeutic forms that exploit the immune system or its components to combat disease.
IMVAMUNE™	Bavarian Nordic's patented third-generation smallpox vaccine based on MVA-BN®.
In-vitro	Tests conducted within a test tube or an artificial environment.
In-vivo	Tests within a living organism.
JEV	Japanese Encephalitis virus.
Lister-Elstree	First-generation smallpox vaccine.

Measles Infectious disease based on measles virus.

Multivalent In connection with MVA-BN® as vector; the capacity to express up to many foreign proteins.

MVA Modified Vaccinia Ankara strain.

MVA-BN® Bavarian Nordic's patented MVA-based vaccine vector.

MVA HIV *nef* HIV vaccine expressing the HIV nef protein in recombinant MVA virus.

MVA-BN® JEV Vaccine against JEV based on recombinant MVA-BN® vaccine expressing PreME proteins of JEV.

MVA-BN® HIV *Polytope* Vaccine against HIV based on recombinant MVA-BN® vaccine expressing an HIV polytope.

MVA-BN® HIV *multiantigen* Vaccine against HIV based on recombinant MVA-BN® vaccine expressing 8 whole or truncated HIV proteins.

Nef Protein produced by HIV virus.

Orthopox virus Group of smallpox viruses.

Passages In connection with the development of MVA, the number of times an MVA virus has been grown on the medium and harvested after growth.

Phase I clinical trial Clinical trial with the purpose of evaluating the safety of a trial product and estimate how the product is tolerated and metabolised in the human body. Usually performed in a small group of healthy individuals.

Phase I/II clinical trial Clinical trial with the purpose of evaluating the safety of a trial product and estimate how the product is tolerated and metabolised in patients with the relevant disease. The trials are performed with patients because the nature of the trial products excludes the possibility of performing safety studies to be performed in healthy individuals. In addition, it is possible to obtain early information about the efficacy of the trial product.

Phase II clinical trial Clinical trial with the purpose of evaluating the efficacy of a trial product in a limited number of subjects with the relevant disease. These studies are often double-blind, which means that neither the physician nor the patient know whether the patient is treated with the trial product, placebo (inactive substance) or an already existing treatment.

Phase III clinical trial Clinical trial with the purpose of evaluating the efficacy and safety of a trial product in a large number of patients suffering from the relevant disease and in which the new treatment is usually compared with already existing treatment alternatives. These studies are double-blind, which means that neither the physician nor the patient know whether the patient is treated with the trial product, placebo (inactive substance) or an already existing treatment.

Polyepitope vaccines Vaccine based on many T-cell epitopes.

Pro-oncogene Organism or molecule participating in the carcinogenic process.

Preclinical trials A trial encompassing in-vitro and in-vivo screening, pharmacokinetics and toxicology which are necessary prior to the administration of a therapeutic agent to humans.

Prophylactic vaccination Vaccination for the prevention of disease.

Recombinant Genetic information that was constructed or modified. This can be a natural process or can be performed in a laboratory as a result of genetic engineering. A vector is an example of a recombinant organism.

RFP Request for Proposal.

RFP-I Tender for the development of a smallpox vaccine based on Modified Vaccinia Ankara (MVA).

RFP-II Tender for the production, filling and release of 500,000 doses of smallpox vaccine based on MVA, with a further option for the supply of 2.5 million doses and validation of preclinical efficacy models and clinical studies in more than 2,000 individuals for each contracting party.

RFP-III The US Authorities are expected to start inviting tenders for the clinical development programme on an MVA smallpox vaccine (RFP-III) in the summer of 2005, with the order expected to be granted in late 2005. The RFP-III order is expected to involve the purchase of a preliminary stock of up to approximately 80 million doses of an MVA-based smallpox vaccine in one or more tranches. Approximately 20 million doses are scheduled for delivery within 18 months of award of the contract. The combined purchase is expected to represent a value of up to approximately USD 900 million. In addition to the RFP-III order, the US Authorities are expected to tender an agreement worth another USD 1 billion in respect of maintenance of the smallpox vaccine stocks during the period 2007-2013.

Second-generation smallpox vaccine Replicating vaccinia virus produced in cell cultures.

Self-antigen tolerance breaking Process in which the immune system is activated against natural proteins in the body.

Serum-free production process Production process which applies artificial production media.

Smallpox virus Large DNA virus belonging to the orthopox family, which includes variola major (human smallpox), cowpox, vaccinia virus, mousepox and monkeypox.

Stand-alone vaccine In connection with MVA-BN®-based vaccine; vaccine administered as MVA-BN® prime-boost without the use of adjuvants.

T-cell immune response Immune response induced by killer T-cells and helper T-cells, also known as cell-mediated immune response.

Therapeutic vaccination Vaccination of a subject who already suffers from a disease in order to achieve a therapeutic effect.

Third-generation smallpox vaccine Vaccinia virus produced in cell cultures which is unable to replicate. In their RFP programme, the US Authorities have defined that a third-generation smallpox vaccine must be based on the MVA virus.

Truncated With respect to proteins: a shortened protein.

Vaccine vector Virus, bacterium or DNA plasmid transmitting an antigen to the vaccinated organism.

Vaccinia virus Smallpox virus used for vaccination against smallpox.

Vector In the field of vaccination: A transmitter of antigens to the individuals that require vaccination.

Virus Particle that uses the host organism to replicate.

Definitions

A.M. Best	A.M. Best Company Inc. is a US-based insurance and credit-rating company approved by the U.S. Securities and Exchange Commission as a so-called Nationally Recognized Statistical Rating Organization.
Acambis	Acambis Plc.
Bavarian Nordic	Bavarian Nordic A/S together with its subsidiaries, also referred to as the Group.
Bavarian Nordic A/S	The parent company of the Bavarian Nordic Group.
Bavarian Nordic GmbH	Bavarian Nordic's German subsidiary.
Bavarian Nordic Incorporated	Bavarian Nordic's US holding company.
Board of Directors	The board of directors of Bavarian Nordic A/S.
BN ImmunoTherapeutics	BN ImmunoTherapeutics Inc. Bavarian Nordic's US operating subsidiary, which is owned by Bavarian Nordic Incorporated.
Company	Bavarian Nordic A/S.
Copenhagen Stock Exchange	Copenhagen Stock Exchange A/S.
Corporate Management	The corporate management of Bavarian Nordic A/S consisting of Peter S. Wulff.
Danish Securities Centre	Danish Securities Centre A/S.
DKK	Danish kroner.
Epimmune	Epimmune Inc.
EUR	Euro.
Existing Shares	The existing shares of Bavarian Nordic A/S immediately prior to the Rights Issue.
Federal Acquisition Regulations	FAR is the primary set of rules used by the US government when purchasing goods and services.
FDA	Food and Drug Administration, USA.
Group	Bavarian Nordic A/S together with its subsidiaries, also referred to as Bavarian Nordic.
Group Management	The group management consists of the Corporate Management and three Executive Vice Presidents.
GSF	Forschungszentrum für Umwelt und Gesundheit GmbH.
GSK	GlaxoSmithKline Biologicals s.a., a subsidiary of GlaxoSmithKline Plc.
HHS	Department of Health and Human Services, USA.
IDT	Impstoffwerk Dessau-Tornau GmbH. Contract manufacturer of Bavarian Nordic's recombinant vaccine.
Lead Manager	Nordea Corporate Finance.
Management	The Board of Directors and Corporate Management of Bavarian Nordic A/S.
Maximum Proceeds	Approximately DKK 417.6 million.
Maximum Offering	1,159,871 New Shares of DKK 10 each.
Minimum Proceeds	Approximately DKK 91.3 million.
Minimum Offering	253,571 New Shares of DKK 10.

NIAID	National Institute of Allergy and Infectious Diseases, USA. A component of the US board of health, National Institutes of Health (NIH).
NIH	National Institutes of Health.
Nordea Corporate Finance	A division of Nordea Bank Danmark A/S.
New Shares	Up to 1,159,871 New Shares with a nominal value of DKK 10 each issued by Bavarian Nordic A/S.
Offering	The offering of up to 1,159,871 New Shares of DKK 10 each in Bavarian Nordic A/S, corresponding to DKK 11,598,710 nominal value.
Payment Date	Payment of the New Shares takes place on subscription, however, not later than 17 June 2005.
Prospectus	This prospectus dated 19 May 2005.
Rights Issue	The offering of a minimum of 253,571 and a maximum of 1,159,871 New Shares of DKK 10 each in Bavarian Nordic A/S (a minimum of DKK 2,535,710 nominal value and a maximum of DKK 11,598,710 nominal value).
Securities Act	The United States Securities Act of 1933, as amended.
Shares	Ordinary bearer shares in Bavarian Nordic A/S of DKK 10 nominal value each.
Subscription Price	DKK 360 per share of DKK 10 nominal value.
Subscription Period	4 June – 17 June 2005.
Subscription Rights	Existing shareholders registered with the Danish Securities Centre as shareholders of Bavarian Nordic A/S on 3 June 2005 at noon (Copenhagen Time) are entitled to subscribe for New Shares at the ratio of one New Share for every four Existing Shares held.
US Authorities	Bavarian Nordic's agreements with the US Authorities are administered by the Department of Health and Human Services, USA (the HHS or the US Department of Health) and by the National Institutes of Allergy and Infectious Diseases (NIAID), a component of the National Institute of Health (NIH).
USA	The United States of America.
USD	US dollars.
USPTO	United States Patent and Trademark Office.
WHO	World Health Organization.

Notes

[1] Department of Health and Human Services (HHS), BioShield: HHS Biodefense Preparedness Efforts, Statement of Stewart Simonson, J.D. Assistant Secretary, Office of Public Health Emergency Preparedness U.S. Department of Health and Human Services, 28 April 2005.

[2] Department of Health and Human Services (HHS), Draft Request for Proposals (RFP), Acquisition of Modified Vaccinia Ankara (MVA) Vaccine for the Strategic National Stockpile, 13 May 2005.

[3] US Congressional Budget Office: "Project Bioshield Act", May 2003.

[4] F. Fenner, D. A. Henderson, I Arita, Z. Jezek, I.D. Ladnyi, Smallpox and its Eradication, World Health Organization, 1988, page 175.

[5] C. Gubser, G. L. Smith, Journal of General Virology, (2002) 83, pages 855-872.

[6] A. Kemper et al, Effective Clinical Practice (2002) vol. 5(2), pages 84-90.

[7] Grabenstein et al, JAMA (2003) 289, 3278.

[8] Halsell et al, (2003) 289, page 3283.

[9] K. Alibek: Smallpox: a disease and a weapon; International Journal of Infectious Diseases (2004) 852, pages 53-58.

[10] W. Orent: A most dangerous game, Natural History, July-August 2004.

[11] N. Wade: A DNA Success Raises Bioterror Concern, New York Times, 12 January 2005.

[12] J. Johnson: Smallpox Vaccine Stockpile and Vaccination Policy, Congressional Research Service, 9 January 2003, pages 8-10.

[13] The Pan American Health Organization, Influenza Preparedness Must Become Public Health Priority, Experts Say, Press Release, 9 November 2004.

[14] G7+ - Global Health Security Initiative (GHSI) "Best Practices in Vaccine Production for Smallpox and other Potential Pathogens" Workshop, Paul-Ehrlich-Institut, Germany, 5-6 September 2002.

[15] F. Fenner, D. A. Henderson, I Arita, Z. Jezek, I. D. Ladnyi, Smallpox and its Eradication, World Health Organization, 1988, chapter 11.

[16] A. Mayr et al, Infection, (1975) 3, pages 6–14.

[17] Commission of the European Communities, COM(2003) 320 final, Brussels, 2 June 2003.

[18] http://www2.niaid.nih.gov/biodefense/bandc_priority.htm

[19] http://www.ncbi.nlm.nih.gov/entrez/viewer.fcgi?db=nucleotide&val=47088326

[20] *Bavarian Nordic's Annual Report 2003 with references.*

[21] UNAIDS; Aids Epidemic Update, December 2004.

[22] A. J. McMichael et al, Nature Medicine 9(7), 2003, pages 874-880.

[23] E. Horner et al, Antiviral Therapy 10, 2005, pages 285-300.

[24] M. Franchini et al, Journal of Immunology, (2004) Vol. 172, pages 6304-6312.

Advisers

Lead Manager

Nordea Corporate Finance
(a division of Nordea Bank Danmark A/S)
Strandgade 3
P.O. Box 850
DK-0900 Copenhagen C
Denmark

Legal adviser to Bavarian Nordic A/S

As to Danish law
Kromann Reumert
Sundkrogsgade 5
DK-2100 Copenhagen Ø
Denmark

Legal adviser to the Lead Manager

As to Danish law
Bech-Bruun Dragsted
Langelinie Allé 35
DK-2100 Copenhagen Ø
Denmark

Auditors

PricewaterhouseCoopers
Statsautoriseret Revisionsinteressentskab
Strandvejen 44
DK-2900 Hellerup
Denmark

Deloitte
Statsautoriseret Revisionsaktieselskab
H.C. Andersens Boulevard 2
DK-1780 Copenhagen V
Denmark

This page is intentionally left blank.

This page is intentionally left blank.

This page is intentionally left blank.





Design and production Boje & Mobeck

www.bavarian-nordic.com

EXHIBIT 2

BAVARIAN NORDIC A/S

Only one subscription form per shareholding

Subscription of shares in Bavarian Nordic A/S – subscription form for U.S. residents

This subscription form is for the sole use of holders of Subscription Rights wishing to exercise these and subscribe for New Shares.

To be submitted to the shareholder' own custodian bank for endorsement and processing.

Securities code:	New Shares	DK00 6000290-5	Subscription price:	DKK 360
			Manager:	Nordea Corporate Finance
Subscription period:	June 4 - June 17, 2005		First day of listing, New Shares:	June 23, 2005
Date of payment:	June 17, 2005			

This subscription form must be received by the shareholder's custodian bank on or before the last day of the Subscription Period, that is June 17, 2005.

Important notice to U.S. residents

The Rights Issue is made to persons resident in the United States only to the extent such persons held Existing Shares, whether directly or through a nominee, as of the record date of the Rights Issue.

I/we hereby confirm that I/we held Existing Shares as of the record date.

I/we hereby confirm that I/we hold Subscription Rights which are either used to subscribe for New Shares in the Rights Issue, or which remain unexercised in my/our account.

I/we hereby submit a binding order to subscribe for __________ New Shares of DKK 10 nominal value in Bavarian Nordic A/S.

Statement by the shareholder

This subscription form is submitted on the terms and conditions set out in this Prospectus dated May 19, 2005.

The *submission of a subscription order is binding.*

I/we undertake to pay the countervalue of the shares allocated at the Subscription Price (in DKK). Payment will be effected on June 17, 2005 pursuant to the contract note submitted to me/us against registration of the allocated shares with the Danish Securities Centre.

Information and signature

Name:	VP account:
Address:	Account used for settlement:
Post code and city:	Custodian bank:
Date:	I/we wish to be listed in the Company's register of shareholders, please tick:
Telephone:	

The new shares will be registered in the relevant shareholder's/investor's VP account with the Danish Securities Centre.

Registration no.:	CD identification:
Stamp and signature:	

EXHIBIT 3

Announcement no. 14-05
19 May 2005

TO THE COPENHAGEN STOCK EXCHANGE

Bavarian Nordic A/S publishes prospectus for rights issue

On 20 May 2005, Bavarian Nordic A/S publishes its prospectus for a rights issue. The Company's shareholders have pre-emption rights to subscribe for new shares at the ratio of 1 for 4 at a price of DKK 360 per share of DKK 10. The gross proceeds from the offering are expected to total up to approximately DKK 418 million. The proceeds will be used to strengthen the activities within research and product development, including clinical trials within smallpox, HIV, measles and cancer, and production. Moreover, part of the proceeds will be used to start up the production of an order for up to 80 million doses of smallpox vaccine (RFP-III) for which the US authorities are expected to invite tenders in the summer of 2005, with the order expected to be granted in late 2005. In order to ensure this and future supplies and with a view to reducing production costs, Bavarian Nordic plans to invest approximately DKK 115 million in a vaccine filling and packing line. Finally, the Company wishes to strengthen its general capital preparedness.

Offering
The offering comprises up to 1,159,871 new shares with a nominal value of DKK 10 each with pre-emption rights to the Company's shareholders.

On 19 May 2005, the Board of Directors resolved to exercise part of the authority contained in the Company's articles of association to increase the share capital by a minimum of 253,571 shares of DKK 10 each (DKK 2,535,710 nominal value) and a maximum of 1,159,871 shares of DKK 10 each (DKK 11,598,710 nominal value).

Subscription price
The new shares are offered at DKK 360 per share of DKK 10, free of brokerage fees.

Subscription ratio
The Company's shareholders have pre-emption rights to the new shares at the ratio of 1 for 4 to the effect that shareholders will be entitled to subscribe for 1 new share of DKK 10 for each 4 existing shares of DKK 10 held.

Subscription period
The subscription period for the new shares commences on 4 June 2005 and closes on 17 June 2005. It is expected that the new shares will be listed on the Copenhagen Stock Exchange with effect from 23 June 2005.

Trading in subscription rights
The subscription rights will be traded in the period from 1 June 2005 to 14 June 2005.

Allocation of subscription rights
Subscription rights will be allocated to shareholders who are registered with the Danish Securities Centre as shareholders of Bavarian Nordic A/S on 3 June 2005 at noon (Copenhagen time). Shareholders will require 4 subscription rights for each new share of DKK 10 nominal value to be subscribed.

Underwriting
The rights issue is not underwritten, but a number of existing shareholders, A.J. Aamund A/S and LD Pensions, have made binding advance commitments to the Company to subscribe for a total of 253,571 new

shares, corresponding to total gross proceeds of approximately DKK 91 million. Out of this amount, A.J. Aamund A/S and LD Pensions will subscribe for new shares corresponding to gross proceeds of approximately DKK 60 million and approximately DKK 31 million, respectively, by exercising their respective subscription rights.

Reasons for the rights issue and use of proceeds
Bavarian Nordic aims to obtain gross proceeds of approximately DKK 418 million from the rights issue.

Bavarian Nordic aims to strengthen its research and product development activities, including clinical trials within smallpox, HIV, measles and cancer, and production. In that connection, Bavarian Nordic has, *inter alia*, established a subsidiary in California, USA in order to increase its research and development activities within cancer immunotherapy. Moreover, Bavarian Nordic plans an expansion of its exports and marketing function.

Bavarian Nordic expects that the US authorities will place an order (RFP-III) under the clinical development and delivery programme for an MVA-based smallpox vaccine in late 2005. RFP-III is a continuation of the process that was initiated with RFP-I and RFP-II. On 28 April 2005, the US authorities confirmed that the RFP-III process will be initiated. Following this, the US authorities published a draft of the tender terms for RFP-III on 13 May 2005. During this stage of the programme, the US authorities are expected to purchase a preliminary inventory of up to approximately 80 million doses of MVA-based smallpox vaccine in one or more tranches, of which approximately 20 million doses are expected to be delivered within 18 months of award of the contract. The total order is expected to have a value of up to approximately USD 900 million. Management expects that Bavarian Nordic will be awarded the whole or a substantial portion of this contract. Bavarian Nordic will execute the RFP-III order in a commercial partnership with GlaxoSmithKline.

Part of the proceeds from the rights issue will be used as temporary financing of the necessary build-up of inventories of raw materials and ready-to-use vaccines and trade receivables in connection with the sale and delivery of these vaccines from 2006. The Company expects that the revenue from this order over the delivery period will generate a significant and increasing liquidity surplus.

In order to reduce production costs and provide maximum supply reliability to Bavarian Nordic's customers, the Company plans to initiate an investment in a vaccine filling and packing line in Kvistgård, Denmark. This investment is expected to total approximately DKK 115 million.

Lead Manager
The rights issue has been arranged by Nordea Corporate Finance, a division of Nordea Bank Danmark A/S, as Lead Manager for Bavarian Nordic A/S.

Publication and distribution of the prospectus
The prospectus, which has been prepared in connection with the rights issue of Bavarian Nordic A/S, will be published through the Copenhagen Stock Exchange on Friday 20 May 2005.

The prospectus will be available for inspection at Bavarian Nordic A/S' offices at Bøgeskovvej 9, DK-3490 Kvistgård, Denmark. The prospectus will be forwarded to registered shareholders resident in Denmark, the UK and the USA. The prospectus will furthermore be available on the Company's website – except to persons covered by legislation which prohibits this – at www.bavarian-nordic.com, and the prospectus may also be obtained from:

Nordea Bank Danmark A/S
Phone: +45 3333 5092
Fax: +45 3333 3182
E-mail: corpact@nordea.com

Announcement no. 14-05
19 May 2005

Kvistgård, 19 May 2005

Asger Aamund
Chairman of the Board

Contacts:
Peter Wulff, President & CEO
Phone: +45 3326 8383.

Asger Aamund, Chairman
Phone: +45 3332 1911.

About Bavarian Nordic A/S:

Founded in 1994, Bavarian Nordic A/S is a leading international biopharmaceutical company developing, producing and marketing innovative vaccines to prevent and treat infectious diseases and cancer. With operations in Denmark, Germany, and the USA, Bavarian Nordic employs over 180 people and is listed on the Copenhagen Stock Exchange under the trading symbol BAVA.

Bavarian Nordic's patented core technology, MVA-BN®, is one of the world's safest, multivalent vaccine vectors for the development of vaccines against various infectious diseases such as smallpox, HIV/AIDS, as well as against breast, colon and prostate cancer. Several MVA-BN®-based HIV and smallpox vaccines are in clinical Phase I and Phase II trials. MVA-BN® is patented under US Patent No. 6,761,893 and covers the MVA-BN® virus and derivatives thereof, IMVAMUNE™ (Bavarian Nordic's smallpox vaccine), and its use as a vector technology.

Bavarian Nordic has ongoing development contracts with the US government (awarded in September 2004 and February 2003) to develop IMVAMUNE™ as a safe third-generation smallpox vaccine. Bavarian Nordic's advanced clinical development programme has been further expedited by the US government with the FDA's grant of "fast track" status for IMVAMUNE™, the first-ever smallpox vaccine candidate to be given this designation.*

Bavarian Nordic has supplied several governments with smallpox vaccines and with its increased production capacity, able to supply the growing demand, particularly for safe smallpox vaccines. With a combined global manufacturing capacity consisting of the build-up of its own production facility in Denmark (with a production capacity that can be expanded to 180 million doses per year) an international collaboration with GlaxoSmithKline, and an established partnership with vaccine producer, Impfstoffwerk Dessau-Tornau (IDT), Bavarian Nordic has ensured supply of its current and future vaccines.

Bavarian Nordic's partners include GlaxoSmithKline, Epimmune in the U.S.A., Impfstoffwerk Dessau-Tornau (IDT) in Germany, and Vaccine Solutions in Australia.

For more information please visit www.bavarian-nordic.com

** The award of RFP-II has been funded in full or in part with federal funds from the National Institutes of Allergy and Infectious Diseases, the National Institutes of Health, Department of Health and Human Services, under Contract No. HHSN266200400072C, ADB Contract No. 1-AI-40072.*
"Safe Harbour" Statement Under the Private Securities Litigation Reform Act of 1995:

Announcement no. 14-05
19 May 2005

Except for the historical information contained herein, this release contains "forward-looking statements" within the meaning of the Private Securities Reform Act of 1995. No "forward-looking statement" can be guaranteed, and actual results may differ materially from those projected. Bavarian Nordic undertakes no obligation to publicly update any "forward-looking statement", whether as a result of new information, future events, or otherwise. Additional information regarding risks and uncertainties is set forth in the current Annual Report and in Bavarian Nordic's periodic reports, if any, which we incorporate by reference.

Stockwise summary:
Bavarian Nordic A/S publishes prospectus for rights issue.

Bavarian Nordic A/S, Bøgeskovvej 9, DK – 3490 Kvistgård ; Denmark, Phone + 45 33 26 83 83, Fax + 45 33 26 83 80
www.bavarian-nordic.com, A/S Reg. No. 208.618, VAT No. DK 16 27 11 87.